07073070

ANNUAL**REPORT**2007



Simplifying the exchange of Digital Communications in a Converging World

PROCESSED
JUL 3 0 2007
THOMSON
FINANCIAL

Dear Fellow Shareholders:

Having been appointed Arbinet's Interim CEO and President on June 11, 2007, I am pleased to present you with Arbinet's Annual Report, which reviews the Company's recent accomplishments.

In 2006, your Board of Directors and management team focused their efforts on increasing shareholder value. Our plan was two-fold: capitalize on Arbinet's solid operating and financial foundation, which includes Arbinet's powerful, low-cost transaction management platform, and explore additional opportunities for value creation.

These efforts led to the largest increase in overall membership in Arbinet's history. As a result, we are now one of the more interconnected companies in the world. Our connections and relationships with our customers, coupled with our scalable platform and new services, establish a base for growth and position us well to further address our members' needs.

In addition, after an extensive analysis of a broad range of options available to the Company, Arbinet's Board determined that the best alternative to maximize shareholder value in the near-term is to return cash to shareholders through a $15 million stock repurchase plan. We continue to evaluate additional options for capital allocation, including a possible expansion of the stock repurchase plan. The Board will also be working closely with management to improve the profitability of the Company's core exchange business and leverage the underlying technology to accelerate growth in complementary areas.

2006 Growth Initiatives

In 2006, we identified high priority initiatives designed to leverage our technology, relationships and intellectual property. These initiatives included:

- Creating new products and services that enable communications service providers to move more traffic across thexchange[SM];
- Introducing VoIP PeeringSolutions[SM] to help both members and the overall telecommunications industry address the increased complexity of routing calls across traditional and VoIP networks; and
- Applying Arbinet's automated, centralized solution to other digital goods.

> "As a result, we are now one of the more interconnected companies in the world."

I am pleased to report that we have made progress on all of these initiatives.

Products and Services Launched in 2006

Associate Membership Program

Our Associate Membership Program, launched in the third quarter, helped drive member growth from 399 at the start of 2006 to 693 members at the end of 2006. This represents a 74% increase compared to 2005. While new members in the associate program will take time to generate volume growth in additional minutes traded, we believe the 19% increase we experienced in minutes bought and sold on thexchange in the last quarter of 2006 demonstrates a positive long-term impact the program could have on liquidity in thexchange.

PrivateExchange[SM] and AssuredAxcess[SM]

Our PrivateExchange[SM] and AssuredAxcess[SM] products, both launched in August 2006, have been well received. Each of these products addresses a specific unmet need. PrivateExchange service allows telecommunications companies to more efficiently and more cost effectively manage their own one-to-many commercial agreements by outsourcing the most costly interconnection and back office complexities to us. AssuredAxcess service features fixed rates for all the world's destinations. Since the launch, we have seen increasing interest in both products and continue to build the pipeline for future sales. As they gain further traction, these services should allow us to capture additional revenue from our members and strengthen our partnership with our customers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
WASH, DC

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-51828

ARBINET-THEXCHANGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3930916
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey	08901
(Address of Principal Executive Offices)	(Zip code)

Registrant's telephone number, including area code: (732) 509-9100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 Par Value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2.) (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates computed by reference to the last reprinted sale price on June 30, 2006 was $137,721,494. As of March 1, 2007, there were outstanding 25,734,436 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Arbinet-thexchange, Inc. definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year are incorporated by reference into Part III of this Form 10-K and certain documents are incorporated by reference to Part IV.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

We are a leading electronic market for trading, routing and settling communications capacity. Members of our exchange, consisting primarily of communications services providers, anonymously buy and sell voice calls and Internet capacity through our centralized, efficient and liquid marketplace. Communications services providers that do not use our exchange generally individually negotiate and buy access to the networks of other communications services providers to send voice calls and Internet capacity outside of their networks. We believe that we provide a cost-effective and efficient alternative to these direct connections. With a single interconnection to our exchange, members have access to all other members' networks. Members place orders through our easy-to-use web-based interface. Sellers on the exchange post sell orders to offer voice calls and Internet capacity for specific destinations, or routes, at various prices. We independently assess the quality of these routes and include that information in the sell order. Buyers place buy orders based on route quality and price and are matched to sell orders by our fully automated trading platform and our proprietary software. When a buyer's order is matched to a seller's order, the voice calls or Internet capacity are then routed through our state-of-the-art facilities. We invoice and process payments for our members' transactions and manage the credit risk of buyers primarily through our credit management programs with third parties.

Through our exchange, members have access to communications capacity in every country in the world. As of December 31, 2006, we had 693 members who subscribed to our voice trading services, including the world's ten largest communications services providers. The following table illustrates the growth and changing mix of the minutes traded on our exchange for voice calls:

Year ended December 31,	Members	Minutes (billion)	% Increase to prior year	Wireline/Wireless Mix		Traditional Networks/VoIP	
				Wireline	Wireless	Traditional	VoIP
2004	360	10.5	33%	62%	38%	83%	17%
2005	399	11.9	13%	64%	36%	76%	24%
2006	693	12.6	6%	56%	44%	74%	26%

2006 Developments

Strategic Alternatives: On October 23, 2006, we announced that our Board of Directors formed a special committee of independent directors (the "Special Committee") to explore a broad range of strategic alternatives to enhance shareholder value. These alternatives include, but are not limited to, a revised business plan, operating partnerships, joint ventures, strategic alliances, a recapitalization, and the sale or merger of the Company. The Special Committee is composed of Robert C. Atkinson, Michael J. Donahue, Roger H. Moore and Michael J. Ruane, each an independent director of Arbinet. Mr. Donahue serves as the Chairman of the Special Committee. The Special Committee retained Jefferies & Company, Inc. as its financial advisors and Goodwin Procter LLP as its legal counsel to assist it in its work.

We cannot assure you that this strategic alternatives review process will result in any changes to our current business plan or any transaction or agreement. We undertake no obligation to provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration. We do not intend to disclose developments or provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration.

Digital Media: In August 2006, we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media. In December 2006, the Company, through its wholly-owned subsidiary, Arbinet ETE

Corporation, acquired all of the outstanding common stock of Flowphonics Limited (now known as Broad Street Digital Limited ("Broad Street Digital")), a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs.

Industry Background

The Global Communications Services Industry

The global communications services industry continues to evolve, providing significant opportunities and creating competitive pressures for the participants in the industry. The industry has been experiencing significant changes, including the proliferation of wireless and data products and services, increased voice and data volume, declining unit pricing and the emergence of new participants due to deregulation and low-cost technologies. The growth in competition and associated fragmentation along with declining unit pricing and an industry structure that is characterized by high fixed costs have resulted in increased pressure on communications services providers' profitability.

Voice Industry

The voice industry is characterized by changes driven by deregulation in telecommunications markets around the world, an increase in and shift of minutes to wireless and the acceptance of Voice over Internet Protocol ("VoIP") as an alternative to wireline phone service.

- *Deregulation.* According to TeleGeography, a leading industry source for current and historical telephone traffic statistics, in 1995, nearly half of the world's international voice traffic was originated in the 15 countries that had opened their international long-distance markets to competition. By 2004, more than 79 countries, accounting for 92% of the world's international traffic, had liberalized their international long-distance markets.
- *Shift to Wireless.* Consumer phone usage is shifting from wireline phones to wireless. According to TeleGeography, mobile phones have outnumbered fixed-line phones since 2002 and accounted for 64 % of worldwide phone lines in 2005, compared with 59% in 2004.
- *VoIP.* Voice over Internet Protocol ("VoIP") permits a user to send voice, fax and other information over the Internet, rather than through a regular telephone network system based on switches, commonly referred to as a public switched telephone network, or PSTN. VoIP has been used as a low-cost solution to provide call completion, or termination, to telecommunications services providers. The low cost of launching a telecommunications business with VoIP, coupled with deregulation in telecommunications markets, has driven fragmentation of communications services markets. VoIP is now being used as a way to provide local and long-distance phone service to consumers and enterprises. Cable companies and VoIP service providers are driving current consumer adoption of VoIP and are expected to capture a significant share of the overall voice market.

According to TeleGeography, international VoIP traffic has grown from less than 10 million minutes in 1997 to 45.2 billion minutes in 2005.

Data Industry

The Internet is a global collection of tens of thousands of interconnected computer networks. A network generally must connect with other networks in order to send and receive data. In addition, online businesses and Internet service providers that rely on high-quality Internet service currently must purchase Internet capacity from, and interconnect to, multiple Internet network owners and Internet capacity resellers. As with the voice industry, the data industry is characterized by management of multiple direct interconnections, which results in high operating and infrastructure costs.

According to IDC, a leading research organization and advisory firm in the information technology and telecommunications industries, the worldwide revenue for Internet access for businesses was $35.3 billion in 2003 growing to $54.9 billion by 2008, a 9.2% compound annual growth rate.

Traditional Communications Services Industry Business Practices

Communications services providers must access other networks to send and receive voice and data traffic. As the industry continues to fragment, establishing, managing and maintaining many direct interconnections has become cumbersome and expensive.

We believe both voice and data communications services providers typically buy and sell capacity based on a labor-intensive, costly, time-consuming and highly negotiated contractual process that leads to higher installation, network management, selling, legal, billing and collection costs.

We believe this traditional process can take from three to six months from initial contact through the time of interconnection. In addition, the negotiated prices between the buyer and seller may become obsolete by the time the interconnection has been established or as market conditions change. Further, this direct process burdens the parties with numerous interconnections that must be managed and maintained.

As a result of these problems, we believe the global communications services industry has a fundamental need for a centralized, efficient platform for the trading, routing and settling of communications capacity in order to improve profitability and optimize network utilization.

Our Solution

We have created a global, automated, standardized, single center of commerce to trade, route and settle voice calls and Internet capacity. Our exchange-based trading system permits buyers and sellers to transact business in a broad, liquid, open and transparent market, rather than on a one-to-one basis, and incorporates the following attributes:

Trade

- *Global access.* Our exchange provides members with access to capacity to every country in the world.
- *Single interconnection.* We currently have exchange delivery points, or EDPs, in New York, Los Angeles, Miami, London, Frankfurt and Hong Kong. Our members connect their networks to our EDPs through a local network provider or over the Internet using VoIP. Through a single interconnection to one of our EDPs, our members can seamlessly trade with and route to all other members on our exchange. Typically, the interconnection does not require a member to purchase new equipment or incur material expenses or time.
- *Easy-to-use.* Our members place orders through our easy-to-use, web-based trading platform.
- *Customized ordering.* The buyers on our exchange can prioritize their orders specifying the highest quality within their given price range, or the lowest price at their requested level of quality.
- *Market intelligence.* We provide our members with daily reports that detail quality, price, volume and cost savings information by destination relating to their account and across our entire exchange.
- *Neutrality.* Our exchange is neutral, which means that we favor neither buyers nor sellers.

Route

- *Patented automated order matching.* Using our proprietary software and patented processes, our trading platform automatically creates a routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into our switches.

- *Automated delivery process.* When the buyer sends traffic to our exchange, our proprietary software automatically routes the traffic to the prioritized matched seller.
- *Standardized quality control.* We independently measure the quality of each seller's route and regularly update that rating on our trading platform.

Settle

- *Centralized settlement.* We provide a single invoice for all transactions on our exchange by each seller and buyer in the relevant settlement period.
- *Credit risk management.* We manage the credit risk of the buyers on our exchange through our arrangements with GMAC Commercial Finance LLC, or GMAC, and Silicon Valley Bank, or SVB, the netting of our members' buying and selling activity, prepayment programs, cash deposits and letters of credit. Every four hours, our CreditWatch system calculates a member's net trading balance against its credit line and automatically alerts the affected member and us as the member approaches target thresholds of its credit line. We utilize our CreditWatch system on a member-by-member basis. This enables us to monitor when a member approaches or reaches its credit limit and allows us to prevent a member from exceeding its pre-determined credit limit.

The Benefits of our Solution to our Exchange Members

Our exchange provides many benefits to our members. By trading, routing and settling voice calls and Internet capacity through our exchange, members can access multiple buyers and sellers, increase network utilization, achieve better pricing and improve profitability and cash flow by reducing the number of interconnections, reducing selling, legal, billing and collection expenses and eliminating disputes and bad debt.

- *Benefits of a single interconnection.* By establishing a single interconnection to one of our six EDPs or connecting to our exchange over VoIP, and executing a standard membership agreement with us, communications services providers can gain immediate targeted access to and a link with hundreds of buyers and sellers. This replaces the lengthy, costly and highly negotiated process of searching for and interconnecting to other communications services providers on a one-to-one basis and managing these interconnections on an ongoing basis. Furthermore, by aggregating traffic through a single interconnection to our exchange, we believe that our members can improve their network utilization by increasing the traffic they buy and sell through their existing infrastructure.
- *Benefits of our trading platform and automatic routing.* We believe our buyers are able to lower their costs at their specified quality criteria for voice calls and Internet capacity because buyers have access to quality and price data of numerous sellers. We eliminate the need for buyers to independently assess the quality of each seller's network by providing a centralized and up-to-date source of quality rating of sellers' routes, enabling buyers to make quality comparisons between sellers' routes.
- *Benefits of our settlement and credit risk management features.* Our settlement procedures are standardized and centralized. We handle all invoicing for voice calls and Internet capacity sold on our exchange. Members receive a single payment or invoice from us reflecting net buying or selling activity on our exchange. This settlement reduces members' administrative costs and improves their working capital. We eliminate bad debt exposure for sellers because we assume the credit risk of every transaction executed on our exchange. We pay our sellers regardless of whether we have collected payment from the buyers. We believe our standard settlement terms accelerate the payment and improve cash flow for our sellers.

Our Strategy

Our mission is to provide a trading platform where virtually any digital good can be traded. The key elements of our strategy are:

Expand our voice business through the following initiatives:

- *Increase participation on our exchange from existing members.* We believe our members benefit from economies of scale as they send more voice calls through our exchange allowing them to further reduce their expenses and reallocate resources. By demonstrating the cost savings of our exchange to senior management of our members, we believe members will increase their participation on our exchange.
- *Increase membership on our exchange.* We intend to continue to add members to our exchange in order to increase liquidity and volume. We are focusing our sales and marketing efforts on incumbent national carriers, regional Bell operating companies and competitive communications services providers in deregulated markets in Western Europe, Asia and Latin America. We are also focusing our sales efforts on communications services providers that we believe are best positioned to add market share as minutes shift to wireless and VoIP, including wireless communications services providers, cable companies and VoIP service providers. In August 2006, we introduced an Associate Member program that enables members to participate in the exchange under a reduced fee structure. This program was responsible for an increase of 221 members from its introduction through December 31, 2006. As our membership increases, we expect the network effect of our exchange to attract even more buyers and sellers, which will further increase liquidity.
- *Develop, market and expand complementary services.* We plan to leverage our platform, intellectual property and long-term relationships to develop new products and services that enable our members to move more traffic to our platform and to manage the increased complexities of routing traffic across traditional and VoIP networks. In 2006, we introduced AssuredAxcess, PrivateExchange and PeeringSolutions as new service offerings.
- *Leverage our trading platform, intellectual property and operations support systems to offer a trading platform for other digital media:* We believe that we can leverage our web-based trading systems, intellectual property portfolio and operations support systems to allow trading, routing and settlement of other digital media and offer additional services. In August 2006, we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media. In December 2006, the Company, through its wholly-owned subsidiary, Arbinet ETE Corporation, acquired all of the outstanding common stock of Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution. Broad Street Digital's rightsrouter platform enables music and video rights owners to manage, exchange, distribute, and receive payment for their content with many of the world's major online and mobile retailers. This acquisition allows the Company to combine its exchange platform and business processes with Broad Street Digital's patent-protected license management and digital content distribution platform to address the growing market for the management, exchange, distribution and settlement of digital transactions. We may also develop new products and services that support the exchange of other forms of digital communications.

Services

Overview of Products and Services

We offer the following services:

	Product/Service	Features
Voice	PrimeVoice℠	Spot marketplace matching buyers to sellers
	SelectVoice℠	Spot marketplace matching buyers to sellers who have surpassed quality benchmarks for a destination
	DirectAxcess℠	Spot marketplace matching buyers to an in-market fixed or mobile network operator
	PeeringSolutions℠	Allows members to route on-net traffic to a carrier
	AssuredAxcess℠	Enables members to simplify administration and improve performance through "bidless trading"
	PrivateExchange℠	Managed Service that enables Members to outsource the routing and settlement of traffic with their own partners
	Caller Line Identification Screening	Call screening service that allows members to trade calls without Caller ID
	RapidClear℠	Accelerated settlement service pays Members within as few as two business days
	SoftSwitchAxcess℠	Managed service which gives Members outsourced access to a session border controller to manage VoIP traffic with their service provider partners
Internet Exchange	OptimizedIP℠	Managed optimized Internet access that distributes a buyer's traffic among matching sellers based on measured network performance
	SelectIP℠	Managed paid-peering to a specific Internet network
	PrimeIP℠	Managed Internet transit to all connected or available networks from a single buyer
Music and Video Rights, Licensing and Distribution	rightsrouter®	A license management platform for intellectual property rights and digital content distribution.

Voice Exchange

Arbinet operates the world's largest electronic marketplace for communications trading. Arbinet's online trading platform enables 693 fixed and mobile service providers to buy, sell, deliver and settle 12+ billion minutes per year.

PrimeVoice. PrimeVoice is our most dynamic service, rematching orders and updating a seller's quality profile every four hours. PrimeVoice allows our buyers and sellers to take full advantage of changes in quality and prices of voice traffic on our exchange every four hours.

SelectVoice. SelectVoice allows quality sensitive buyers to trade with the highest quality sellers. By requiring that the seller's quality remain constant over a four-day period, SelectVoice offers stable supply to our buyers.

DirectAxcess. Many members require direct connection to the owner of an in-country network for the termination of segments of their voice traffic. DirectAxcess gives members a direct connection to fixed and mobile networks. Buyers purchase routes directly from the network operators. Sellers earn a premium for selling direct access to their network or bilateral connections. Bid and ask orders remain matched, ensuring long-term termination to quality routes.

Caller Line Identification Screening. Caller Line Identification, or CLI, commonly referred to as caller ID, makes it easier for wireless phone users to initiate follow-up outgoing calls, which, in turn, increases overall wireless usage. As a result, global wireless communications services providers are requesting that all calls sent to their wireless users include CLI. Not all communications services providers that sell wireless terminations, however, can guarantee the CLI will be successfully sent with each initiated wireless call. Wireless phone calls that include CLI trade at a higher price than those without CLI. Our exchange can identify whether a wireless call contains CLI and then provide special handling to suit the buyer's requirements.

RapidClear. RapidClear is an accelerated settlement service we offer, where sellers, for a fee, can elect to be paid in advance of our standard settlement terms.

SoftSwitchAxcess. Our SoftSwitchAxcess service allows communications services providers, including non-members, to outsource switching and control routing. It also provides carriers with a secure platform to safeguard their commercial relationships and company information, and manage routes and rates simply with an advanced online interface. We charge customers either a per-minute fee or a per-circuit fee for this service.

Recently Introduced Service Offerings

Peering Solutions. Introduced in May 2006, Peering Solutions is a web-based number and partner management system that enables service providers to manage and share access to their VoIP or TDM-accessible phone numbers with their partners. PeeringSolutions integrates the SPIDER registry, the neutral, secure, industry-managed registry of service provider-controlled interconnects addressing information.

AssuredAxcess. Introduced in August 2006, AssuredAxcess is a service that automatically routes a buyer's call directly to its destination. Buyers do not manage orders as in Arbinet's traditional exchanges. Calls are automatically distributed between selling members to achieve the highest possible performance and lowest cost targets. Rates are fixed for fifteen or thirty days.

PrivateExchange. Introduced in August 2006, PrivateExchange is an outsourced solution that allows communications services providers to manage their bilateral commercial agreements, including rate negotiations, while Arbinet manages routing, reporting, credit risk and settlement.

Internet Exchange

Arbinet provides a leading marketplace for IP transit and paid peering. More than 200 Internet service providers ("ISPs") and content sites buy, sell, deliver and settle IP transit and peering.

OptimizedIP. Businesses currently buy Internet capacity on a best efforts basis. By automatically measuring and selecting the best performing Internet routes from each seller, OptimizedIP supports our quality sensitive buyers that want to maximize the quality of their Internet traffic within their price requirements. Offered as an exchange-based route control and optimization service, buyers of OptimizedIP establish a price limit for their Internet capacity on our exchange and we optimize a buyer's traffic by dynamically routing traffic across all of the sellers that meet the buyer's price criteria using our proprietary and patent pending route optimization technology.

SelectIP. Companies that sell Internet capacity do not deliver the same quality levels to every destination. SelectIP allows members to trade, route and settle traffic directed to a specific destination on the Internet, or autonomous system number, or ASN. Buyers simply place ASN-specific bids on our exchange and choose from responding seller offers. SelectIP allows our members to purchase Internet capacity for specific ASNs for varying lengths of time.

PrimeIP. Today, businesses purchase Internet capacity in a highly manual process involving requests for proposals. PrimeIP automates the buying and selling of Internet capacity, allowing our members to trade, route and settle standard Internet capacity through an automated system. Buyers simply place a bid on our exchange and can choose from responding seller offers. PrimeIP allows our members to purchase Internet capacity for varying lengths of time.

Music and Video Rights, Licensing and Distribution

rightsrouter. This platform enables music and video rights owners to manage, exchange, distribute, and receive payment for their content from many of the world's major online retailers. The acquisition of Flowphonics Limited, now known as Broad Street Digital Limited, allows us to combine our exchange platform and business processes with Broad Street Digital's patent-protected license management and digital content distribution platform to address the growing market for the management, exchange, distribution and settlement of digital transactions.

Fee Revenue

We charge our members a variety of fees based on their membership, usage and subscriptions to our complementary services. Our members pay the following fees:

- *Capacity-based access fees.* Full members of our exchange and our SwitchAxcess customers are generally assessed minimum access fees, payable monthly in advance, based on the size of their connections to our EDPs. These minimum access fees provide these members with a fixed amount of trading volume at no additional charge. When a member trades above the allotted trading volume associated with its minimum fee, the member then generally pays an incremental per minute or per megabyte fee on all traffic above the usage minimum. We offer volume-based discounts on both the minimum capacity fees and per minute and per megabyte fees. Associate members are eligible to buy AssuredAxcess exclusively.
- *AssuredAxcess fees.* AssuredAxcess buyers pay rates that are fixed for fifteen or thirty days. Arbinet realizes a fee as the spread between this fixed rate and the ask price from the seller.
- *Credit risk management fee.* Sellers pay a fixed percentage of their gross sales volumes for centralized invoicing, shorter settlement period and outsourced credit risk management services.
- *Membership fee.* New full members pay a membership fee to join our exchange.
- *Additional service fees.* In addition to the membership fee and access fees our members generally pay fees for using additional value-added services. Currently, these fees include:
    - *Inter-EDP.* Buyers located within one of our EDPs pay an additional fee if they trade with a seller located in another EDP.
    - *SelectRouting.* Members pay an additional per minute or per megabyte fee for traffic traded through our SelectVoice and SelectIP services.
    - *OptimizedRouting.* Members pay an additional per minute or per megabyte fee for traffic traded through our OptimizedVoice and OptimizedIP services.

- *DirectAxcess.* Members pay an additional per minute fee for traffic traded through our DirectAxcess service.
- *RapidClear.* Members who elect to be paid prior to our standard settlement terms pay an additional service fee based on the dollar value they have sold on our exchange.
- *Information products.* Our AxcessCode and AxcessRate subscribers pay an annual subscription fee.
- *rightsrouter.* Arbinet earns a royalty fee on of the songs sold by online retailers.

Sales and Marketing

We market and sell our products and services through our direct sales force. We seek to expand the utilization of our exchange by our current members through account managers who are dedicated to specific customer accounts. Our sales team has extensive sales experience with a broad range of communications and technology companies and is located throughout the United States, Europe, Asia, Middle East and South America. Our sales process frequently involves a trial, where our members trade a small volume of traffic prior to trading larger volumes through our centralized exchange. Within our larger members, sales efforts are directed at multiple decision makers, frequently including senior corporate executives, chief information officers and vice presidents of procurement. We target our voice services sales efforts at the telecommunications industry, and, in particular, the market for international wire line, wireless and VoIP minutes.

Our marketing efforts are designed to drive awareness of our exchange and our service offerings and solutions. Our marketing activities include seminar programs, trade shows, web-site programs, public relations events, print advertising and direct mailings. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Technology

Our technology consists of an easy-to-use, web-based interface through which our members place buy and sell orders and an automated, scalable, patented and integrated trading platform to match, route and settle our members' trades. The software platform we use to provide for the delivery of traded capacity is proprietary to us and we have patented the process that matches buy and sell orders on our exchange and effect the delivery of traded capacity. We integrate our state-of-the-art database, financial, and customer-care software, server hardware and communications switches, signaling devices and VoIP gateways acquired from leading manufacturers with our proprietary trading platform to provide a full service solution handling trading, routing and settlement of voice and data services. Our technology consists of:

Customer interface

Our members access our exchange through an easy-to-use, web-based interface that allows them to place buy and sell orders that include quality and price parameters. Each member has its own dedicated, customizable trading environment that includes individualized traffic reports and online invoice access. Our member facing applications are run on state-of-the-art servers.

Automated trading and delivery platform

Our system automatically matches buy and sell orders in our voice exchange every four hours. Our trading platform automatically creates an individualized routing table that prioritizes member orders based on the quality and price parameters entered into our web-based interface. This routing table is automatically downloaded into an Arbinet-developed Service Control Point ("SCP"), which is queried on a call-by-call basis by our switches in order to determine the correct routing for that individual call or session. As a result, when a buyer sends a voice call or Internet traffic to our exchange, our systems can automatically determine which seller best meets the buyer's quality and price requirements and route the traffic to the appropriate seller. If the seller cannot terminate the voice call, our systems automatically forward that traffic to the next seller that meets the buyer's quality and price requirements. If no seller is able to accept the buyer's traffic, our systems automatically return the traffic to the buyer to try alternative service providers to complete the traffic.

Our systems automatically measure the seller's route quality based on traffic the seller has received through our exchange. When we match the buy and sell orders, our systems automatically update the seller's route quality rating. If the quality has declined below the buyer's requirements, the seller will be unmatched from that buyer. Our proprietary routing software automatically directs a buyer's traffic to the seller with the highest quality or lowest priced offer within the parameters selected by the buyer for the designated route.

Our systems automatically generate reports that summarize the total activity on our exchange and the buy and sell activity for specific members. These reports are useful to our members in determining the parameters within which they buy and sell minutes or Internet capacity on our exchange.

State-of-the-art switches, VoIP gateways and Intelligence

Our members connect their networks to our state-of-the-art, packet-based switches and VoIP gateways using private or public interconnections. This interconnection enables us to route all traffic that is traded on our exchange under the control of our highly specialized SCP intelligence that is able to route traffic to the unique telephone number used by a service provider.

Standardized and centralized billing system

We use our proprietary operating support system to manage our billing and settlement functions. Our switches generate traffic records that are automatically sent to our proprietary rating software that adds the economic parameters of each minute or megabyte of capacity to the traffic detail record. The traffic detail record is then automatically sent to our billing system, which generates invoices that are posted on our website and notification is automatically emailed to our members.

Members

Our members consist primarily of communications services providers seeking to buy or sell communications capacity and include national, multinational and regional telecommunications carriers, wireless carriers, resellers and VoIP service providers. As of December 31, 2006, we had 693 members of voice on thexchange, compared to 399 members as of December 31, 2005, representing approximately a 74% increase. Our members include the world's ten largest international communications services providers. Our members traded approximately 11.9 billion minutes in 2005 and approximately 12.6 billion minutes in 2006, representing an increase of approximately 6%. No member in 2006 represented over 5% of our revenue and our top ten members represented, in the aggregate, approximately 20% of our revenue. As of December 31, 2006, we had 153 members of data on thexchange.

Competition

Our members trade, route and settle voice calls and Internet capacity based on route quality and price through our automated trading platform, proprietary software and state-of-the-art facilities. We believe that we currently do not have any direct competitors who offer communications services providers the ability to trade, route and settle capacity based on quality and price in a liquid marketplace similar to ours. Although historically a number of companies attempted to provide similar functionality to communications services providers, many of these companies have either ceased related operations, including Ratexchange Corporation, AIG Telecom, the GTX and Asia Capacity Exchange, or have become resellers of voice calls and/or Internet capacity, including Band-X Ltd., Tradingcom Europe and European Telco Exchange AG. Although we believe that the network effect of our exchange and our intellectual property are significant barriers to entry into this business, new competitors may be able to create centralized trading solutions that replicate our business model.

Our voice and data businesses both compete with the legacy processes through which communications services providers buy, sell, route and settle their communications traffic directly, without the use of an exchange. These processes include, but are not limited to, existing interconnection agreements and physical interconnections with other communications services providers and incumbent relationships. Many of these companies have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting as members. Once communications services providers have established these business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business. In addition, since our exchange provides full disclosure of prices offered by participating sellers on an anonymous basis, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will "cannibalize" the greater profit-generating potential of their existing businesses, they may choose to withdraw from our exchange. If participants withdraw from our exchange in significant numbers, it could cause our exchange to fail and materially harm our business.

Broad Street Digital provides a content/license management and distribution platform for publishers and retailers of music. The service offerings include digital asset storage, encoding, distribution, rights management, reporting and settlement. There are a number of competitors that offer some or all of these services including CD Baby, Digital Music, Group, Digital Rights Agency, IODA, IRIS, The Orchard, Tunecore, SNOCAP, Vital and Uploader. Many of these companies have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. We cannot be certain that we will be able to compete successfully against current processes and future competitors, and competitive pressures faced by us could adversely affect our business.

Intellectual Property

Our success depends in part on our proprietary rights and technology. We rely on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights.

We have been issued 35 domestic and international patents, and have 27 further pending patent applications related, among others, to a process for clearing telecommunications trading transactions. These patents relate, among other things, to a process that collects requests to purchase and offers to sell telecommunications services, from buyers and sellers of such services, matches the offers and requests and delivers the traded telecom services between matched sellers and buyers.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Moreover, any issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product or service. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products or services and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our exchange.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology, in part, by confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our corporate partners, employees, consultants, advisors and others use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Arbinet® and Arbinet-thexchange® are registered trademarks of Arbinet-thexchange, Inc. and rightsrouter® is a registered servicemark of Arbinet-thexchange, Inc. Thexchange℠, voice on thexchange℠, OptimizedVoice℠, SelectVoice℠, PrimeVoice℠, DirectAxcess℠, AssuredAxcess℠, PrivateExchange℠, PeeringSolutions℠, data on thexchange℠, OptimizedIP℠, SelectIP℠, PrimeIP℠, SwitchAxcess℠, RapidClear℠, SoftSwitchAxcess℠, AxcessCode℠, AxcessRate℠, CreditWatch ℠, and Broad Street Digital℠ are service marks of Arbinet-thexchange, Inc. Our logos, trademarks and service marks are the property of Arbinet-thexchange, Inc.

Employees

As of December 31, 2006, we had 137 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Our Executive Officers

The following table identifies our executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
J. Curt Hockemeier[(1)]	58	President and Chief Executive Officer and Director	April 2000
John B. Wynne, Jr.[(2)]	45	Chief Financial Officer	October 2006
Peter P. Sach[(3)]	47	Chief Information Officer and Senior Vice President of Operations	April 2004
W. Terrell Wingfield, Jr.[(4)]	54	General Counsel and Secretary	September 2006

(1) J. Curt Hockemeier has been a director since April 2000 and our President and Chief Executive Officer since August 2000. From April 2000 to August 2000, he served as our President and Chief Operating Officer. Before joining us, from June 1999 to April 2000, Mr. Hockemeier served as Executive Vice President and Chief Operating Officer of Telephony Operations for AT&T Broadband Services. Prior to that, from January 1993 to June 1999, he served as a Senior Vice President for Teleport Communications Group, Inc. Mr. Hockemeier received a B.J. degree from the University of Missouri. He completed the Program for Management Development at Harvard Business School.

(2) John "Jack" B. Wynne, Jr. has been our Chief Financial Officer since October 2006. From July 2006 to October 2006 he served as our Vice President of Finance. Mr. Wynne has also been a Partner in the New York practice of Tatum, LLC, an executive services and consulting firm, since October 2005. From December 2004 to October 2005, Mr. Wynne served in various private consulting roles. From December 2002 until April 2003, Mr. Wynne served as Chief Executive Officer and Chief Financial Officer of PromptCare Acquisition Corp. In April 2003, PromptCare Acquisition Corp. acquired The PromptCare Companies, Inc., and Mr. Wynne served as Chief Executive Officer and Chief Financial Officer of The

PromptCare Companies, Inc. until November 2004. From June 2000 to July 2000 he was Vice President of Allied International Healthcare and from August 2000 to November 2002, he was Chief Financial Officer of Allied International Healthcare. From August 1996 to May 2000, Mr. Wynne served as Vice-President and then as Chief Financial Officer of Wassall USA, Inc. Prior to that Mr. Wynne worked at Coopers & Lybrand LLP, the predecessor to PricewaterhouseCoopers LLP, where he was an audit senior manager. Mr. Wynne received a B.S. degree from the University of Connecticut.

(3) Peter P. Sach has been our Chief Information Officer and Senior Vice President of Operations since April 2004. From July 2001 to April 2004, he served as our Chief Administrative Officer and Treasurer. From March 2001 to July 2001, he served as Managing Director for Reo Consulting Group, LLC, a management consulting company. Prior to that, from March 2000 to March 2001, he served as Chief Operating Officer for OnTera Broadband, Inc., From June 1999 to March 2000, he served as Senior Vice President, Systems Development and Administration for AT&T Broadband Services,]. From August 1998 to June 1999, Mr. Sach was the Vice President Strategic Sales for AT&T Business Services]. Prior to that, from August 1986 to August 1998, Mr. Sach held various positions at Teleport Communications Group. Mr. Sach received a B.S. degree from State University College of New York at Fredonia.

(4) W. Terrell "Terry" Wingfield, Jr. has been our General Counsel and Secretary since September 2006. From October 2005 until his appointment as our General Counsel and Secretary, Mr. Wingfield had been Corporate Vice President of Business Development at Current Communications Group, LLC. From September 2004 until October 2005, he was a Principal with River Park Consulting, LLC. From November 2002 until August 2004, he was Executive Vice President, General Counsel and Corporate Secretary of RCN Corporation, and from October 2000 until November 2002 he was Senior Vice President, General Counsel and Secretary of Velocita Corp. Mr. Wingfield received a B.B.A. in Finance from the University of Georgia and a J.D. from the Walter F. George School of Law at Mercer University.

None of our executive officers is related to any other executive officer or to any of our Directors. Our executive officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Available Information

We make available the following public filings with the Securities and Exchange Commission free of charge through our Web site at www.arbinet.com as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission:

- our Annual Reports on Form 10-K and any amendments thereto;
- our Quarterly Reports on Form 10-Q and any amendments thereto; and
- our Current Reports on Form 8-K and any amendments thereto.

In addition, we make available our code of business conduct and ethics free of charge through our Web site. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the NASDAQ Global Market by filing such amendment or waiver with the Securities and Exchange Commission and posting it on our Web site.

No information on our Web site is incorporated by reference into this Annual Report on Form 10-K or any other public filing made by us with the Securities and Exchange Commission.

Item 1A. Risk Factors

If any of the following risks occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline.

Risks Related to Our Business

We have a limited operating history as a company and as an exchange for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our operations in November 1996. In October 1999, we discontinued some of our previous operations, which involved the sale and rental of telecommunication equipment and operating international routes, and modified our business strategy to focus exclusively on our Internet-based exchange for long-distance voice calls. In the second quarter of 2004, we introduced our exchange-based system for buying and selling Internet capacity. In 2006, we introduced a number of new products, including AssuredAxcess, PrivateExchange and Peering Solutions. In August 2006 we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media, and in December 2006, we acquired Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution.

We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in an early stage of commercial development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

- generate sufficient usage of our exchange by our members;
- maintain and attract a sufficient number of members to our exchange to sustain profitability;
- execute our business strategy successfully, including successful execution of our Internet capacity business;
- manage our expanding operations;
- upgrade our technology, systems and network infrastructure to accommodate increased traffic and transaction volume and to implement new features and functions;
- achieve adoption by having customers and potential customers use our new products and services; and
- successfully integrate Broad Street Digital into our business.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by early stage companies could impair our ability to expand our business, continue our operations or raise capital.

We have incurred a cumulative loss since inception and if we do not maintain or generate significant revenues, we may not remain profitable.

We have incurred significant losses since our inception in November 1996. At December 31, 2006, our accumulated deficit was approximately $90.0 million. Although we achieved net income of $7.7 million and $9.7 million for the years ended 2004 and 2005, respectively, we incurred a net loss of $0.4 million for the year ended December 31, 2006 and we expect to incur significant future expenses, particularly with respect to the development of new products and services, deployment of additional infrastructure, integration of Broad Street Digital and expansion in strategic global markets. To remain profitable, we must continue to increase the usage of our exchange by our members, attract new members in order to improve the liquidity of our exchange, and enter into agreements with music licensors and licensees to utilize our rightsrouter technology. We must also deliver superior service to our members, mitigate the credit risks of our business, develop and commercialize new products and services and grow Broad Street Digital. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A large portion of our fee revenues is derived from fees that we charge our members on a per-minute and per-megabyte basis. Therefore, a general market decline in the price for voice calls and Internet capacity may adversely affect the fees we charge our members in order to keep or increase the volume of member business and could materially impact our future revenues and profits. Our failure to remain profitable would depress the market price of our common stock and could impair our ability to expand our business, diversify our product and service offerings or continue our operations.

Our members may not trade on our exchange or utilize our other services due to, among other things, the lack of a liquid market, which may materially harm our business. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Traditionally, communications services providers buy and sell network capacity in a direct, one-to-one process. Our members may not trade on our exchange unless it provides them with an active and liquid market. Liquidity depends upon the number of buyers and sellers that actively trade on a particular communications route. Our ability to increase the number of buyers that actively trade on our exchange will depend on, among other things, the willingness and ability of prospective sellers to satisfy the quality criteria imposed by prospective buyers, and upon the increased participation of competing sellers from which a buyer can choose in order to obtain favorable pricing, achieve cost savings and consistently gain access to the required quality services. Our ability to increase the number of sellers that actively trade on our exchange will depend upon the extent to which there are sufficient numbers of buyers available to increase the likelihood that sellers will generate meaningful sales revenues. Alternatively, our members may not trade on our exchange if they are not able to realize significant cost savings. This may also result in a decline in trading volume and liquidity of our exchange. Trading volume is additionally impacted by the mix of hundreds of geographic markets traded on the exchange. Each market has distinct characteristics such as price and average call duration. Declines in the trading volume on our exchange would result in lower revenues to us and would adversely affect our profitability because of our predominantly fixed cost structure. Volatility in trading volumes may have a significant adverse effect on our business, financial condition and operating results.

Our members may not trade on our exchange, because such members may conclude that our exchange will replace their existing business at lower margins.

If our exchange continues to be an active, liquid market in which lower-priced alternatives are available to buyers, sellers may conclude that further development of our exchange will erode their profits and they may stop offering communications capacity on our exchange. Since our exchange provides full disclosure of prices offered by participating sellers, buyers may choose to purchase network capacity through our exchange instead of sending traffic to their existing suppliers at pre-determined, and often higher, contract prices. If suppliers of communications capacity fear or determine that the price disclosure and spot market limit order mechanisms provided by our exchange will "cannibalize" the greater profit-generating potential of their existing business, they may choose to withdraw from our exchange, which ultimately could cause our exchange to fail and materially harm our business.

Our standard member enrollment cycle can be long and uncertain and may not result in revenues.

Our member enrollment cycle for full membership on the exchange can be long, and may take up to 12 months or even longer from our initial contact with a communications services provider until that provider signs our membership agreement. Because we offer a new method of purchasing and selling international long-distance voice calls and Internet capacity, we must invest a substantial amount of time and resources to educate services providers regarding the benefits of our exchange. Factors that contribute to the length and uncertainty of our member enrollment cycle and that may reduce the likelihood that a member will purchase or sell communications traffic through our exchange include:

- the strength of pre-existing one-to-one relationships that prospective members may already have with their communications services providers;
- existing incentive structures within our members' organizations that do not reward decision-makers for savings achieved through cost-cutting;

- the experience of the trial trading process by prospective members; and
- an aversion to new methods for buying and selling communications capacity.

If we fail to enroll new members, we may not increase our revenues, which would adversely affect our business, financial condition and results of operations.

Until 2002, our operations had been cash flow negative and we depended on equity financings and credit facilities to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Until the year ended December 31, 2002, we experienced negative operating cash flow and depended upon equity financings, as well as borrowings under our credit facilities, to meet our cash requirements in each annual period since we began our operations in November 1996. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, cash, cash equivalents and short-term investments. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may be required to borrow under our credit facilities or seek additional financing sooner than anticipated.

Our current credit facility with Silicon Valley Bank, or SVB, expires on May 25, 2007. Even though we expect to extend the expiration date on this facility, we may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product or service candidates or products or services, which we would otherwise pursue on our own. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan. As a result, our business, results of operations and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

Our settlement procedures subject us to financial risk on all receivables not accepted by GMAC or Silicon Valley Bank under our credit arrangements or covered by our other methods of managing our credit risk. In addition, we may elect to forego potential revenues to avoid certain credit risks.

Under our settlement procedures, we pay a seller on our exchange the net sales price, or the total amount sold by a member less the amount purchased by that member in a given period, for its trading activity. We may not, however, collect the net sales price from the buyers on our exchange until after we have paid the sellers. We have established credit risk assessment and credit underwriting services with each of GMAC and SVB. We are subject to financial risk for any nonpayment by our buyers for receivables that GMAC and/or SVB do not accept. We seek to mitigate that risk by evaluating the creditworthiness of each buyer prior to its joining our exchange, as well as requiring deposits, letters of credit or prepayments from some buyers. We also manage our credit risk by reducing the amount owed to us by our buying members by netting the buy amount and the sell amount for each member on our exchange. In 2006, approximately 88% of our trading revenues were covered by our third party credit agreements, netting, prepayments or other cash collateral, of which our third party credit underwriters covered 43%. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the future, we may elect to increase the amount of credit we extend to our customers we deem creditworthy in order to reduce our credit underwriting costs. If buyers fail to pay us for any reason and we have not been able or have elected not to secure credit risk protection with respect to these buyers, our business could be adversely affected. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues that could materially affect our results of operations.

We are exposed to the credit risk of our members not covered by our credit management programs with third parties, which could result in material losses to us.

There have been adverse changes in the public and private equity and debt markets for communications services providers that have affected their ability to obtain financing or to fund capital expenditures. In some cases, the significant debt burden carried by certain communications services providers has adversely affected their ability to pay their outstanding balances with us and some of our members have filed for bankruptcy as a result of their debt burdens, making us an unsecured creditor of the bankrupt entity. Although these members may emerge from bankruptcy proceedings in the future, a bankruptcy proceeding can be a slow and cumbersome process and creditors often receive partial or no payment toward outstanding obligations. Furthermore, because we are an international business, we may be subject to the bankruptcy laws of other nations, which may provide us limited or no relief. Even if these members should emerge from bankruptcy proceedings, the extent and timing of any future trading activity is uncertain.

In addition, because we generally pay the sellers on our exchange and then seek payment from the buyers on our exchange, a bankruptcy court may require us to return the funds received from a buyer if we, and not our sellers, are deemed to have received a preferential payment prior to bankruptcy. Although we have credit risk programs in place to monitor and mitigate the associated risks, including our arrangements with GMAC and SVB and our policy of netting a member's buy and sell transactions on our exchange, we do not always utilize these programs for certain members and, in such instances, these programs are not effective in eliminating or reducing these credit risks to us.

We have experienced losses due to the failure of some of our members to meet their obligations and then subsequently seeking protection of applicable bankruptcy laws. Although these losses have not been significant to date, future losses, if incurred, could be significant and could harm our business and have a material adverse effect on our operating results and financial condition.

We may not be able to effectively manage the pricing risk in our AssuredAxcess service.

With our AssuredAxcess service, we may offer our customers a fixed rate for specific markets for a set duration. We may assume the risk on the price of the minute and we may not be able to secure the prices from sellers to ensure we do not lose money on the minutes purchased by the buyers through the AssuredAxcess service. We could incur significant losses related to having a higher cost of minutes sold in relation to the price offered to the buyer of this service.

If we are not able to retain our current senior management team or attract and retain qualified technical and business personnel, our business will suffer.

We are dependent on the members of our senior management team, in particular, J. Curt Hockemeier, our President and Chief Executive Officer, for our business success. Our employment arrangements with Mr. Hockemeier and our other executive officers are terminable on short notice or no notice. We do not carry key man life insurance on the lives of any of our key personnel. The loss of any of our executive officers would result in a significant loss in the knowledge and experience that we, as an organization, possess and could significantly affect our current and future growth. In addition, our growth will require us to hire a significant number of qualified technical and administrative personnel. There is intense competition for human resources, including management, in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful operation and growth of our exchange. The loss of the services of key personnel or the inability to attract new employees when needed could severely harm our business.

The market for our services is competitive and if we are unable to compete effectively, our financial results will suffer.

We face competition for our voice trading services from communications services providers' legacy processes and new companies that may be able to create centralized trading solutions that replicate our voice trading platform or circumvent our intellectual property. These companies may be more effective in attracting voice traffic than our exchange.

We may face a new set of competitors as we launch new products and services. Our PrivateExchange and AssuredAxcess solutions may compete with communications services providers' legacy processes, with communications services providers themselves and potentially other companies that provide software and services to communications services providers. Our VoIP PeeringSolutions may compete with other companies trying to create solutions that help communications service providers and corporations that manage traffic across traditional and VoIP networks.

We may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully with these new competitors. These new competitors may be able to develop services or processes that are superior to our services or processes or that achieve greater industry acceptance or that may be perceived by buyers and sellers as superior to ours. Where we compete with legacy processes, it may be particularly difficult to convince customers to utilize our exchange or replace or limit their existing ways of conducting business. This competition may lead to reduced expected revenues, failure to meet projections, unexpected expenses and may have a significant adverse effect on our business, financial condition and operating results.

We face competition for our data trading services from Internet service providers and Internet capacity resellers. In addition, software-based, Internet infrastructure companies focused on Internet protocol route control products may compete with us for business. Furthermore, Internet network service providers may make technological advancements, such as the introduction of improved routing protocols to enhance the quality of their services, which could negatively impact the demand for our data services. Our Broad Street Digital business provides a content/license management and distribution platform for publishers and retailers of music. There are a number of competitors that offer similar services, many of which have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may have the ability to better attract and retain the same customers that we are targeting.

Some of our current and potential competitors may have greater financial resources than we do and may have the ability to adopt aggressive pricing policies. In addition, many of these companies have longer operating histories and may have significantly greater technical, marketing and other resources than we do and may be able to better attract the same potential customers that we are targeting. Once customers have established business relationships, it could be extremely difficult to convince them to utilize our exchange or replace or limit their existing ways of conducting business.

We expect competition to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Our competitors may be able to develop services or processes that are superior to our services or processes or that achieve greater industry acceptance or that may be perceived by buyers and sellers as superior to ours.

Future governmental regulations may adversely affect our business.

The communications services industry is highly regulated in the United States and in foreign countries. Our business may become subject to various United States, United Kingdom and other foreign laws, regulations, agency actions and court decisions. The Federal Communications Commission, or FCC, has jurisdiction over interstate and international communications in the United States. The FCC currently does not regulate the services we offer. If, however, the FCC determined, on its own motion or in response to a third party's filing, that it should regulate our services and that certain of our services or arrangements require us to obtain regulatory authorizations, the FCC could order us to make payments into certain funds supported by regulatory entities, require us to comply with reporting and other ongoing regulatory requirements and/or fine us. We are currently not regulated at the state level, but could be subjected to regulation by individual states as to services that they deem to be within their jurisdiction.

In addition, like many businesses that use the Internet to conduct business, we operate in an environment of tremendous uncertainty as to potential government regulation. We believe that we are not currently subject to direct regulation of the services that we offer other than regulations generally applicable to all businesses. However, governmental agencies have not yet been able to adapt all existing regulations to the Internet environment. Laws and regulations may be introduced and court decisions reached that affect the Internet or other web-based services, covering issues such as member pricing, member privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security. In addition, because we offer our services internationally, foreign jurisdictions may claim that we are subject to their regulations. Any future regulation may have a negative impact on our business by restricting our method of operation or imposing additional costs. Further, as a company that conducts a portion of our business over the Internet, it is unclear in which jurisdictions we are actually conducting business. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines or penalties, and could result in our inability to enforce contracts in that jurisdiction. Any of these government actions could have a material adverse effect on our business.

Expanding and maintaining international operations will subject us to additional risks and uncertainties.

We expect to continue the expansion of our international operations, which will subject us to additional risks and uncertainties. Although we have established EDPs in New York City, Los Angeles, London, Frankfurt, Miami and Hong Kong, we intend to expand our presence. Foreign operations are subject to a variety of additional risks that could have an adverse effect on our business, including:

- difficulties in collecting accounts receivable and longer collection periods;
- changing and conflicting regulatory requirements;
- potentially adverse tax consequences;
- tariffs and general export restrictions;
- difficulties in integrating, staffing and managing foreign operations;
- political instability;
- seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
- the impact of local economic conditions and practices;
- potential non-enforceability of our intellectual property and proprietary rights in foreign countries; and fluctuations in currency exchange rates.

Our inability to manage these risks effectively could adversely affect our business, financial condition and operating results.

The future market for our new products and services, and therefore the revenues from these new products and services, cannot be predicted with certainty.

The market for our new products and services, including those of Broad Street Digital, might develop more slowly or differently than we currently anticipate, if at all. Our members and potential customers may decide that these new products and services do not meet their requirements or may not be willing to purchase them at the prices we seek to charge. Even if the market for these new products and services develops, our offerings may not achieve widespread acceptance. We may be unable to successfully and cost-effectively market and sell the services we offer to a sufficiently large number of members.

Some of the new products and services, such as VoIP Peering, are intended to help communications services providers manage the complexities of routing traffic across traditional and VoIP networks. We may develop VoIP solutions that do not meet the requirements of our potential customers. We may not predict properly all of the requirements related to the technology, market adoption of the new technology and the requirements for new products and services related to the new technology.

Our pricing in our current exchange and new products and services may not be sustainable and may decline over time.

As prices for international long-distance minutes continue to decline, we may need to charge our members less for utilization of our services. We may also need to reduce our prices to drive incremental minutes on our exchange. As we have a predominantly fixed-price operating cost structure, we believe we should be implementing pricing programs that maximize the volume and aggregate fee revenues to our exchange. In 2006, we created a new class of membership (the Associate Membership Program) offering a modified fee structure to target specialty operators in an effort to increase membership and liquidity on the exchange. We continue to explore additional volume discounting programs and alternative pricing programs to drive overall fee revenues. We expect our fee revenue per minute to decline in the coming quarters as we explore these pricing initiatives. We cannot be certain that our pricing programs will drive significant enough increases in volume to offset the price reduction and, therefore, our aggregate fee revenues could decline due to these pricing programs.

We may not have the expertise and personnel to succeed in these new markets.

We have identified potential opportunities in digital media, advertising, and certain mobile content markets to leverage our platform that we intend to pursue. These new markets may require a significant financial and personnel investment to create a viable product and we may not have the expertise, personnel or other resources to succeed in these markets. There is no guarantee that we will be able to find the appropriate candidates that will help us develop and launch these new products and services. If we are unable to hire appropriate candidates and to create and market a viable product, these investments may lead to reduced expected revenues, failure to meet projections, unexpected expenses and may have a significant adverse effect on our business, financial condition and operating results.

There are risks associated with the acquisition of Flowphonics Limited, now known as Broad Street Digital Limited, and we may not be successful in growing the business or capitalizing on the acquisition.

Flowphonics Limited, now known as Broad Street Digital Limited, is an early stage company without historical operating results. As a result, there are a number of risks associated with the acquisition, including but not limited to:

- our ability to successfully integrate Broad Street Digital systems and processes with ours;
- our ability to retain key Broad Street Digital employees;
- our ability to retain key Broad Street Digital customer contracts; and
- our ability to successfully enter into agreements with additional licensors and licensees.

If we are not successful in any of these areas, our operating results may be adversely affected.

Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

We may in the future acquire complementary companies, products and technologies. Such acquisitions involve a number of risks, which may include the following:

- we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the customers and/or the key personnel of the acquired business;
- we may have difficulty incorporating and integrating acquired technologies into our business;
- we may face patent infringement risks associated with the sale of the acquired company's products;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;
- an acquisition may subject us to additional telecommunications regulations;
- an acquisition may result in litigation from terminated employees of the acquired business or third parties; and
- we may experience significant problems or liabilities associated with technology and legal contingencies of the acquired business.

These factors could have a material adverse effect on our business, results of operations and financial condition or cash flows, particularly in the case of a larger acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may materially and adversely affect our business and operations.

The formation of a Special Committee by our Board of Directors and its exploration of strategic alternatives may distract management and employees or otherwise disrupt operations, which could adversely affect our results of operations.

On October 23, 2006, we announced the formation of a Special Committee of our Board of Directors to consider strategic alternatives. While the Special Committee will look to strategic alternatives it feels may enhance stockholder value, the uncertainty inherent in such process could undermine Company morale, disrupt operations, and may at times divert management's attention from routine matters, all of which could harm operations. For instance, the Special Committee has no exact timeline for this process and we do not intend to disclose developments or provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration until and if the Board of Directors has approved such transaction. The process of exploring strategic alternatives may be more time consuming and expensive than we currently anticipate. In addition, we cannot assure you that this strategic alternatives review process ultimately will result in any strategic transaction or sale of the Company, or otherwise result in benefits to the Company or our stockholders, so stockholders may never realize the potential enhancement in value the Special Committee is seeking. Ultimately, the unpredictability associated with this process could adversely affect our results of operations in any of the ways described above or in various other ways that are unforeseen at this time.

Material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on our business, financial condition or results of operations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report of management's assessment of the design and effectiveness of our internal control over financial reporting as part of our Annual Report on Form 10-K filed with the Securities and Exchange Commission. Our independent auditors are required to attest to, and report on, management's assessment and the effectiveness of internal control over financial reporting. Our management is also required to report on the effectiveness of our disclosure controls and procedures. As disclosed in Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 our management identified a material weakness in internal control over financial reporting and, accordingly, determined that internal control over financial reporting was not effective at December 31, 2005. Such material weakness and deficiencies in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on our business, financial condition or results of operations. Further, if we do not remediate any known material weakness, we could be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, we could fail to timely meet our regulatory reporting obligations, or investor perceptions could be negatively affected; each of these potential consequences could have an adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Technology

System failures, human error and security breaches could cause us to lose members and expose us to liability.

The communications services providers that use our exchange depend on us to accurately track, rate, store and report the traffic and trades that are conducted on our exchange. Software defects, system failures, natural disasters, human error and other factors could lead to inaccurate or lost information or the inability to access our exchange. From time to time, we have experienced temporary service interruptions. These interruptions may occur in the future. Our systems could be vulnerable to computer viruses, physical and electronic break-ins and third party security breaches. In a few instances, we manually input trading data, such as bid and ask prices, at the request of our members, which could give rise to human error and miscommunication of trading information and may result in disputes with our members. Any loss of information or the delivery of inaccurate information due to human error, miscommunication or otherwise or a breach or failure of our security mechanisms that leads to unauthorized disclosure of sensitive information could lead to member dissatisfaction and possible claims against us for damages. Our failure to maintain the continuous availability of our exchange for trading, to consistently deliver accurate information to members of our exchange or to maintain the security of their confidential information could expose us to liability and materially harm our business.

Undetected defects in our technology could adversely affect our operations.

Our technology is complex and is susceptible to errors, defects or performance problems, commonly called "bugs." Although we regularly test our software and systems extensively, we cannot ensure that our testing will detect every potential error, defect or performance problem.

Any such error, defect or performance problem could have an adverse effect on our operations. Members and potential members of our exchange may be particularly sensitive to any defects, errors or performance problems in our systems because a failure of our systems to accurately monitor transactions could adversely affect their own operations.

If we do not adequately maintain our members' confidential information, we could be subject to legal liability and our reputation could be harmed.

Any breach of security relating to our members' confidential information could result in legal liability to us and a reduction in use of our exchange or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from buyers and sellers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence within buyer and seller organizations.

We currently have practices, policies and procedures in place to ensure the confidentiality of our members' information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our members may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our members' confidential information, some of our members could end their business relationships with us and we could be subject to legal liability.

We may not be able to keep pace with rapid technological changes in the communications services industry.

The communications services industry is subject to constant and rapid technological changes. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet been developed for the technologies that we employ. New services and technologies may be superior to our services and technologies, or may render our services and technologies obsolete.

To be successful, we must adapt to and keep pace with rapidly changing technologies by continually improving, expanding and developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to respond to technological advances, meet the evolving needs of members and prospective members and conform to emerging industry standards on a cost-effective and timely basis, if implemented. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies. Failure to do so may materially harm our business.

Any failure of our physical infrastructure or the infrastructure of our members could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing members with highly reliable service. We must protect our infrastructure and the equipment of our members located in our EDPs. Additionally, our members must have reliable connectivity between their networks and our EDPs. Our EDPs, our members' infrastructure, and the services we provide are subject to failure resulting from numerous factors, including:

- human error;
- physical or electronic security breaches;
- fire, earthquake, flood and other natural disasters;
- water damage;
- power loss;
- terrorism, sabotage and vandalism; and
- prolonged electrical power outages, shortages, or availability.

Problems at one or more of our EDPs or our members' networks, whether or not within our control, could result in among other things, service interruptions, significant equipment damage and significant loss of revenue opportunity. Any loss of services, equipment damage or inability to terminate voice calls or supply Internet capacity could reduce the confidence of our members and could consequently impair our ability to obtain and retain members, which would adversely affect both our ability to generate revenues and our operating results.

The inability to expand our systems may limit our growth.

We seek to generate a high volume of traffic and transactions on our exchange. The satisfactory performance, reliability and availability of our processing systems and network infrastructure are critical to our reputation and our ability to attract and retain members. Our revenues depend primarily on the number and the volume of member transactions that are successfully completed. We need to expand and upgrade our technology, systems and network infrastructure both to meet increased traffic and to implement new features and functions. We may be unable to project accurately the rate or timing of increases, if any, in the use of our services or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

We use internally custom-developed systems to process transactions executed on our exchange, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our exchange. In addition, we may add new features and functionality to our services that may result in the need to develop or license additional technologies. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of member support, impaired quality of the members' experiences of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

Our business is dependent on the development and maintenance of the Internet infrastructure.

The success of our exchange will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by an increased number of users or bandwidth requirements or by "viruses," "worms" and similar programs. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing of transactions on our exchange.

Risks Relating to Patents and Proprietary Information

If we are not able to obtain and enforce patent protection for our methods and technologies, our ability to successfully operate our exchange and commercialize our product and service candidates will be harmed and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or have purchased under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our exchange or commercialize our product and services candidates.

Our strategy depends in part on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent, which we have licensed, or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims and pay damages (potentially including treble damages, if we are found to have willfully infringed such parties' patents or copyrights). In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our exchange or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our exchange or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our exchange or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we could incur substantial costs, substantial liability for damages and be required to cease operation of our exchange or our product and services commercialization efforts.

We may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third-party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation could divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations, including the commercialization of our products and services.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located at 120 Albany Street, Tower II, Suite 450, New Brunswick, New Jersey, where we lease approximately 11,500 square feet of office space.

Our leased properties:

Location	Approximate Area (in sq. feet)	Use	Lease Expiration Date
New Brunswick, New Jersey	11,500	Administrative Office	April 30, 2008
New York, New York	22,896	EDP	July 31, 2015
Los Angeles, California	16,089	EDP	July 10, 2008
Los Angeles, California	12,162	Future EDP Site	July 31, 2010
Herndon, Virginia	36,463	Operations Center	June 1, 2010
London, United Kingdom	7,418	EDP, Trading and Sales	June 11, 2009
Glasgow, Scotland	400	Administrative Office	September 1, 2007

We also lease facilities in Chicago, Illinois, to support our sales staff. In addition, we lease circuit capacity from other communications services providers to support our EDPs in Miami, Florida, Frankfurt, Germany and Hong Kong, China. As part of our agreements with these communications services providers, they provide us with our physical connection point in those markets.

We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Item 3. Legal Proceedings

The litigation process is inherently uncertain, and we cannot guarantee that the outcomes of the following proceedings and lawsuits will be favorable for us or that they will not be material to our business, results of operations or financial position. However, we do not currently believe that these matters will have a material adverse effect on our business, results of operations or financial position.

World Access Proceeding

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group (collectively "the Debtors"), filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855,000. The Debtors claim that such payments were preferential transfers under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys' fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors' claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors' preference complaints in the case have been continued. In September 2004, the Debtors confirmed a Plan of Liquidation that created a trust to proceed with liquidating avoidance actions. The Trustee has been substituted as the Plaintiff in all avoidance actions. At a scheduling conference held on October 12, 2005, the Court set discovery cut-off dates that have been continued for cases where the Trustee seeks to recover in excess of $100,000, at the request of the Trustee. Plaintiff's responses to certain discovery requests were due in November. The current discovery schedule, designates May 1, 2007 as the deadline for parties to file dispositive motions, and sets May 29, 2007 as the date by which the parties must file a joint pre-trial statement. The foregoing dates are uniform for all adversary cases (approximately 50) where the amount of the recovery sought by the Trustee exceeds $100,000 and may be further amended by the agreement of the parties. Based on the revised discovery plan and a statement from the Court at the scheduling conference, it does not appear that the Court will be ready to try any of the adversary proceedings before September 2007.

Octane Proceeding

On May 27, 2003, we received a demand letter from counsel for Octane Capital Management and its affiliate, Octane Capital Fund I, L.P. (collectively "Octane"), demanding the right to purchase up to $2.8 million of our shares of Series E preferred stock on the same terms as originally set forth in a Securities Purchase Agreement dated as of July 3, 2001. Additionally, the letter demanded the right to convert Octane's investment in shares of our Series D preferred stock into shares of Series D-1 preferred stock pursuant to the terms of such purchase agreement. The Octane demand letter also alleged violations of Octane's rights under a Second Amended and Restated Investors' Rights Agreement dated as of March 7, 2000 (the "Investors' Rights Agreement"), including, among other allegations, the allegation that Octane did not receive proper advance notice of the complete terms of our Series E preferred stock offering. Arbinet denies all of the allegations. On May 28, 2003, we sent notice to all stockholders, including Octane, indicating our plan to defend against these claims.

On September 1, 2004, after no contact with us for over a year, Octane contacted our representatives to renew its demand against us. We responded to Octane's demand, denying all allegations of wrongdoing.

On December 10, 2004, we received a complaint filed that day by Octane and Amerindo Technology Growth Fund II Inc. ("ATGF"), another investor of the Company, in the United States District Court for the Southern District of New York, entitled Octane Capital Fund, L.L.P. et al. v. Arbinet-thexchange, Inc., Civil Action No. 04-CV-9759 (KMW). Octane and ATGF filed an amended complaint with the court on December 13, 2004, amending and replacing the December 10, 2004 complaint. The amended complaint alleged, among other things, that we breached terms of the Investors' Rights Agreement by failing to give Octane and ATGF proper advance notice of the complete terms of our Series E preferred stock offering. The amended complaint sought money damages for both Octane and ATGF for the alleged breach of contract. On February 11, 2005, we filed our answer to the amended complaint, denying all liability, and filed counterclaims against Octane and ATGF for, among other claims, breach of the Investors' Rights Agreement in connection with their conduct seeking additional shares of stock and other relief.

It is our position that Octane waived the right to participate in the Series E preferred stock offering and to receive notice from us relating to such offering, and that, in addition, sufficient notice was provided to Octane and ATGF. Prior to the Series E preferred stock offering, we received notice from a representative of Octane indicating that Octane was planning not to exercise its rights to participate in the Series E preferred stock offering due to its capital constraints. In such notice, Octane did not reference that any potential terms would impact its decision not to participate in the Series E preferred stock offering. We believe, however, that sufficient notice of the terms of the Series E preferred stock offering was given to Octane and ATGF. In that regard, on June 15, 2001, we sent Octane and ATGF, along with other potential investors, notice of the general terms of the Series E preferred stock offering. Consistent with its earlier notice informing us that it did not intend to participate in the Series E preferred stock offering, Octane did not respond to this notice and contends that there was no waiver. ATGF did not indicate an interest in participating in the Series E preferred stock offering under the terms of the June 15, 2001 notice. The June 15, 2001 notice included a statement that we might change the pre-investment capitalization in order to incent previous investors to purchase Series E preferred stock. However, Octane and ATGF alleged that the notice was insufficient because it failed to disclose different and more favorable terms ultimately included in the Securities Purchase Agreement dated July 3, 2001.

On May 9, 2005, the plaintiffs filed an unopposed motion to dismiss this case in federal court without prejudice for lack of subject matter jurisdiction. The court granted the plaintiffs' motion on the same day. On November 4, 2005, Octane renewed the lawsuit by filing a substantially similar complaint in the Superior Court of New Jersey, Middlesex County, in an action entitled Octane Capital Fund I, L.P. v. Arbinet-thexchange, Inc., Docket No. MID-L-7990-05. Octane is the only plaintiff in the case. On October 3, 2006, we filed an answer denying all liability and asserting counterclaims against Octane for, among other reasons, breach of the Investors' Rights Agreement in connection with Octane's conduct seeking additional shares of stock and other relief. Octane filed its answer on October 27, 2006, denying all liability on our counterclaims. We intend to defend vigorously against the claims.

Mashinsky Series E Proceeding

On May 13, 2005, we received a letter from counsel representing Alex Mashinsky, our founder, former officer and a current director, together with a draft complaint and a draft press release, threatening to commence litigation in the Southern District of New York against us, as well as against Communications Ventures III, L.P., one of our stockholders, former director Anthony L. Craig, former director Roland A. Van der Meer, and our President, Chief Executive Officer and director, J. Curt Hockemeier, if we do not agree to an "amicable settlement" with him. Mr. Mashinsky alleges breach of fiduciary duty, self-dealing, fraud, and breach of contract in connection with our Series E preferred stock offering consummated in 2001, asserting over $90 million in damages. According to his correspondence he "is prepared to discuss settlement of this matter at an amount representing a significant discount." By letter dated May 31, 2005, the Company and other potential defendants responded to Mr. Mashinsky's letter, denying any liability and describing potential counterclaims that would be asserted against Mr. Mashinsky should he pursue his claims. In a May 4, 2006 filing made with the SEC in connection with his solicitation of proxies for election to our Board at the Company's Annual Meeting of Stockholders in June of 2006, Mr. Mashinsky stated: "Mr. Mashinsky currently has potential legal claims against the Company, as well as against Communications Ventures III, L.P., one of the Company's Stockholders, former director Anthony L. Craig, former director Roland A. Van der Meer, and the Company's President, Chief Executive Officer and director J. Curt Hockemeier alleging breach of fiduciary duty, self-dealing, fraud, and breach of contract, and asserting over $90 million in damages, in connection with the Company's Series E preferred stock financing consummated in 2001." Mr. Mashinsky committed in this filing made with the SEC that, if elected as a director at the Annual Meeting, he would release his claims against us in exchange for a release from us of our potential claims against Mr. Mashinsky. Neither Mr. Mashinsky nor the Company has pursued its respective claims. In a loan settlement agreement dated July 9, 2004, Mr. Mashinsky acknowledged and agreed that, in June 2001, he had consented to the Series E preferred stock offering. We believe these claims are without merit, and if Mr. Mashinsky commences litigation against us, we intend to vigorously defend against his claims.

Securities Class Action Proceedings

During the period August 11, 2005 through September 26, 2005, we were named as a defendant in four purported securities class action lawsuits that were filed in the state and federal courts in New Jersey against us and certain of our officers, current and former directors and the underwriters for our initial public offering: Jonathan Crowell v. Arbinet-thexchange, Inc., et al., MID-L-5874-05 (N.J. Sup. Ct.); Harish Grover v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04404 (D. N.J.); Sandra Schwartz v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04444 (D. N.J.); and James Bendrick v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04664 (D. N.J.). On September 27, 2005 defendants removed the Crowell action to United States District Court for the District of New Jersey, where it has been docketed as Jonathan Crowell v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-4697.

These lawsuits allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement, as well as statements made by the Company following the initial public offering. The complaints seek, among other things, unspecified damages and costs associated with the litigation.

On December 6, 2005, Sandra Schwartz was appointed Lead Plaintiff in the class action securities litigation. The separate securities class action lawsuits that were filed in the federal courts in New Jersey were consolidated into the action entitled In re Arbinet-thexchange, Inc. Securities Litigation, C.A. No. 05-CV-04444-JLL_RJH (D.N.J.)

On February 17, 2006, the Consolidated and Amended Complaint ("Amended Complaint") was filed with the court. The Amended Complaint continues to allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement. The Amended Complaint seeks, among other things, unspecified damages and costs associated with the litigation. On April 28, 2006, we filed a motion to dismiss the Amended Complaint, based on the argument that there are no false or misleading statements and no material omissions in the initial public offering registration statement. On June 30, 2006, the Lead Plaintiff filed her opposition to our motion to dismiss. On September 13, 2006, we filed our reply brief in support of the motion to dismiss. On December 22, 2006, the Court granted our motion to dismiss the Amended Complaint in its entirety as against us and all other defendants, and gave the Lead Plaintiff thirty days in which to file an amended complaint, if any. On January 22, 2007, the parties filed a Stipulation of Dismissal with Prejudice dismissing the case and all consolidated actions.

World-Link Proceeding

On December 15, 2005, Arbinet filed a patent infringement lawsuit against World-Link Telecom, Inc. in the U. S. District Court in the Eastern District of New York. Arbinet asserts that World-Link has infringed three of its U.S. patents relating to the trading of telecommunications capacity, namely, U.S. Patent Nos. 6,226,365; 6,442,258; and 6,542,588. By its Complaint, Arbinet seeks damages and injunctive relief.

World-Link filed its Answer and Counterclaims to the Complaint on January 23, 2006. By its Answer, World-Link denied Arbinet's infringement allegations and asserted that the claims of the patents in suit are invalid. World-Link also asserted a counterclaim for declaratory judgment that it did not infringe the patents in suit and that the patents in suit were invalid, and counterclaims for tortious interference with contractual relations and monopolization or attempted monopolization under Section 2 of the Sherman Act.

On February 8, 2006, the parties attended an initial conference with the Magistrate Judge assigned to the case for the purposes of setting a schedule for the case. No case schedule has been issued yet. Discovery has begun in the case. The parties negotiated and the court entered a Protective Order to govern the treatment of the confidential and proprietary information of the parties during the case. On March 30, 2006, we served a set of discovery requests on counsel for World-Link. Shortly thereafter, World-Link served discovery requests on our counsel. World-Link responded to our discovery requests and produced documents to us on June 1, 2006. We responded to World-Link's discovery requests on June 8, 2006 and produced documents to World-Link subsequently. On September 22, 2006, the Court issued an order referring the case to mediation. The parties exchanged settlement proposals during mediation and the mediation ended without an agreement. The case is now in discovery phase.

CHVP Proceeding

On April 6, 2006, CHVP Founders Fund I, L.P. ("CHVP") filed a lawsuit against us in the Supreme Court of the State of New York, County of New York. CHVP seeks damages of over $1.87 million related to the transfer, by our founder and current director, Alex Mashinsky, of three million shares of our common stock to CHVP. CHVP had previously been sued by Mr. Mashinsky regarding the same transfer of shares. CHVP claims that we interfered with its ability to sell the shares during a 90-day period from December 2004 to March 2005, and alleges claims for violation of the Uniform Commercial Code, conversion, and breach of contract. On May 22, 2006, we filed our Answer and Counterclaim denying liability, and asserting counterclaims against CHVP for a declaratory judgment that the transfer of Mr. Mashinsky's shares to CHVP is void or voidable, that Arbinet did not improperly interfere with CHVP's sale of Arbinet stock during the lock up period, and that Mr. Mashinsky's shares were subject to a particular market stand-off restriction pursuant to operative agreements. In addition, we filed a Third Party Complaint against Mr. Mashinsky requesting the same declaratory judgment described above, and asserted claims for breach of contract, breach of implied covenant of good faith and fair dealing, negligence, indemnification, and common law contribution in connection with Mr. Mashinsky's transfer of Arbinet shares to CHVP. On June 12, 2006, CHVP filed its reply to our counterclaims, denying all liability, and on August 1, 2006, CHVP filed a motion for summary judgment on its claims. We opposed the summary judgment motion and the Court held a hearing on the motion on November 9, 2006. On January 8, 2007 the Court granted summary judgment in favor of CHVP on liability, bifurcating the damages claim to proceed to trial. On January 30, 2007 we filed a notice of appeal of that decision to the Appellate Division, First Department for the State of New York. We moved to stay the damages and other proceedings pending our appeal, which motion to stay was denied by the First Department on March 1, 2007.

Mashinsky/Marmon Disclosure Proceeding

On April 11, 2006, we learned that our founder and current director Alex Mashinsky and Robert Marmon had obtained and disclosed our confidential strategic planning information to third parties in connection with the proxy contest they commenced seeking to elect themselves to our Board of Directors at our 2006 Annual Meeting of Stockholders. On April 13, 2006, we sent a cease and desist letter to Messrs. Mashinsky and Marmon demanding that they stop misappropriating our confidential information, return all copies to us, provide us with a list of all parties to whom they disclosed our confidential information, and issue corrective statements to those parties to whom they have disclosed confidential information. Messrs. Mashinsky and Marmon did not substantively respond to our letter, and did not agree to stop misappropriating and using our confidential information. On April 26, 2006, we filed a lawsuit and a motion for a preliminary injunction against them in the United States District Court for the District of New Jersey. Among other things, we allege that Messrs. Mashinsky and Marmon have disclosed our highly confidential information and breached contractual and fiduciary duties to the Company by misappropriating our confidential and proprietary information to use it for their own purposes, and we seek injunctive relief to protect our confidential information. On May 17, 2006, Messrs. Marmon and Mashinsky filed an opposition to our motions for preliminary injunction and expedited scheduling, and returned to us one copy of the Arbinet document they had in their possession. On May 19, 2006, we filed a reply to the opposition of Messrs. Marmon and Mashinsky, and moved that the confidential document returned to us be filed under seal with the court for its review. Messrs. Marmon and Mashinsky opposed our motion to file the confidential document under seal on May 26, 2006, and we filed our reply the following day. The court granted our motion to file the document under seal on September 28, 2006. We subsequently entered into a settlement agreement with Messrs. Marmon and Mashinsky and on February 7, 2007, the parties filed a stipulation dismissing the case without prejudice.

Item 4. Submission of Matter to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Our Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Our common stock is quoted on the NASDAQ Global Market under the symbol "ARBX." We began trading on the Nasdaq National Market on December 16, 2004. The following table sets forth the range of high and low sale prices for our common stock as reported on the NASDAQ Global Market for the period indicated below.

Quarter Ended	High	Low	Cash Dividend Per Share
March 31, 2005	$27.96	$18.75	N/A
June 30, 2005	$20.95	$ 6.05	N/A
September 30, 2005	$ 7.45	$ 5.80	N/A
December 31, 2005	$ 8.09	$ 6.10	N/A
March 31, 2006	$ 7.50	$ 6.06	N/A
June 30, 2006	$ 8.74	$ 4.90	N/A
September 30, 2006	$ 5.85	$ 4.08	N/A
December 31, 2006	$ 6.36	$ 4.98	N/A

As of March 1, 2007, the approximate number of holders of record of our common stock was 202.

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth of the business and, therefore, do not currently anticipate paying any cash dividends in the foreseeable future.

For information on our Equity Compensation Plan Table, please see Part III, Item 12 of this Annual Report.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Securities

On December 21, 2004, we sold 4,233,849 shares of our common stock in connection with the closing of our initial public offering. The Registration Statement on Form S-1 (Reg. No. 333-117278) we filed to register our common stock in the offering was declared effective by the Securities and Exchange Commission on December 16, 2004.

After deducting expenses of the offering, we received net offering proceeds of approximately $66.6 million. We used approximately $15.2 million of our net proceeds to redeem the outstanding shares of our Series B and Series B-1 preferred stock and approximately $10.0 million to repay principal and interest outstanding under our credit facility with SVB. Approximately $40 million of the net proceeds of the offering have been invested into investment-grade marketable securities within the guidelines defined in our investment policy. Such funds remain invested in such securities as of December 31, 2006. The remaining proceeds have been used for working capital purposes. We regularly assess the specific uses and allocations for the remaining funds.

Item 6. Selected Consolidated Financial Data

The following table sets forth our selected consolidated historical financial data as of the dates and for the periods indicated. Our selected consolidated financial information for 2004, 2005 and 2006 should be read in conjunction with the Consolidated Financial Statements and the Notes and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands, except per share data)				
Statements of Operations Data:					
Trading revenues	$256,253	$369,990	$475,231	$481,607	$495,115
Fee revenues	23,389	33,959	44,734	48,848	47,863
Total revenues	279,642	403,948	519,966	530,455	542,978
Cost of trading revenues	256,212	369,972	474,916	481,200	495,159
	23,430	33,976	45,049	49,255	47,819
Costs and expenses:					
Operations and development	11,851	10,882	13,614	14,645	15,883
Sales and marketing	4,223	4,713	5,674	7,660	8,288
General and administrative	11,340	9,588	9,345	12,868	18,018
Depreciation and amortization	9,558	7,204	9,266	8,865	6,954
Restructuring costs, asset impairments and litigation settlements	19,464	—	3,675	(2,673)	507
Total costs and expenses	56,436	32,386	41,574	41,364	49,650
Income (loss) from operations	(33,006)	1,590	3,475	7,890	(1,831)
Interest income	545	342	288	1,779	3,135
Interest expense	(1,241)	(1,968)	(2,792)	(347)	(112)
Other income (expense), net	(581)	32	6,718	(1,242)	310
Income (loss) from continuing operations before income taxes	(34,284)	(5)	7,688	8,081	1,503
Provision for income taxes (Income tax benefit)	—	—	—	(1,298)	2,013
Net income (loss) from continuing operations	(34,284)	(5)	7,688	9,379	(510)
Income from discontinued operations, net of income tax	—	—	—	296	121
Net income (loss)	(34,284)	(5)	7,688	9,675	(389)
Preferred stock dividends and accretion	(7,371)	(8,005)	(6,679)	—	—
Net income (loss) attributable to common stockholders	$(41,655)	$ (8,010)	$ 1,010	$ 9,675	$ (389)
Net income (loss) from continuing operations per common share:					
Basic	$ (23.28)	$ (4.13)	$ 0.30	$ 0.38	$ (0.02)
Diluted	$ (23.28)	$ (4.13)	$ 0.18	$ 0.36	$ (0.02)
Pro forma diluted			$ 0.35		
Other Data:					
EBITDA[1]	$(24,030)	$ 8,825	$ 19,458	$ 15,514	$ 5,434

Business Development

We will continue to seek to increase our trading volume. We aim to achieve this by increasing participation on our exchange from existing members, increasing membership on our exchange, expanding our global presence, developing and marketing complementary services and leveraging our platform to allow the trading, routing and settling of other digital media, such as Internet capacity, as well as expanding into new businesses where our knowledge and expertise on trading, routing and settling digital goods can be leveraged. We currently have EDPs in New York, Los Angeles, Miami, London, Frankfurt and Hong Kong. We can initially establish an EDP in a new market without any additional capital by directly connecting the new EDP to one of our existing EDPs through a leased network, as we have accomplished for our EDPs in Frankfurt and Miami. Once we have sufficient business in a new market, we may install a new switch for the EDP in that market for a cost of approximately $1.0 million. We plan to develop, market and expand services that are complementary to our existing offerings, including enhanced trading, credit and clearing services and switch partitioning. We may not be successful in doing so due to many factors, including the business environment in which we operate. For a further discussion of regulatory, technological and other changes relevant to our business, see "Business—Industry Background."

Strategic Alternatives

On October 23, 2006, we announced that our Board of Directors formed a special committee of independent directors (the "Special Committee") to explore a broad range of strategic alternatives to enhance shareholder value. These alternatives include, but are not limited to, a revised business plan, operating partnerships, joint ventures, strategic alliances, a recapitalization, and the sale or merger of the Company. The Special Committee is composed of Robert C. Atkinson, Michael J. Donahue, Roger H. Moore and Michael J. Ruane, each an independent director of Arbinet. Mr. Donahue serves as the Chairman of the Special Committee. The Special Committee retained Jefferies & Company, Inc. as its financial advisors and Goodwin Procter LLP as its legal counsel to assist it in its work.

We cannot assure you that this strategic alternatives review process will result in any changes to our current business plan or any transaction or agreement. We undertake no obligation to provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration. We do not intend to disclose developments or provide updates on the progress or status of the strategic alternatives review process or of any strategic alternatives under consideration.

Digital Media

In August 2006, we established a new subsidiary, Arbinet Digital Media Corporation, to explore and develop products and services to address the large and growing market opportunity presented by the exchange of digital media. In December 2006, the Company, through its wholly-owned subsidiary, Arbinet ETE Corporation, acquired all of the outstanding common stock of Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs. Broad Street Digital's rightsrouter platform enables music and video rights owners to manage, exchange, distribute, and receive payment for their content with many of the world's major online and mobile retailers. This acquisition allows us to combine our exchange platform and business processes with Broad Street Digital's patent-protected license management and digital content distribution platform to address the growing market for the management, exchange, distribution and settlement of digital media. The market for recorded music is compromised of four large record labels that control approximately 72% of total music sales. Major online and mobile retailers partner directly with these large record labels to sell and distribute recorded music from the record label's portfolio of songs. The remaining 28% of the market represents over 22,000 independent record labels, which is the target market for Broad Street Digital.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and often involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates these estimates, including those related to bad debts, income taxes, long-lived assets, restructuring, contingencies and litigation on an ongoing basis. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates because we did not estimate correctly.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

- *Long-lived assets.* We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS 144. Factors we consider important which could trigger an impairment review include the following:
    - significant underperformance relative to expected historical or projected future operating results;
    - significant changes in the manner of or use of the acquired assets or the strategy for our overall business; and
    - significant industry, economic or competitive trends.
- *Income taxes.* We have net deferred tax assets, reflecting net operating loss, or NOL, carryforwards and other deductible differences, which may reduce our taxable income in future years. These net deferred tax assets are offset by a valuation allowance resulting in no tax benefit being recognized related to these net deferred tax assets. We are required to periodically assess the realization of our deferred tax assets and changes in circumstances may require adjustments in future periods. The amount of net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the amounts of future taxable income. If it becomes more likely than not that we will recognize a future tax benefit from the deferred tax assets, we may need to reverse some or all of our valuation allowance. When evaluating the ability for the Company to record a net deferred tax asset, SFAS No. 109 requires us to consider all sources of taxable income as well as all available evidence to determine that it is more likely than not that we will be able to utilize this asset. At December 31, 2004 a full valuation allowance in the amount of $42.7 million was recorded against net deferred tax assets since at that date, the Company was unable to conclude that it was more likely than not that it would realize those assets. As a result of the evaluation of all relevant and available evidence, the Company had concluded at December 31, 2005 it was more likely than not to utilize approximately $1.5 million of its net deferred tax assets. At December 31, 2006 a full valuation allowance in the amount of $39.7 million has been reestablished and recorded against net deferred tax assets since at that date, the Company was unable to conclude that it was more likely than not that it would realize those assets. We will continue to refine and monitor all available evidence during future periods in order to more fully evaluate the recoverability of the Company's deferred tax assets.
- *Allowance for doubtful accounts.* We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of members on our exchange to make required payments. The amount

of our allowance is based on our historical experience and an analysis of our outstanding accounts receivable balances. If the financial condition of our members deteriorates, resulting in additional risk in their ability to make payments to us, then additional allowances may be required which would result in an additional expense in the period that this determination is made. While credit losses have historically been within our range of expectations and our reserves, we cannot guarantee that we will continue to experience the same level of doubtful accounts that we have in the past.

- *Goodwill and Other Intangible Assets.* We follow the guidance of SFAS No. 142. "Goodwill and Other Intangible Assets," which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized but instead goodwill is subject to an annual assessment for impairment by applying a fair value approach. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows. If such assumptions change in the future, we may be required to record impairment charges for these assets.

- *Litigation reserves.* The establishment of litigation reserves requires judgments concerning the ultimate outcome of pending litigation against the Company and its subsidiaries. These reserves are based on the application of SFAS No. 5, "Accounting for Contingencies," which requires us to record a reserve if we believe an adverse outcome is probable and the amount of the probable loss is capable of reasonable estimation. In applying judgment, management utilizes, among other things, opinions and estimates obtained from outside legal counsel to apply the standards of SFAS No. 5. Accordingly, estimated amounts relating to certain litigation have met the criteria for the recognition of a liability under SFAS No. 5. Litigation by its nature is uncertain and the determination of whether any particular case involves a probable loss or the amount thereof requires the exercise of considerable judgment, which is applied as of a certain date. The required reserves may change in the future due to new matters, developments in existing matters or if we determine to change our strategy with respect to any particular matter.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2005 and 2006

Trading revenues and cost of trading revenues

Trading revenues increased 2.8% from $481.6 million for the year ended December 31, 2005 to $495.1 million for the year ended December 31, 2006. The increase in trading revenues was due to an increase in the volume traded by our members principally due to an increase in the number of members on our exchange from 399 on December 31, 2005 to 693 on December 31, 2006. This increase in volume was partially offset by a lower average trade rate per minute. Specifically the factors affecting trading revenues included:

- A total of 12.6 billion minutes were bought and sold on our exchange in the 12 months ended December 31, 2006, up 6% from the 11.9 billion minutes for the year ended December 31, 2005. This increase was due to 1.47 billion completed calls in the year ended December 31, 2006, up 3% from the 1.43 billion completed calls for the year ended December 31, 2005, and higher average call duration. The average call duration on our exchange for the year ended December 31, 2006 was 4.3 minutes per call compared to 4.2 minutes per call for the year ended December 31, 2005. The higher average call duration was primarily a result of a change in the mix of geographic markets and the mix of fixed versus mobile minutes traded on our exchange. The volatility in average call duration and mix of geographic markets is expected to continue in the future.

- The average trade rate, which represents the average price per minute of completed calls on the exchange, for the year ended December 31, 2006 was $0.079 per minute compared to $0.081 per minute in the year ended December 31, 2005. The lower average trade rate per minute was driven by the mix of markets and routes that were traded on the exchange in their respective periods and an overall per minute price decline in the international voice business. The volatility in average trade rate is expected to continue in the future.

As a result of increases in trading revenues, cost of trading revenues increased 2.9% from $481.2 million for the year ended December 31, 2005 to $495.2 million for the year ended December 31, 2006.

Fee revenues

Fee revenues decreased 2% from $48.8 million for the year ended December 31, 2005 to $47.9 million for the year ended December 31, 2006. Fee revenues decreased as a result of lower pricing, offset, in part, by higher minutes for the comparable period. Average fee revenue per minute was $0.0038 in the year ended December 31, 2006 compared to $0.0041 in the year ended December 31, 2005. Average fee revenue per minute declined as more exchange members achieved volume based discounts. We offered limited fee discounts to certain high-quality sellers in order to incent those sellers to add supply to certain markets, which had higher demand within the exchange, and the average trade rate declined, impacting credit risk management fees and RapidClear fees, which are charged as a percentage of trading revenues. We may provide incentives to improve liquidity in our exchange in the future and that, along with members continuing to achieve higher volume levels, may lead to a decline in average fee revenue per minute in the future.

Operations and development

Operations and development costs increased 8.5% from $14.6 million for the year ended December 31, 2005 to $15.9 million for the year ended December 31, 2006. This increase was primarily the result of increased employee-related expenses of $0.5 million, higher interconnection costs of $0.3 million and higher utility costs of $0.1 million.

Sales and marketing

Sales and marketing expenses increased 8.2% from $7.7 million for the year ended December 31, 2005 to $8.3 million for the year ended December 31, 2006. This increase was primarily the result of increased employee-related expenses of $0.6 million and increased marketing expenses of $0.2 million to support products and services introduced during the year, including an advertising campaign to support the introduction of new products and services.

General and administrative

General and administrative expenses increased 40.0% from $12.9 million for the year ended December 31, 2005 to $18.0 million for the year ended December 31, 2006. This increase was primarily the result of increased legal fees of $3.3 million related to (i) the proxy contest in connection with the election of two Class II Directors at our 2006 Annual Meeting of Stockholders; (ii) the Audit Committee's review of the Company's stock option activity and the related restatement and (iii) the previously-announced evaluation of strategic alternatives by the Special Committee. In addition, the increase was also attributable to higher accounting and professional fees of $0.7 million, higher insurance expense of $0.2 million and higher software maintenance costs of $0.6 million associated with the migration to a new server platform.

Depreciation and amortization

Depreciation and amortization decreased 21.6% from $8.9 million for the year ended December 31, 2005 to $7.0 million for the year ended December 31, 2006. This decrease reflects the impact of certain fixed assets that became fully depreciated over the course of 2005 and 2006.

Restructuring costs and litigation settlement

During the year ended December 31, 2006, we recognized a charge of $600,000 representing management's estimate of the cost to settle a litigation matter. This amount was partially offset by a benefit of $93,000 as we settled certain litigation for less than the amount previously accrued. During the year ended December 31, 2005, the Company recorded a benefit of $1.45 million related to an insurance reimbursement for litigation settlement. In addition, during the fourth quarter of 2005, we recorded a gain of approximately $1.2 million related to the renegotiation of a lease related to a property that was exited in 2001.

Interest and other income/expense

Interest income increased 76.2% from $1.8 million for the year ended December 31, 2005 to $3.1 million for the year ended December 31, 2006. This increase was primarily due to a higher average rate of return on invested cash and to a lesser extent higher average cash balances in 2006 versus 2005. Interest expense decreased from $0.3 million for the year ended December 31, 2005 to $0.1 million for the year ended December 31, 2006. Other income (expense), net includes net gains (losses) resulting from foreign currency transactions of approximately $(0.5) million and $1.0 million for the years 2005 and 2006, respectively. The gain from foreign currency transactions in 2006 is primarily due to the weakening of the U.S. dollar versus the British pound from December 31, 2005 to December 31, 2006 and its effect on a U.S. dollar-denominated liability of the Company's U.K. subsidiary.

Provision for income taxes

The Company recorded an income tax provision of approximately $2.0 million for the year ended December 31, 2006. Included in this provision is approximately $1.5 million of expense related to reestablishing a full valuation allowance against the net deferred tax assets since, the Company was unable to conclude that it was more likely than not that it would realize those assets. In 2005, the Company recorded an income tax benefit of $1.3 million, which included a $1.5 million benefit related to the reversal of a portion of the valuation allowance we had recorded against deferred tax assets. The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of the Company's net operating loss carryforwards and the impact of state taxes.

Discontinued operations

Management reevaluated the $670,000 liability related to a discontinued operation from 1999 and determined that approximately $350,000 was needed at December 31, 2005. Accordingly, during 2005, $295,888, net of income tax of $20,265, was recognized as income from discontinued operations in 2005. In 2006, management reevaluated the liability related to the discontinued operation and determined that approximately $225,000 was needed at December 31, 2006. Accordingly, $121,388, net of income tax of $4,477 was recognized as income from discontinued operations in 2006.

Comparison of Fiscal Years Ended December 31, 2004 and 2005

Trading revenues and cost of trading revenues

Trading revenues increased 1.3% from $475.2 million for the year ended December 31, 2004 to $481.6 million for the year ended December 31, 2005. The increase in trading revenues was due to both an increase in the volume traded by our members on our exchange and an increase in the number of members trading on our exchange offset by a lower average trade rate per minute. Specifically the factors affecting trading revenues included:

- A total of 11.9 billion minutes were bought and sold on our exchange in the 12 months ended December 31, 2005, up 13% from the 10.5 billion minutes for the year ended December 31, 2004. This increase was due to 1.43 billion completed calls in the year ended December 31, 2005, up 18% from the 1.21 billion completed calls for the year ended December 31, 2004, offset by lower average call duration. The average call duration on our exchange for the year ended December 31, 2005 was 4.2 minutes per call compared to 4.3 minutes per call for the year ended December 31, 2004. The lower average call duration was primarily a result of a change in the mix of geographic markets traded on our exchange. The volatility in average call duration and mix of geographic markets is expected to continue in the future.

- The number of members trading on our exchange increased from 360 on December 31, 2004 to 399 on December 31, 2005.
- The average trade rate, which represents the average price per minute of completed calls on the exchange, for the year ended December 31, 2005 was $0.081 per minute compared to $0.091 per minute in the year ended December 31, 2004. The lower average trade rate per minute was driven by the mix of markets and routes that were traded on the exchange in their respective periods and overall per minute price decline in the international voice business. The volatility in average trade rate is expected to continue in the future.

As a result of increases in trading revenues, cost of trading revenues increased 1.3% from $474.9 million for the year ended December 31, 2004 to $481.2 million for the year ended December 31, 2005.

Fee revenues

Fee revenues increased 9.2% from $44.7 million for the year ended December 31, 2004 to $48.8 million for the year ended December 31, 2005. Fee revenues increased as a result of minutes increasing 13% for the comparable period offset, in part, by lower pricing. Average fee revenue per minute was $0.0041 in the year ended December 31, 2005 compared to $0.0043 in the year ended December 31, 2004. Average fee revenue per minute declined as more exchange members achieved volume based discounts, we offered limited fee discounts to certain high-quality sellers in order to incent those sellers to add supply to certain markets, which had higher demand within the exchange, and the average trade rate declined impacting credit risk management fees and RapidClear fees, which are charged as a percentage of trading revenues. We may provide incentives to improve liquidity in our exchange in the future and that, along with members continuing to achieve higher volume levels, may lead to a decline in average fee revenue per minute in the future.

Operations and development

Operations and development costs increased 7.6% from $13.6 million for the year ended December 31, 2004 to $14.6 million for the year ended December 31, 2005. This increase was the result of increased compensation-related expenses of $1 million. The increase in compensation-related expenses is principally the result of increased headcount to support our data business and additional non-cash stock-based compensation expenses related to certain stock option agreements.

Sales and marketing

Sales and marketing expenses increased 35% from $5.7 million for the year ended December 31, 2004 to $7.7 million for the year ended December 31, 2005. This increase was primarily the result of increased compensation-related expenses of $1.5 million and increased business travel expense of $0.3 million.

General and administrative

General and administrative expenses increased 37.7% from $9.3 million for the year ended December 31, 2004 to $12.9 million for the year ended December 31, 2005. This increase was primarily the result of higher consulting and professional fees of $1.4 million, higher compensation-related expenses of $1.1 million, higher insurance expense of $0.8 million, and higher litigation expense of $0.2 million.

Depreciation and amortization

Depreciation and amortization decreased 4.3% from $9.3 million for the year ended December 31, 2004 to $8.9 million for the year ended December 31, 2005. This resulted from certain fixed assets that became fully depreciated over the course of 2005.

Restructuring costs and litigation settlement

During the year ended December 31, 2005, the Company recorded a benefit of $1.45 million related to an insurance reimbursement for litigation settlement. During the fourth quarter of 2005, we recorded a gain of approximately $1.2 million related to renegotiation of a leased property that was exited in 2001.

Interest and other income/expense

Interest expense decreased 87.6% from $2.8 million for the year ended December 31, 2004 to $0.3 million for the year ended December 31, 2005. This decrease resulted primarily from $1.6 million of non-cash interest expense in 2004 related to the Series B and B-1 Preferred Stock, which were redeemed in December 2004. Interest expense also decreased as a result of our repayment of approximately $17 million in outstanding loans during 2004 and 2005. Interest income increased 518.6% from $0.3 million for the year ended December 31, 2004 to $1.8 million for the year ended December 31, 2005. This increase was primarily due to the amount earned on invested cash proceeds from our initial public offering in December 2004. Other income (expense), net includes net gains (losses) resulting from foreign currency transactions of approximately $0.6 million and $(0.5) million for the years 2004 and 2005, respectively. The loss from foreign currency transactions in 2005 is primarily due to the strengthening of the U.S. dollar versus the British Pound from December 31, 2004 to December 31, 2005 and its effect on a U.S. dollar-denominated liability on the books of the Company's U.K. subsidiary. Other income, net in 2004 includes a one-time gain of approximately $7.2 million related to the redemption of Series B/B-1 Preferred Stock.

Provision for income taxes

The Company recorded an income tax benefit of approximately $1.3 million for the year ended December 31, 2005 primarily related to the reversal of a portion of the valuation allowance we had recorded against deferred tax assets. The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of the Company's net operating loss carryforwards and the impact of state taxes.

Discontinued operations

Management reevaluated the $670,000 liability related to a discontinued operation from 1999 and determined that approximately $350,000 was needed at December 31, 2005, which is recorded in other long-term liabilities. Accordingly, $295,888, net of income tax of $20,265, was recognized as income from discontinued operations in 2005.

Liquidity and Capital Resources

Until 2005 our primary source of liquidity had been cash received through the sale and issuance of equity and debt securities. We received equity investments between April 1999 and May 2003 in an aggregate amount of approximately $125.0 million. Our principal liquidity requirements have been for working capital, capital expenditures and general corporate purposes. On December 21, 2004, we completed our initial public offering and raised net proceeds of approximately $66.6 million.

Our capital expenditures in 2004 and 2005 related primarily to developing our trading platform, which included investments in software development and hardware and the purchase of computer and telecommunications switching equipment. During 2006, we invested approximately $8.1 million in capital expenditures related to enhancements to our trading platform, including software development and switching equipment, which we fund primarily from cash on hand and cash generated through operations. At December 31, 2006, we had cash and cash equivalents of $33.0 million and marketable securities of $30 million. We also are party to a $25.0 million lending facility with SVB under which we can borrow against our accounts receivable and general corporate assets. As of December 31, 2006, the full $25.0 million was available to us as no amounts were outstanding under this facility. Our current credit facility with SVB expires on May 25, 2007. We expect to extend the expiration date on this facility. We believe that our current cash balances and cash flows from operating activities, should be sufficient for us to fund our current operations for the foreseeable future. To the extent we require additional capital to fund our working capital or capital expenditures, we intend to seek additional financing in the credit or capital markets, although we may be unsuccessful in obtaining financing on acceptable terms, if at all.

The following table sets forth components of our cash flows for the following periods:

	Year Ended December 31,		
	2004	2005	2006
Net cash provided by operating activities	$ 11,578	$ 18,777	$ 3,846
Net cash used in investing activities	(14,906)	(30,303)	(16,419)
Net cash provided by (used in) financing activities	39,172	(320)	3,996

Cash provided by operating activities

Cash provided by operations for the year ended December 31, 2006 was principally attributable to a net loss of ($0.4) million adjusted for depreciation and amortization of $7.0 million and the net change in operating assets and liabilities of ($4.1 million). Cash provided by operations for the year ended December 31, 2005 was principally attributable to net income of $9.7 million adjusted for depreciation and amortization of $8.9 million.

Cash used in investing activities

Total capital expenditures for the year ended December 31, 2006 were $8.1 million related primarily to software development and the purchase of computer and telecommunications switching equipment. In December 2006, the Company, through its wholly-owned subsidiary, Arbinet ETE Corporation, acquired all of the outstanding common stock of Flowphonics Limited, now known as Broad Street Digital Limited, a license management platform for intellectual property rights and digital content distribution. The purchase price was approximately $2.1 million, including transaction costs. The purchase price was comprised of cash and the issuance of approximately $0.6 million of notes payable. Total purchases of marketable securities and total proceeds from sales and maturities of marketable securities for the year ended December 31, 2006 were $57.4 million and $50.6 million, respectively. Total capital expenditures for the year ended December 31, 2005 were $5.9 million. Total purchases of marketable securities and total proceeds from sales and maturities of marketable securities for the year ended December 31, 2005 were $53.9 million and $30.6 million, respectively. In July 2005 the Company obtained Summit Telecom Systems, Inc.'s entire right, title and interest in certain intellectual property, including patents relating to the field of telecommunications services for $1.1 million.

Cash provided by financing activities

During fiscal year 2006, cash provided by financing activities was primarily attributable to advances of $5 million from SVB under the Non-Recourse Receivable Purchase Agreement partially offset by approximately $0.9 million in the repayment of debt.

During fiscal year 2005, cash used in financing activities was primarily attributable to the repayment of approximately $2.6 million in debt partially offset by approximately $2.1 million in advances from SVB under the Non-Recourse Receivable Purchase Agreement.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Credit Risk Management

We manage the invoicing, credit risk and settlement of all traffic traded on our exchange. Since we are obligated to pay the seller regardless of whether we ultimately collect from the buyer, we assume the credit risk associated with all traffic traded on our exchange. As part of managing the credit risk associated with buyers on our exchange, we have an integrated credit risk management program under which the following arrangements assist in the mitigation of this credit risk:

- *Netting.* We net our members' buying and selling activity. This enables us to extend credit to members up to the amount they have sold in a given period. The netting also reduces the working capital requirements for our members and for us. For the year ended December 31, 2006, 40% of our trading revenues were offset by selling activity.
- *Credit risk assessment and underwriting.* GMAC and SVB provide us with credit risk assessment and credit underwriting services. Under the terms of our agreements with GMAC and SVB, GMAC and SVB assume the credit risk of selected members so that they may purchase voice calls or Internet capacity on our exchange.
- *Self underwriting.* Members can self-finance a credit line with us by prepaying, posting a cash deposit or letter of credit or by placing money in escrow.
- *CreditWatch system.* We enter a credit line for each member into our CreditWatch system. This credit line is the sum of the GMAC credit line, SVB credit line, selling activity, other cash collateral and internal credit. The CreditWatch system regularly monitors a member's net trading balance and sends email alerts to each member who surpasses 50%, 75% and 90% of its available credit limit and is able to automatically suspend a member's ability to buy as its net balance reaches its total credit line.
- *Frequent settlement.* We have two trading periods per month. Payments from buyers are due fifteen days after the end of each trading period. This frequent settlement reduces the amount outstanding from our buyers. The frequent clearing of trading balances, together with the ability to net buy and sell transactions, allows our members to trade large dollar volumes while minimizing the outstanding balance that needs to be underwritten by additional sources of credit.

We occasionally issue internal credit lines to our members based on our review of a member's financial statements and payment history with us. Typically, these internal credit lines are in excess of the credit lines issued by our third party underwriters. We evaluate the credit risk, on a case-by-case basis, of each member who is not covered by our third-party credit arrangements, our netting policy, prepayments or other cash collateral. While there are no written procedures regarding the extension of credit lines, we have adopted written procedures to determine authority levels for certain of our officers to grant internal credit lines. In 2006, approximately 88% of our trading revenues were covered by our third party underwriters, netting, prepayments or other cash collateral, of which our third party underwriters covered 43%. However, our credit evaluations cannot fully determine whether buyers can or will pay us for capacity they purchase through our exchange. In the event that the creditworthiness of our buyers deteriorates, our credit providers and we may elect not to extend credit and consequently we may forego potential revenues, which could materially affect our results of operations.

We have certain minimum annual commissions due pursuant to the terms of our agreements with each of GMAC and SVB. Pursuant to the terms of our agreement with GMAC, which has been extended until April 30, 2007, and pursuant to the terms of our agreement with SVB, which terminates on November 30, 2007, we are required to pay aggregate minimum annual commissions of $370,000.

Summary Disclosure about Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2006:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)				
Contractual Obligations					
Loans payable	$ 90	$ 90	$ —	$ —	$ —
Capital lease obligations	26	26	—	—	—
Notes Payable	561	561	—	—	—
Due to Silicon Valley Bank	8,078	8,078	—	—	—
Operating leases	16,203	3,290	5,589	3,238	4,086
Purchase obligations	2,966	2,616	350	—	—
Total Contractual Obligations	$27,924	$14,661	$5,939	$3,238	$4,086

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. The provisions of FIN 48 are effective in the first interim period for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 on our consolidated results of operations, cash flows and financial position.

In September 2006, the FASB issued Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that SFAS 157 will have on our results of operations, cash flows and financial position.

In February 2007, the FASB issued Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows measurement of specified financial instruments, warranty and insurance contracts at fair value on a contract by contract basis, with changes in fair value recognized in earnings in each period. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact that SFAS 159 will have on the Company's results of operations, cash flows and financial position.

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, including but not limited to statements about the Company's growth, strategic and business plans, product development and service offerings, and future operating results. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Various important risks and uncertainties may cause the Company's actual results to differ materially from the results indicated by these forward-looking statements, including, without limitation: the effects and outcomes of the Company's exploration of strategic alternatives;, whether any of the strategic alternatives will result in enhanced stockholder value; the ability of the Company to integrate its acquisition of Flowphonics Limited, now known as Broad Street Digital Limited, members (in particular, significant trading members) not trading on our exchange or utilizing our new and additional services (including data on thexchange, DirectAxcess, PrivateExchange, AssuredAxcess, and PeeringSolutions); continued volatility in the volume and mix of trading activity (including the average call duration and the mix of geographic markets traded); our uncertain and long member enrollment cycle; the failure to manage our credit risk; failure to manage our growth; pricing pressure; investment in our management team and investments in our personnel; system failures, human error and security breaches that could cause the Company to lose members and expose it to liability; and the Company's ability to obtain and enforce patent protection for our methods and technologies. For a further list and description of the risks and uncertainties the Company faces, please refer to Part I, Item 1A of this Annual Report on Form 10-K and other filings, which have been filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise and such statements are current only as of the date they are made.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency exposure

The financial position and results of operations of our U.K. subsidiary are measured using GBP as the functional currency. The financial position and results of operations of our U.K. subsidiary are reported in U.S. dollars and included in the consolidated financial statements of the Company. The foreign currency fluctuations have not had a material effect on our operating results or financial condition. Our exposure is mitigated, in part, by the fact that we incur certain operating costs in the same foreign currencies in which fee revenues are denominated. The percentage of fee revenues denominated in British Pounds Sterling was approximately 20% for the year ended December 31, 2004, approximately 15% for the year ended December 31, 2005 and approximately 12% for the year ended December 31, 2006.

Interest rate exposure

We are exposed to interest rate fluctuations. We invest our cash in short-term interest bearing securities. Although our investments are available for sale, we generally hold such investments to maturity. Our investments are stated at fair value, with net unrealized gains or losses on the securities recorded as accumulated other comprehensive income (loss) in shareholders' equity. Net unrealized gains and losses were not material at December 31, 2006 or 2005. The fair market value of our marketable securities could be adversely impacted due to a rise in interest rates, but we do not believe such impact would be material. Securities with longer maturities are subject to a greater interest rate risk than those with shorter maturities and at December 31, 2006 our portfolio maturity was relatively short in duration. Assuming an average investment level in short-term interest bearing securities of $33.0 million, which is the balance of cash and cash equivalents at December 31, 2006, a one-percentage point decrease in the applicable interest rate would result in a $330,000 decrease in interest income annually.

Under the terms of our credit agreement with SVB, our borrowings bear interest at the prime rate. Therefore, a one-percentage point increase in the prime rate would result in additional annualized interest expense of $10,000 assuming $1 million of borrowings. At December 31, 2006, we had no outstanding borrowings under this agreement.

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10- K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statements, Financial Statement Schedule, and Reports on Form 8-K."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2006. In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2006, our disclosure controls and procedures were (1) effective in that they were designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within those entities, as appropriate to allow timely decisions regarding required disclosures, and (2) effective in that they provide that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this Annual Report on Form 10-K. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

As of December 31, 2006, management has assessed the effectiveness of the Company's internal control over financial reporting, and has concluded that such control over financial reporting is effective. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management. The Company's independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2006 and have issued their report on management's assessment as to the effectiveness of internal controls over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. This report is included in this Item 9A of this Annual Report on Form 10-K.

/s/ J. CURT HOCKEMEIER	/s/ JOHN B. WYNNE JR.
J. Curt Hockemeier	**John B. Wynne, Jr.**
President and Chief Executive Officer	**Chief Financial Officer**

Change in Internal Controls

During the fourth quarter of 2006, management instituted changes in internal control over financial reporting to improve the effectiveness of our Disclosure Committee. These actions included changes in the composition of the Disclosure Committee, and the scheduling of formal meetings, at least quarterly, to review the Company's financial reporting process and compliance with the regulations of the Securities and Exchange Commission. In addition, the Disclosure Committee has developed improved policies and procedures to ensure the proper identification of and accounting for both routine and non-routine significant transactions as well as transactions subject to significant judgments and estimates. Upon identification of such transactions, the Disclosure Committee will provide the related financial information and recommend presentation and disclosure for sufficient and timely review by the principal executive officer and the principal financial officer.

Otherwise no other change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Arbinet-thexchange, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Arbinet-thexchange, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Arbinet-thexchange, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Arbinet-thexchange, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Arbinet-thexchange, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arbinet-thexchange, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ending December 31, 2006 of Arbinet-thexchange, Inc. and our report dated March 15, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
March 15, 2007

Item 9B. Other Information.

None.

PART III

Item 10. Our Directors and Executive Officers

The information relating to our directors and nominees for election as directors under the heading "Election of a Class of Directors" in our definitive proxy statement for the 2007 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

The information relating to our executive officers in response to this item is contained in part under the caption "Our Executive Officers" in Part I of this Annual Report on Form 10-K and the remainder is incorporated herein by reference to our Proxy Statement.

The information relating to our Audit Committee and our Audit Committee financial expert under the headings "Board Structure and Compensation—Board of Director Meetings and Committees—Audit Committee" and "Board Structure and Compensation—Affirmative Determination Regarding Director Independence and Other Corporate Governance Matters" in our Proxy Statement is incorporated herein by reference.

The information under the heading "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement is incorporated herein by reference.

The information relating to any material changes to our procedures by which security holders may recommend nominees to our Board of Directors under the heading "Other Matters—Director Candidates" is incorporated herein by reference.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions, as well as our board of directors. Our code of business conduct and ethics is available on our Web site at *www.arbinet.com* under the heading "Investors—Corporate Governance." We annually require all employees and members of our board of directors to recertify their compliance with this code. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the Securities and Exchange Commission and the NASDAQ Global Market by filing such amendment or waiver with the Securities and Exchange Commission and by posting it on our Web site.

Item 11. Executive Compensation

The discussion under the headings "Executive Compensation" "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement is incorporated herein by reference.

The discussion under the heading "Information about Equity Compensation—Equity Compensation Plan Table" in our Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The discussion under the headings "Certain Relationships and Related Transactions" and "Policies and Procedures for Related Party Transactions" in our Proxy Statement is incorporated herein by reference.

The discussion under the heading "Board Structure and Compensation—Affirmative Determination Regarding Director Independence and Other Corporate Governance Matters" in our Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The discussion under the headings "Auditors Fees and All Other Fees" and "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" in our Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statements, Financial Statement Schedule, and Reports on Form 8-K

(a) (1) Consolidated Financial Statements.

Reference is made to the Index to Consolidated Financial Statements on Page F-1.

(a) (2) Consolidated Financial Statement Schedule.

Reference is made to the Index to Financial Statement Schedule on Page F-1.

(a) (3) Exhibits.

Reference is made to the Index to Exhibits on Page 56.

Schedules other than as listed above are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 15th day of March, 2007.

ARBINET-THEXCHANGE, INC.

By: /s/ J. CURT HOCKEMEIER

J. Curt Hockemeier, President, Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. CURT HOCKEMEIER **J. Curt Hockemeier**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2007
/s/ JOHN B. WYNNE, JR. **John B. Wynne, Jr.**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2007
/s/ ROBERT C. ATKINSON **Robert C. Atkinson**	Director	March 15, 2007
/s/ MICHAEL J. DONAHUE **Michael J. Donahue**	Director	March 15, 2007
Alex Mashinsky	Director	March 15, 2007
/s/ ROGER H. MOORE **Roger H. Moore**	Director	March 15, 2007
/s/ JOHN B. PENNEY **John B. Penney**	Director	March 15, 2007
/s/ MICHAEL J. RUANE **Michael J. Ruane**	Director	March 15, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Asset Purchase Agreement, dated September 2, 2004, by and among Band-X Limited, Arbinet-thexchange Limited and the Company (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
3.1	Amended and Restated Certificate of Incorporation of the Company, which became effective upon the closing of the Company's initial public offering (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
3.2	Amended and Restated By-laws of the Company, which became effective upon the closing of the Company's initial public offering (Incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
4.1	Specimen Certificate evidencing shares of common stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
4.2	Fourth Amended and Restated Investors' Rights Agreement, dated May 30, 2003, by and among the Holders listed therein, the Founder listed therein and the Company (Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.2*	First Amended and Restated Non-employee Directors' and Advisors' Stock Option Plan (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.3*	2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.4†	Factoring Agreement, dated February 1, 2003, by and between GMAC Commercial Finance LLC and the Company; Export Receivable Rider to Factoring Agreement, dated February 10, 2003, by and between GMAC Commercial Finance LLC and the Company; and Amendment to Factoring Agreement, dated December 12, 2003, by and between GMAC Commercial Finance LLC and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.5††	Amended and Restated GMAC Commercial Finance LLC Factoring Agreement and Export Receivable Rider to Amended and Restated Factoring Agreement, by and between the Company and GMAC Commercial Finance LLC, executed as of November 10, 2005 (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which was filed with the Securities and Exchange Commission on November 14, 2005).

Exhibit No.	Description of Exhibit
10.6	Accounts Receivable Financing Agreement, dated February 3, 2003, by and between Silicon Valley Bank and the Company; Intercreditor Agreement, dated February 3, 2003, by and between Silicon Valley Bank and ORIX Merchant Banking LLC; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC, GMAC Commercial Finance LLC and the Company; Letter Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Company; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, ORIX Merchant Banking LLC, Banc of America Securities LLC and the Company; Securities Account Control Agreement, dated February 3, 2003, by and between SVB Securities, Silicon Valley Bank, Banc of America Securities LLC and the Company; Deposit Account Control Agreement, dated February 3, 2003, by and between Silicon Valley Bank, ORIX Merchant Banking LLC and the Company; First Amendment to Accounts Receivable Financing Agreement, dated October 27, 2003, by and between Silicon Valley Bank and the Company; and Second Amendment to Accounts Receivable Financing Agreement, dated May 28, 2004, by and between Silicon Valley Bank and the Company (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.7	Third Amendment to Accounts Receivable Financing Agreement, dated as of May 2, 2005, by and between Silicon Valley Bank and the Company (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.8††	Non-Recourse Receivables Purchase Agreement, dated as of November 28, 2005, by and between the Company and Silicon Valley Bank (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.9	Master Lease Agreement, dated as of June 5, 2003, by and between ATEL Ventures, Inc. and the Company; and Notification of Rental Adjustment and Amendment to Equipment Schedule No. 1 to Master Lease Agreement, dated June 24, 2003, by and between ATEL Venture Fund, LLC, ATEL Capital Equipment Fund IX, LLC and the Company (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.10*	Settlement and Release Agreement dated July 8, 2004, by and between J. Curt Hockemeier and the Company (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.11*	Employment Offer Letter, dated as of April 4, 2000, by and between J. Curt Hockemeier and the Company (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.12*	Employment Offer Letter, dated as of July 12, 2001, by and between Peter P. Sach and the Company (Incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.13*	Employment Offer Letter, dated as of October 16, 2006, by and between John B. Wynne, Jr. and the Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the Securities and Exchange Commission on October 20, 2006).
10.14*	Settlement Agreement, dated July 9, 2004, by and between Alex Mashinsky and the Company (Incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.15*	Employment Offer Letter, dated September 20, 2006, by and between W. Terrell Wingfield, Jr. and the Company (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 13, 2006).

Exhibit No.	Description of Exhibit
10.16	Albany Street Office Lease, dated February 6, 2003, by and between Albany Street Plaza Real Estate Management Company and the Company; Lease, dated June 11, 1999, by and between AMEC Properties Limited and Pacific Gateway Exchange (U.K.) Limited; AT&T Center Office Lease, dated December 9, 1997, by and between Mitsui Fudosan (U.S.A.), Inc. and Pacific Gateway Exchange; Office Lease, by and between Bruce Goodman and the Company; Lease Agreement by and between Auda Properties, L.P. and the Company; and Office lease, dated January 20, 2000, by and between 75 Broad, LLC, and the Company (Incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.17*	Settlement and Release Agreement dated July 30, 2004, by and between Anthony L. Craig and the Company (Incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.18*	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.19*	Form of Nonstatutory Stock Option Agreement under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.20	Standard Purchase Agreement, dated May 19, 2003, by and between Tekelec and the Company (Incorporated by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.21	Master Procurement Agreement, dated March 7, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company; Amendment No. 1 to the Master Procurement Agreement, dated September 5, 2003, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company; Amendment No. 2 to the Master Procurement Agreement, dated December 31, 2003, by and between Tekelec and the Company; Amendment No. 3 to the Master Procurement Agreement, dated March 31, 2004, by and between Tekelec and the Company; Amendment No. 4 to the Master Procurement Agreement, dated May 10, 2004, by and between Tekelec and the Company (Incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (File Number 333-117278), which became effective on December 16, 2004).
10.22	Amendment No. 5 to the Master Procurement Agreement, dated as of March 31, 2005, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.23	Amendment No. 6 to the Master Procurement Agreement, dated as of December 21, 2005, by and between Tekelec (f/k/a Santera Systems Inc.) and the Company (Incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.24	Lease Termination Agreement, dated December 28, 2005, by and between Broad Financial Center LLC and Arbinet Communications, Inc. (Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 14, 2006).
10.25	Patent Acquisition Agreement by and between the Company and Summit Telecom Systems, Inc., dated as of June 3, 2005 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2005).

Exhibit No.	Description of Exhibit
10.26	Amendment to Patent Acquisition Agreement by and between the Company and Summit Telecom Systems, Inc., dated as of July 21, 2005 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2005).
10.27	Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 14, 2005).
10.28	Fourth Amendment to Accounts Receivable Financing Agreement, by and between Silicon Valley Bank and the Company, dated as of June 7, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006).
10.29*	Form of Performance Share Award Agreement granted under the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 24, 2006).
10.30*	Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan, as amended (Grants made in 2005) (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006).
10.31*	Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan, as amended (Grants made to non-employee directors in 2006) (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006).
10.32*	Form of Restricted Stock Award Agreement under the 2004 Stock Incentive Plan, as amended (Grants made to executive officers in 2006) (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006).
10.33*	Certificate of Amendment to the 2004 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006).
21.1**	Subsidiaries of the Company
23.1**	Consent of Ernst & Young LLP.
31.1**	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer).
31.2**	Certification Pursuant to Rule 13a-14(a) and 15d-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer).
32.1	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Executive Officer).
32.2	Certification Pursuant to 18 U.S.C. Section 1350 (Chief Financial Officer).

* A management contract and compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

† Confidential treatment has been requested and granted for a portion of this exhibit.

†† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

** Filed herewith.

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbinet-thexchange, Inc.

We have audited the accompanying consolidated balance sheets of Arbinet-thexchange, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, statements of stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule included in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arbinet-thexchange, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 9 to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Arbinet-thexchange, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

MetroPark, New Jersey
March 15, 2007

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006

	As of December 31,	
	2005	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 40,364,777	$ 32,986,297
Marketable securities	23,230,913	30,050,675
Trade accounts receivable (net of allowances of $827,462 and $1,182,892 at December 31, 2005 and 2006, respectively)	26,914,477	34,809,187
Prepaids and other current assets	1,461,118	1,966,324
Total current assets	91,971,285	99,812,483
Property and equipment, net	21,775,895	23,827,804
Security deposits	2,252,525	2,327,236
Intangible assets, net	2,476,053	4,357,273
Goodwill	1,901,178	2,182,680
Other assets	1,385,322	14,501
Total Assets	$121,762,258	$132,521,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Loan payable-current portion	$ 820,587	$ 89,734
Capital lease obligations-current portion	94,191	18,928
Notes payable	—	561,182
Due to Silicon Valley Bank	2,945,367	8,078,019
Accounts payable	13,785,594	19,944,782
Deferred revenue	3,967,970	3,219,914
Accrued expenses and other current liabilities	10,297,974	10,418,757
Total current liabilities	31,911,683	42,331,316
Loan payable—long-term	89,734	—
Capital lease obligations—long-term	26,533	6,777
Other long-term liabilities	3,964,222	3,253,022
Total Liabilities	35,992,172	45,591,115
Commitments and contingencies	—	—
Stockholders' Equity		
Preferred Stock, 5,000,000 shares authorized	—	—
Common Stock, $0.001 par value, 60,000,000 shares authorized, 25,413,202 and 25,851,493 shares issued, respectively	25,413	25,851
Additional paid-in capital	181,102,805	179,000,761
Treasury stock, 68,673 and 117,871 shares, respectively	(1,274,549)	(1,513,159)
Deferred compensation	(3,187,145)	—
Accumulated other comprehensive loss	(1,320,580)	(618,418)
Accumulated deficit	(89,575,858)	(89,964,173)
Total Stockholders' Equity	85,770,086	86,930,862
Total Liabilities and Stockholders' Equity	$121,762,258	$132,521,977

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Year Ended December 31,		
	2004	2005	2006
Trading revenues	$475,231,245	$481,606,758	$495,115,357
Fee revenues	44,734,469	48,848,318	47,863,454
Total revenues	519,965,714	530,455,076	542,978,811
Cost of trading revenues	474,916,419	481,200,159	495,158,997
	45,049,295	49,254,917	47,819,814
Costs and expenses			
Operations and development	13,614,019	14,644,978	15,882,656
Sales and marketing	5,673,789	7,660,434	8,288,441
General and administrative	9,344,634	12,867,570	18,018,497
Depreciation and amortization	9,266,416	8,864,950	6,953,797
Restructuring costs and litigation settlements	3,675,021	(2,673,449)	507,000
Total costs and expenses	41,573,879	41,364,483	49,650,391
Income (loss) from operations	3,475,416	7,890,434	(1,830,577)
Interest income	287,671	1,779,460	3,135,456
Interest expense (including $1,610,574 of interest on redeemable preferred stock for the year ended December 31, 2004)	(2,792,323)	(346,752)	(112,145)
Other income (expense), net	6,717,593	(1,242,477)	310,449
Income from continuing operations before income taxes	7,688,357	8,080,665	1,503,183
Provision for income taxes (Income tax benefit)	—	(1,298,062)	2,012,886
Income (loss) from continuing operations	7,688,357	9,378,727	(509,703)
Discontinued operations:			
Income from discontinued operations, net of income tax of $20,265 in 2005 and $4,477 in 2006	—	295,888	121,388
Net income (loss)	7,688,357	9,674,615	(388,315)
Preferred stock dividends and accretion	(6,678,541)	—	—
Net income (loss) attributable to common stockholders	$ 1,009,816	$ 9,674,615	$ (388,315)
Basic earnings (loss) per share:			
Continuing operations	$ 0.30	$ 0.38	$ (0.02)
Discontinued operations	$ —	$ 0.01	$ —
Net income (loss)	$ 0.30	$ 0.39	$ (0.02)
Diluted earnings (loss) per share:			
Continuing operations	$ 0.18	$ 0.36	$ (0.02)
Discontinued operations	$ —	$ 0.01	$ —
Net income (loss)	$ 0.18	$ 0.38	$ (0.02)
Shares used in computing basic earnings (loss) per share	3,367,848	24,590,454	25,177,662
Shares used in computing diluted earnings (loss) per share	5,630,964	25,777,740	25,177,662
Pro forma diluted earnings per share	$ 0.35		
Pro forma shares used to compute diluted earnings per share	21,925,740		

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Common Stock		Series D and Series D-1 Preferred		Additional Paid-In Capital	Stockholders' Loans	Treasury Stock	Deferred Compen-sation	Accumulated Other Comprehen-sive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount							
Balance December 31, 2003	2,187,541	2,188	58,430,884	58,431	22,453,176	(1,426,272)	—	(244,838)	(433,751)	(106,938,830)	(86,529,896)
Exercise of options	598,660	599			164,530						165,129
Exercise of warrants	391,480	391			1,264,555						1,264,946
Restricted stock grants	31,250	31			259,969						260,000
Restricted stock grant retirement	(5,590)	(6)			6						—
Amortization of deferred compensation								71,135			71,135
Reduction due to forfeitures					(12,996)			12,996			—
Employee stock transactions, as restated					176,285						176,285
Legal settlement	156,250	156			2,349,844						2,350,000
Net payment of stockholders loans, including interest thereon						151,723					151,723
Repayment of stockholder loans with common stock						1,274,549	(1,274,549)				—
Accretion of preferred stock and warrants					(410,162)						(410,162)
Dividends on preferred stock					(6,268,379)						(6,268,379)
Issuance of common stock in Initial Public Offering, net	4,233,849	4,234			66,588,852						66,593,086
Conversion of Preferred Stock	16,991,134	16,991	(58,430,884)	(58,431)	89,683,902						89,642,462
Foreign currency translation adjustment									83,180		83,180
Net income										7,688,357	7,688,357
Comprehensive income											7,771,537
Balance December 31, 2004	24,584,574	24,584	—	—	176,249,582	—	(1,274,549)	(160,707)	(350,571)	(99,250,473)	75,237,866
Exercise of options	176,735	177			209,364						209,541
Exercise of warrants	123,113	123			(123)						—
Restricted stock grants	528,780	529			3,586,974			(3,587,503)			—
Amortization of deferred compensation								541,190			541,190
Reduction due to forfeitures					(19,875)			19,875			—
Employee stock transactions					1,076,883						1,076,883
Cumulative unrealized loss in available-for-sale securities									(26,464)		(26,464)
Foreign currency translation adjustment									(943,545)		(943,545)
Net income										9,674,615	9,674,615
Comprehensive income											8,704,606
Balance December 31, 2005	25,413,202	$25,413	$ —	$ —	$181,102,805	$ —	$(1,274,549)	$(3,187,145)	$(1,320,580)	$ (89,575,858)	$ 85,770,086
Exercise of options	544,980	545			150,099						150,644
Grant of unrestricted shares	1,000	1			(1)						—
Restricted stock grants	51,000	51			339						390
Restricted stock grant retirements	(158,689)	(159)			159						—
Purchase of treasury shares							(238,610)				(238,610)
Stock-based compensation					934,505						934,505
Adoption of FAS 123R					(3,187,145)			3,187,145			—
Cumulative unrealized gain in available-for-sale securities									29,743		29,743
Foreign currency translation adjustment									672,419		672,419
Net loss										(388,315)	(388,315)
Comprehensive income											313,847
Balance December 31, 2006	25,851,493	$25,851	$ —	$ —	$179,000,761	$ —	$(1,513,159)	$ —	$ (618,418)	$ (89,964,173)	$ 86,930,862

The accompanying notes are an integral part of these consolidated financial statements.

ARBINET-THEXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Year Ended December 31,		
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 7,688,357	$ 9,674,615	$ (388,315)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,266,416	8,864,950	6,953,797
Amortization of deferred compensation	71,135	541,190	—
Stock-based compensation expense	176,285	1,076,883	934,505
Gain on discontinued operations	—	(295,888)	(121,388)
Deferred income taxes	—	(1,542,125)	1,542,125
Non-cash interest on redeemable preferred stock	1,610,574	—	—
Gain on redemption of Series B/B-1 preferred stock	(7,223,766)	—	—
Common stock issued for litigation settlement	2,350,000	—	—
Foreign currency exchange (gain) loss	(577,872)	471,143	(1,012,689)
Changes in operating assets and liabilities:			
Trade accounts receivable, net	(8,220,662)	398,462	(7,967,533)
Other current assets, security deposits and other assets	(738,206)	2,165,557	(753,882)
Accounts payable	4,685,188	(1,907,930)	6,049,282
Deferred revenue, accrued expenses and other current liabilities	3,476,407	1,630,158	(804,369)
Other long-term liabilities	(985,434)	(2,300,416)	(585,335)
Net cash provided by operating activities	11,578,422	18,776,599	3,846,198
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(4,266,528)	(1,100,000)	(1,559,026)
Purchases of property and equipment	(10,639,266)	(5,946,056)	(8,069,877)
Purchases of marketable securities	—	(53,905,377)	(57,409,019)
Proceeds from sales and maturities of marketable securities	—	30,648,000	50,619,000
Net cash used in investing activities	(14,905,794)	(30,303,433)	(16,418,922)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance (repayment) of indebtedness, net	(11,255,938)	(765,658)	(820,587)
Advances from Silicon Valley Bank		2,082,923	4,998,986
Redemption of Series B and Series B-1 preferred stock	(15,224,898)	—	—
Issuance of common stock, net of costs	68,283,161	209,541	151,034
Purchase of treasury shares	—	—	(238,610)
Loans made to stockholders, net of repayments	151,723	—	—
Net payments on obligations under capital leases	(2,782,006)	(1,846,501)	(95,018)
Net cash provided by (used in) financing activities	39,172,042	(319,695)	3,995,805
Effect of foreign exchange rate changes on cash	540,745	(1,321,354)	1,198,439
Net increase (decrease) in cash and cash equivalents	36,385,415	(13,167,883)	(7,378,480)
Cash and cash equivalents, beginning of year	17,147,245	53,532,660	40,364,777
Cash and cash equivalents, end of period	$ 53,532,660	$ 40,364,777	$ 32,986,297
Supplemental disclosure of non-cash investing and financing activities:			
Cash paid for interest	$ 1,281,712	$ 346,752	$ 112,145
Cash paid for income taxes	$ —	$ 51,828	$ 878,008
Issuance of restricted stock	$ —	$ 3,587,503	$ 236,860
Notes issued to cover portion of acquisition price of Broad Street Digital	$ —	$ —	$ 560,795
Repayment of stockholders' loans with common stock	$ 1,274,549	$ —	$ —
Conversion of preferred stock into common stock	$ 89,683,902	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Arbinet-thexchange, Inc. and subsidiaries ("Arbinet" or the "Company") operates an electronic market for trading, routing and settling communications capacity. Members of the Company's exchange can anonymously buy and sell voice calls and Internet capacity based on route quality and price through the Company's centralized, efficient and liquid market. Through the Company's web-based interface and fully automated trading platform, members' orders are automatically matched using the Company's proprietary software and delivered through its state-of-the-art facilities.

On December 5, 2006, the Company announced its acquisition of Flowphonics Limited (now known as Broad Street Digital Limited ("Broad Street Digital")), a license management platform for intellectual property rights and digital content distribution.

Principles of Consolidation

The consolidated financial statements include the accounts of Arbinet and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less when purchased to be cash equivalents.

Marketable Securities

Marketable securities generally consist of certificates of deposit with original maturities of between 90 and 360 days and highly liquid debt securities of corporations, agencies of the U.S. government and the U.S. government. These investments can be readily purchased or sold using established markets. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Such investments are classified as available-for-sale and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders' equity as a component of comprehensive income. Interest on marketable securities is recognized as income when earned. Realized gains and losses are calculated using specific identification.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line method over the shorter of the term of the lease or estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired (See Note 13). Intangible assets consist of purchased existing technology, customer relationships and other intangible assets, all of which are generally amortized over periods ranging from two to ten years. Intangible assets are stated at cost, less accumulated amortization.

Earnings Per Share

Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of convertible preferred stock, options and warrants as if they were exercised. During a loss period, the effect of the convertible preferred stock and the potential exercise of stock options and warrants were not considered in the diluted earnings per share calculation since it would be antidilutive.

The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common share equivalent shares outstanding:

	Year Ended December 31,		
	2004	2005	2006
Basic number of common shares outstanding	3,367,848	24,590,454	25,177,662
Dilutive effect of stock options and warrants	2,263,116	1,187,286	—
Dilutive number of common and common share equivalents	5,630,964	25,777,740	25,177,662

For the years ended December 31, 2005 and December 31, 2006 outstanding stock options of 1,383,184 and 3,248,321, respectively, have been excluded from the above calculations because the effect on net income (loss) per share would have been antidilutive. For the year ended December 31, 2006, 11,849 warrants have been excluded from the above calculations because the effect on net loss per share would have been antidilutive.

The shares used in calculating the pro forma net income (loss) per share assume the conversion of the following mandatorily redeemable convertible preferred shares and warrants outstanding:

	Year Ended December 31, 2004
Net income	$ 7,688,357
Weighted average common shares outstanding	3,367,848
Less weighted average of conversion of mandatorily redeemable convertible preferred stock in amount above	(696,358)
Plus conversion of mandatorily redeemable convertible preferred stock	16,991,134
Total weighted average shares outstanding used in computing pro forma net income per share	19,662,624
Dilutive effect of stock options and warrants	2,263,116
Total common stock and common stock equivalents	21,925,740
Pro forma basic net income per share	$ 0.39
Pro forma diluted net income per share	$ 0.35

2. RESTRUCTURING CHARGES

During 2001 and 2002, the Company exited two separate facilities and accordingly recorded charges for the future lease obligations, net of estimated sub-lease income. During the fourth quarter of 2005, the Company renegotiated the lease terms for a leased property that was exited in 2001, under a lease termination agreement that requires the Company to make scheduled payments through December 31, 2009. Accordingly, the Company recorded an adjustment of $922,287 to reduce the liability for future estimated lease payments. The table below shows the amount of the charges and the cash payments related to those liabilities.

	Total
Balance at December 31, 2002	$ 5,552,467
Cash payments	(263,111)
Balance at December 31, 2003	5,289,356
Cash payments	(713,685)
Balance at December 31, 2004	4,575,671
Cash payments	(1,428,586)
Adjustment to liability for revision in estimate based on settlement agreement	(922,287)
Balance at December 31, 2005	$ 2,224,798
Cash payments	(500,773)
Balance at December 31, 2006	$ 1,724,025

As of December 31, 2006, $0.5 million of the $1.7 million balance is recorded in accrued liabilities and $1.2 million is recorded in other long-term liabilities.

3. DISCONTINUED OPERATIONS

In October 1999, the Company ceased the operations of Bell Fax, Inc., or Bellfax, a wholly-owned subsidiary. Bellfax was engaged in the sale and rental of telecommunication equipment and operating international routes. Bellfax's operations focused on the transfer of telecommunications capacity in specific markets for an individual telecommunications company, using Bellfax's proprietary software and network infrastructure. In 2005, management reevaluated the $670,000 liability related to Bellfax and determined that approximately $350,000 was needed at December 31, 2005, which is recorded in other long-term liabilities. Accordingly, $295,888, net of income tax of $20,265, was recognized as income from discontinued operations in 2005. In 2006, management reevaluated the liability related to Bellfax and determined that approximately $225,000 was needed at December 31, 2006. Accordingly, $125,865, net of income tax of $4,477 was recognized as income from discontinued operations in 2006.

4. MARKETABLE SECURITIES

Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the year ended December 31, 2006. All marketable securities at December 31, 2006 have a maturity of one year or less. As of December 31, 2005, the Company's net unrealized gains in its available-for-sale securities were comprised of unrealized gains of $258 and unrealized losses of $26,722. All of the marketable securities held at December 31, 2005 matured at various dates in 2006 resulting in no realized gain or loss. As of December 31, 2006, the Company's net unrealized gains in its available-for-sale securities were comprised of unrealized gains of $6,451 and unrealized losses of $3,171. The following is a summary of marketable securities at December 31, 2006 by type:

	2005	2006
Commercial paper	$16,569,659	$21,431,244
U.S. Government and federal agency obligations	11,739,033	4,380,037
Certificates of deposit	2,026,611	3,448,699
Corporate bonds	3,021,559	10,330,207
	33,356,862	39,590,187
Less: amounts classified as cash equivalents	10,125,949	9,539,512
Total marketable securities	$23,230,913	$30,050,675

There were no individual marketable securities that carried an unrealized loss for the past twelve consecutive months.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005 and 2006:

	2005	2006	Estimated Useful Life
Telecommunications equipment and software	$ 53,619,136	$ 59,509,097	5 to 7 years
Furniture and fixtures	4,905,351	6,235,149	5 to 7 years
Leasehold improvements	8,114,539	8,116,103	Shorter of initial lease term or useful life
	66,639,026	73,860,349	
Less accumulated depreciation and amortization	(44,863,131)	(50,032,545)	
Property and equipment, net	$ 21,775,895	$ 23,827,804	

Property and equipment, net, includes equipment under capital leases of $2,367,294 and $1,627,397 (net of accumulated depreciation of $4,347,022 and $5,400,806) at December 31, 2005 and 2006, respectively. As the obligations under certain of these capital leases have been satisfied, only $167,196 and $21,333 (net of accumulated depreciation of $575,284 and $58,667) of these assets continue to secure obligations under capital leases still outstanding at December 31, 2005 and 2006, respectively. Property and equipment, net, includes capitalization of software for internal use of $6,187,540 and $6,256,271 (net of accumulated amortization of $19,558,754 and $21,936,007) at December 31, 2005 and 2006, respectively. Amortization of software for internal use was $4,100,062, $3,274,689 and $2,500,012 in 2004, 2005 and 2006, respectively. Property and equipment, net includes approximately $4.3 million of assets located in the Company's leased facilities in the United Kingdom and approximately $0.6 million of assets located in the Company's leased facility in Hong Kong as of December 31, 2005 and 2006, respectively.

As of September 30, 2006 (the determination date), the Company decommissioned certain fixed assets located at its EDP in New York City. Management is committed to selling this equipment and expects to recover the carrying amount, which is approximately $131,000. The Company believes these assets will be sold no later than the end of the third quarter of fiscal 2007. On the determination date, the Company determined that the plan of sale criteria in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had been met. The carrying value of this equipment that is held for sale is included in "prepaids and other current assets" as of December 31, 2006. The carrying amount of this equipment as of December 31, 2005 was approximately $175,000, which is included in "property and equipment, net".

6. INDEBTEDNESS

Indebtedness consisted of the following at December 31, 2005 and 2006:

	2005	2006
GECC Loan	$ 910,321	$ 89,734
Less current portion	(820,587)	(89,734)
Loan payable—long term	$ 89,734	$ —

GECC Loan. Under the terms of the agreement, borrowings by the Company bear interest at 7% per annum and are payable in monthly payments of approximately $72,000 with the final scheduled payment of approximately $90,000 due in January 2007.

Silicon Valley Bank Loan. The Company entered into an agreement with SVB, whereby SVB provides the Company with receivables financing on certain of the Company's trade accounts receivables of up to $25 million (the "SVB Agreement"). Interest is accrued on the daily outstanding loan balance at a rate equal to the prime rate of 8.25% at December 31, 2006. The SVB Agreement contains a financial covenant requiring the Company to, among other things, maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization). For the year ended December 31, 2006, the Company was in compliance with all covenants under the SVB Agreement. As of December 31, 2006, the full $25 million was available to the Company as no amounts were outstanding under the SVB Agreement. Arbinet's current credit facility with SVB expires on May 25, 2007. We expect to extend the expiration date on this facility. See Note 1 regarding the SVB Receivable Agreement.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2005	2006
Compensation and related benefits	$ 1,193,431	$ 1,531,419
Security deposits from members	3,222,846	2,219,522
Rent	655,658	627,613
Prepayments from members	2,109,225	3,050,228
Value added tax	816,316	660,013
Professional fees	757,014	1,200,358
Litigation settlement	500,000	600,000
Income taxes	212,899	—
Other	830,585	529,604
	$10,297,974	$10,418,757

8. STOCKHOLDERS' EQUITY AND INITIAL PUBLIC OFFERING

In November 2004, the Board of Directors approved a 16-for-1 reverse stock split related to the Company's common stock. All share, per share and stock option data was restated in order to reflect such split retroactively.

On December 16, 2004, the Company sold 4,233,849 shares of common stock in its IPO at an offering price of $17.50 per share. The net proceeds of the IPO were $66.6 million after deducting underwriting discounts, commissions and offering expenses.

9. STOCK BASED COMPENSATION

Stock Options

The Company established a 2004 Stock Incentive Plan, as amended (the "2004 Plan"), which provides the granting of options to officers, employees, directors, and consultants of the Company. As of December 31, 2006, options to purchase 752,994 shares of common stock were available for future grants under the 2004 Plan. As of December 31, 2006, 3,248,321 shares of common stock were reserved for stock options granted and 1,439 shares were reserved for warrants to purchase common stock. As of December 31, 2006, these warrants are exercisable at $4.99 per share. As of December 31, 2005, 2,609,375 shares of common stock are reserved for stock options granted and 11,849 shares are reserved for warrants to purchase common stock. As of December 31, 2005, these warrants are exercisable at prices ranging from $4.99 to $8.00 per share. Options outstanding as of December 31, 2006 include option grants under the 2004 Plan as well as the Amended and Restated 1997 Stock Incentive Plan and the First Amended and Restated Non-employee Directors' and Advisors' Stock Option Plan.

Options granted under our 2004 Plan generally have a four-year vesting period and expire ten years after grant. Most of our stock options vest ratably during the vesting period, as opposed to awards that vest at the end of the vesting period. We recognize compensation expense for options using the straight-line basis, reduced by estimated forfeitures. Total unrecognized stock-based compensation expense related to total nonvested stock options expected to vest was approximately $3.2 million at December 31, 2006 with a remaining weighted average period of approximately 21 months over which such expense is expected to be recognized. Upon exercise of stock options, we typically issue new shares of our common stock (as opposed to using treasury shares).

On August 25, 2005, the Company's Board of Directors approved the accelerated vesting of all unvested employee stock options issued under our 2004 Plan with an exercise price in excess of $10.00 per share. Pursuant to this action, options to purchase approximately 1.4 million shares of our common stock became exercisable immediately. Based on the closing price on August 24, 2005 of $6.35, none of these options had intrinsic economic value at the time. The vesting acceleration enabled the Company to avoid recognizing in its income statement compensation expense associated with these options in future periods, upon adoption of SFAS 123(R) in January 2006. As a result of this change, the Company expects to reduce the pre-tax stock option expense it otherwise would have been required to record under SFAS 123(R) by approximately $7.8 million over a four-year period of which approximately $2.5 million was avoided in 2006.

The fair market value of each option grant for all years presented has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2005	2006
Expected option lives	4 years	4 years	4 years
Risk-free interest rates	3.29%	3.88%	4.52%
Expected volatility	35.0%	46.1%	50.0%
Dividend yield	0%	0%	0%

Expected volatilities are based on historical volatility of the stock of the Company and guideline companies. The expected life of options granted is based on historical experience and on the terms and conditions of the options. The risk-free rates are based on the U.S. Treasury Strip yield in effect at the time of the grant.

A summary of the Company's stock options activity (including options granted outside the 2004 Plan to non-employees) during 2004, 2005 and 2006 is presented below:

	2004	Weighted Average Exercise Price	2005	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Outstanding, at beginning of year	1,752,041	$ 0.48	2,024,298	$ 6.88	2,639,173	$ 12.09
Granted	919,958	14.56	883,815	21.82	1,765,356	5.09
Exercised	(598,660)	(0.32)	(176,735)	(1.19)	(544,980)	(0.27)
Forfeited	(49,041)	(2.56)	(92,205)	(14.63)	(611,228)	(16.86)
Outstanding, at end of year	2,024,298	$ 6.88	2,639,173	$ 12.09	3,248,321	$ 9.37
Options exercisable at year-end	695,778	$ 0.80	2,259,552	$ 13.13	1,506,529	$ 14.20
Weighted average grant date fair value of options granted during the year	$ 4.62		$ 7.83		$ 2.38	

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Years Remaining on Contractual Life	Number Exercisable
$0.16 - $1.00	294,719	5.2	292,808
$1.01 - $4.00	64,504	6.2	54,541
$4.01 - $7.00	1,774,326	9.7	101,239
$7.01 - $9.00	162,588	7.4	105,757
$9.01 - $16.00	334,311	7.9	334,311
$16.01 - $20.00	96,873	7.6	96,873
$20.01 - $25.00	9,750	8.2	9,750
$25.01 - $26.55	511,250	8.1	511,250
	3,248,321		1,506,529
Total vested and expected to vest	2,741,019	8.5	
Total Intrinsic Value	$2.3 million		$1.8 million

The intrinsic value of options exercised during the twelve months ended December 31, 2006 is approximately $4.1 million. The fair value of options vested during the twelve months ended December 31, 2006 is approximately $597,000. The weighted-average exercise price of options vested and expected to vest as of December 31, 2006 was $10.06 per share.

Restricted Stock Awards

Restricted stock awards granted under our 2004 Plan generally have a three-year vesting period. Most of our restricted stock awards are subject to graded vesting in which portions of the award vest at different times during the vesting period, as opposed to awards that vest at the end of the vesting period. We recognize compensation expense for restricted stock awards subject to graded vesting using the straight-line basis, reduced by estimated forfeitures. Total unrecognized stock-based compensation expense related to total nonvested restricted stock awards expected to vest was approximately $1.4 million at December 31, 2006 with a remaining weighted average period of approximately 11 months over which such expense is expected to be recognized. The fair value of shares that vested during the twelve months ended December 31, 2006 was approximately $747,000.

Restricted stock activity for the twelve months of 2006 is presented below:

	2006 Number of shares	Weighted-Average Grant Date Fair Value Per Share
Unvested at January 1, 2006	590,845	$ 6.25
Granted	51,000	4.64
Vested during period	(177,047)	(5.99)
Forfeited	(158,689)	(7.20)
Unvested at December 31, 2006	306,109	$ 2.10

During August 2005, the Company awarded 512,780 restricted stock grants under its 2004 Plan. These grants, which were issued to certain officers and employees of the Company, vest annually over a three-year period.

Performance Share Awards

Pursuant to the 2004 Plan, in the third and fourth quarters of 2006, the Company entered into Performance Share Award Agreements (the "Award Agreements") whereby it granted performance share awards (the "Awards") to certain executives of the Company. These Awards provide recipients with the opportunity to earn shares of common stock of the Company, the number of which shall be determined pursuant to, and subject to the attainment of performance goals. The performance goals are determined based on compound annual revenue and earnings growth as defined in each agreement. Under SFAS 123(R), accruals of compensation expense for an award with a performance condition is based on the probable outcome of the performance conditions. As of December 31, 2006, management has assessed that it is not probable that the Company will attain the future performance goals as set forth in the Award Agreements. The Company may record stock-based compensation expense in future periods related to these Awards if it becomes probable that the future performance goals will be achieved.

10. INCOME TAXES

The income tax (benefit) expense consists of the following:

	2004	2005	2006
Current:			
Federal	$—	$ 175,189	$ 70,443
State	—	68,874	400,318
Total Current	—	244,063	470,761
Deferred:			
Federal	—	(1,079,278)	1,079,278
State	—	(462,847)	462,847
Total Deferred	—	(1,542,125)	1,542,125
Total income tax (benefit) expense	$—	$(1,298,062)	$2,012,886

The Company recorded an income tax provision of approximately $2.0 million for the year ended December 31, 2006 primarily related to the reestablishment of a full valuation allowance recorded against deferred tax assets. The income tax expense on income from discontinued operations in 2006 includes $2,477 of federal taxes and $2,000 of state taxes.

The difference between the federal statutory tax rate and the effective tax rate is primarily related to the expected utilization of certain of the Company's net operating loss carryforwards, the impact of state taxes and the impact of foreign taxes on the portion of pre-tax income associated with the Company's U.K. subsidiary. The reconciliation of income taxes from continuing operations computed at U.S. federal statutory rates to income tax expense is as follows:

	2004	2005	2006
Tax expense at federal statutory rate (35%)	$ 2,690,925	$ 2,828,233	$ 526,114
State taxes, net of federal benefit	—	(252,864)	543,817
Losses with no benefit	—	1,010,015	1,080,436
Non-deductible expenses	—	53,165	102,623
Federal tax payments in excess of prior year estimate	—	—	49,258
Utilization of NOLs and changes in valuation allowance-federal	(2,690,925)	(4,936,611)	(289,362)
Total income tax expense (benefit)	$ —	$(1,298,062)	$2,012,886

The components of income from continuing operations before income taxes are as follows:

	2004	2005	2006
Income (loss)-U.S.	$7,133,906	$10,932,135	$ 4,590,144
Income (loss)-international	554,451	(2,851,470)	(3,086,961)
	$7,688,357	$ 8,080,665	$ 1,503,183

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the deferred tax assets and liabilities at December 31, 2006 are as follows:

	2005	2006
Deferred tax liabilities:		
Depreciation	$ (7,961,887)	$ (8,546,590)
Intangible assets	—	(624,000)
Deferred tax liability	(7,961,887)	(9,170,590)
Deferred tax assets:		
Net operating loss carryforwards	38,296,878	37,571,508
Impairments	7,296,007	7,323,114
Accrued rent	1,796,924	1,552,264
Deferred income	1,198,794	950,262
Litigation reserve	—	261,868
Other	812,232	1,219,127
Deferred tax asset	49,400,835	48,878,143
Valuation allowance	(39,896,823)	(39,707,553)
Net Deferred Tax Asset	$ 1,542,125	$ —

At December 31, 2005 a valuation allowance in the amount of $39.9 million has been recorded and reflects an approximate $1.5 million (or $0.06 per diluted share) reversal of a portion of the valuation allowance recorded against deferred tax assets. At December 31, 2006 a valuation allowance in the amount of $39.7 million has been recorded and reflects an approximate $1.5 million charge (or $0.06 per diluted share) to reestablish a full valuation allowance recorded against deferred tax assets.

When evaluating the ability for the Company to record a net deferred tax asset, SFAS No. 109 "Accounting for Income Taxes" requires the Company consider all sources of taxable income as well as all available evidence to determine whether it is more likely than not that it will be able to utilize this asset. As a result of the evaluation of all relevant and available evidence, the Company had concluded at December 31, 2005 it was more likely than not to utilize approximately $1.5 million of its net deferred tax assets. At December 31, 2006 a full valuation allowance in the amount of $39.7 million has been reestablished and recorded against net deferred tax assets since at that date, the Company was unable to conclude that it was more likely than not that it would realize those assets. The Company will continue to refine and monitor all available evidence during future periods to evaluate the recoverability of our deferred tax assets.

Approximately $301,000 of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital rather than current income when subsequently recognized.

At December 31, 2005, a portion of the net deferred tax asset is recorded in other current assets ($81,132 related to state and $189,187 related to federal) and the remainder is recorded in other long-term assets ($381,715 related to state and $890,091 related to federal).

At December 31, 2006, the Company had net operating loss, or NOL, carryforwards of approximately $79.8 million for U.S. federal income tax purposes that expire on various dates between 2020 and 2023 if not utilized. The availability of the NOL carryforwards to offset future taxable income is subject to annual limitations imposed by Internal Revenue Code Section 382 as a result of an ownership change. To the extent an annual NOL limitation is not used, it accumulates and carries forward to future years. Management believes that an ownership change exists in a prior year and that such change will not affect the Company's ability to utilize these NOL carryforwards.

11. 401(k) PLAN

The Company contributions under the 401(k) Plan are computed at 4% of an employee's eligible compensation subject to certain limits. Contributions into the plan in 2004, 2005 and 2006 were approximately $211,000, $251,000, and $278,000, respectively. These contributions were recorded as expense for each year in the consolidated statements of operations.

12. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The litigation process is inherently uncertain, and we cannot guarantee that the outcomes of the following proceedings and lawsuits will be favorable for us or that they will not be material to our business, results of operations or financial position. However, the Company does not currently believe that these matters will have a material adverse effect on our business, results of operations or financial position.

World Access Proceeding

On March 18, 2003, World Access, Inc. f/k/a WAXS, Inc., WA Telcom Products Co., Inc., WorldxChange Communications, Inc., Facilicom International LLC and World Access Telecommunications Group, Inc. f/k/a Cherry Communications Incorporated d/b/a Resurgens Communications Group (collectively "the Debtors"), filed a lawsuit against us in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. The Debtors had previously filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. The Debtors seek recovery of certain payments they made to us as a buyer on our exchange, which total approximately $855,000. The Debtors claim that such payments were preferential transfers under the Bankruptcy Code. The Debtors also seek costs and expenses, including attorneys' fees and interest. We filed an answer to the complaint on April 18, 2003, denying the Debtors' claims for relief and asserting several affirmative defenses. On August 12, 2003, we served discovery on the attorneys for World Access and its related entities. Shortly after we served our discovery, the bankruptcy judge entered an order stating that the cases of World Access and its related entities, which had been jointly administered, could not be substantively consolidated. Since then the majority of Debtors' preference complaints in the case have been continued. In September 2004, the Debtors confirmed a Plan of Liquidation that created a trust to proceed with liquidating avoidance actions. The Trustee has been substituted as the Plaintiff in all avoidance actions. At a scheduling conference held on October 12, 2005, the Court set discovery cut-off dates that have been continued for cases where the Trustee seeks to recover in excess of $100,000, at the request of the Trustee. Plaintiff's responses to certain discovery requests were due in November. The current discovery schedule, designates May 1, 2007 as the deadline for parties to file dispositive motions, and sets May 29, 2007 as the date by which the parties must file a joint pre-trial statement.

The foregoing dates are uniform for all adversary cases (approximately 50) where the amount of the recovery sought by the Trustee exceeds $100,000 and may be further amended by the agreement of the parties. Based on the revised discovery plan and a statement from the Court at the scheduling conference, it does not appear that the Court will be ready to try any of the adversary proceedings before September 2007.

Octane Proceeding

On May 27, 2003, we received a demand letter from counsel for Octane Capital Management and its affiliate, Octane Capital Fund I, L.P. (collectively "Octane"), demanding the right to purchase up to $2.8 million of our shares of Series E preferred stock on the same terms as originally set forth in a Securities Purchase Agreement dated as of July 3, 2001. Additionally, the letter demanded the right to convert Octane's investment in shares of our Series D preferred stock into shares of Series D-1 preferred stock pursuant to the terms of such purchase agreement.

The Octane demand letter also alleged violations of Octane's rights under a Second Amended and Restated Investors' Rights Agreement dated as of March 7, 2000 (the "Investors' Rights Agreement"), including, among other allegations, the allegation that Octane did not receive proper advance notice of the complete terms of our Series E preferred stock offering. Arbinet denies all of the allegations. On May 28, 2003, we sent notice to all stockholders, including Octane, indicating our plan to defend against these claims.

On September 1, 2004, after no contact with us for over a year, Octane contacted our representatives to renew its demand against us. We responded to Octane's demand, denying all allegations of wrongdoing.

On December 10, 2004, we received a complaint filed that day by Octane and Amerindo Technology Growth Fund II Inc. ("ATGF"), another investor of the Company, in the United States District Court for the Southern District of New York, entitled Octane Capital Fund, L.L.P. et al. v. Arbinet-thexchange, Inc., Civil Action No. 04-CV-9759 (KMW). Octane and ATGF filed an amended complaint with the court on December 13, 2004, amending and replacing the December 10, 2004 complaint. The amended complaint alleged, among other things, that we breached terms of the Investors' Rights Agreement by failing to give Octane and ATGF proper advance notice of the complete terms of our Series E preferred stock offering. The amended complaint sought money damages for both Octane and ATGF for the alleged breach of contract. On February 11, 2005, we filed our answer to the amended complaint, denying all liability, and filed counterclaims against Octane and ATGF for, among other claims, breach of the Investors' Rights Agreement in connection with their conduct seeking additional shares of stock and other relief.

It is our position that Octane waived the right to participate in the Series E preferred stock offering and to receive notice from us relating to such offering, and that, in addition, sufficient notice was provided to Octane and ATGF. Prior to the Series E preferred stock offering, we received notice from a representative of Octane indicating that Octane was planning not to exercise its rights to participate in the Series E preferred stock offering due to its capital constraints. In such notice, Octane did not reference that any potential terms would impact its decision not to participate in the Series E preferred stock offering. We believe, however, that sufficient notice of the terms of the Series E preferred stock offering was given to Octane and ATGF. In that regard, on June 15, 2001, we sent Octane and ATGF, along with other potential investors, notice of the general terms of the Series E preferred stock offering. Consistent with its earlier notice informing us that it did not intend to participate in the Series E preferred stock offering, Octane did not respond to this notice and contends that there was no waiver. ATGF did not indicate an interest in participating in the Series E preferred stock offering under the terms of the June 15, 2001 notice. The June 15, 2001 notice included a statement that we might change the pre-investment capitalization in order to incent previous investors to purchase Series E preferred stock. However, Octane and

ATGF alleged that the notice was insufficient because it failed to disclose different and more favorable terms ultimately included in the Securities Purchase Agreement dated July 3, 2001.

On May 9, 2005, the plaintiffs filed an unopposed motion to dismiss this case in federal court without prejudice for lack of subject matter jurisdiction. The court granted the plaintiffs' motion on the same day. On November 4, 2005, Octane renewed the lawsuit by filing a substantially similar complaint in the Superior Court of New Jersey, Middlesex County, in an action entitled Octane Capital Fund I, L.P. v. Arbinet-thexchange, Inc., Docket No. MID-L-7990-05. Octane is the only plaintiff in the case. On October 3, 2006, we filed an answer denying all liability and asserting counterclaims against Octane for, among other reasons, breach of the Investors' Rights Agreement in connection with Octane's conduct seeking additional shares of stock and other relief. Octane filed its answer on October 27, 2006, denying all liability on our counterclaims. We intend to defend vigorously against the claims.

Mashinsky Series E Proceeding

On May 13, 2005, we received a letter from counsel representing Alex Mashinsky, our founder, former officer and a current director, together with a draft complaint and a draft press release, threatening to commence litigation in the Southern District of New York against us, as well as against Communications Ventures III, L.P., one of our stockholders, former director Anthony L. Craig, former director Roland A. Van der Meer, and our President, Chief Executive Officer and director, J. Curt Hockemeier, if we do not agree to an "amicable settlement" with him. Mr. Mashinsky alleges breach of fiduciary duty, self-dealing, fraud, and breach of contract in connection with our Series E preferred stock offering consummated in 2001, asserting over $90 million in damages. According to his correspondence he "is prepared to discuss settlement of this matter at an amount representing a significant discount." By letter dated May 31, 2005, the Company and other potential defendants responded to Mr. Mashinsky's letter, denying any liability and describing potential counterclaims that would be asserted against Mr. Mashinsky should he pursue his claims. In a May 4, 2006 filing made with the SEC in connection with his solicitation of proxies for election to our Board at the Company's Annual Meeting of Stockholders in June of 2006, Mr. Mashinsky stated: "Mr. Mashinsky currently has potential legal claims against the Company, as well as against Communications Ventures III, L.P., one of the Company's Stockholders, former director Anthony L. Craig, former director Roland A. Van der Meer, and the Company's President, Chief Executive Officer and director J. Curt Hockemeier alleging breach of fiduciary duty, self-dealing, fraud, and breach of contract, and asserting over $90 million in damages, in connection with the Company's Series E preferred stock financing consummated in 2001." Mr. Mashinsky committed in this filing made with the SEC that, if elected as a director at the Annual Meeting, he would release his claims against us in exchange for a release from us of our potential claims against Mr. Mashinsky. Neither Mr. Mashinsky nor the Company has pursued its respective claims. In a loan settlement agreement dated July 9, 2004, Mr. Mashinsky acknowledged and agreed that, in June 2001, he had consented to the Series E preferred stock offering. We believe these claims are without merit, and if Mr. Mashinsky commences litigation against us, we intend to vigorously defend against his claims.

Securities Class Action Proceedings

During the period August 11, 2005 through September 26, 2005, we were named as a defendant in four purported securities class action lawsuits that were filed in the state and federal courts in New Jersey against us and certain of our officers, current and former directors and the underwriters for our initial public offering: Jonathan Crowell v. Arbinet-thexchange, Inc., et al., MID-L-5874-05 (N.J. Sup. Ct.); Harish Grover v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04404 (D. N.J.); Sandra Schwartz v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04444 (D. N.J.); and James Bendrick v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-04664 (D. N.J.). On September 27, 2005 defendants removed the Crowell action to United States District Court for the District of New Jersey, where it has been docketed as Jonathan Crowell v. Arbinet-thexchange, Inc., et al., C.A. No. 05-CV-4697.

These lawsuits allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement, as well as statements made by the Company following the initial public offering. The complaints seek, among other things, unspecified damages and costs associated with the litigation.

On December 6, 2005, Sandra Schwartz was appointed Lead Plaintiff in the class action securities litigation. The separate securities class action lawsuits that were filed in the federal courts in New Jersey were consolidated into the action entitled In re Arbinet-thexchange, Inc. Securities Litigation, C.A. No. 05-CV-04444-JLL_RJH (D. N.J.)

On February 17, 2006, the Consolidated and Amended Complaint ("Amended Complaint") was filed with the court. The Amended Complaint continues to allege violations of the registration and anti-fraud provisions of the federal securities laws due to alleged statements in and omissions from Arbinet's initial public offering registration statement. The Amended Complaint seeks, among other things, unspecified damages and costs associated with the litigation. On April 28, 2006, we filed a motion to dismiss the Amended Complaint, based on the argument that there are no false or misleading statements and no material omissions in the initial public offering registration statement. On June 30, 2006, the Lead Plaintiff filed her opposition to our motion to dismiss. On September 13, 2006, we filed our reply brief in support of the motion to dismiss. On December 22, 2006, the Court granted our motion to dismiss the Amended Complaint in its entirety as against us and all other defendants, and gave the Lead Plaintiff thirty days in which to file an amended complaint, if any. On January 22, 2007, the parties filed a Stipulation of Dismissal with Prejudice dismissing the case and all consolidated actions.

World-Link Proceeding

On December 15, 2005, Arbinet filed a patent infringement lawsuit against World-Link Telecom, Inc. in the U. S. District Court in the Eastern District of New York. Arbinet asserts that World-Link has infringed three of its U.S. patents relating to the trading of telecommunications capacity, namely, U.S. Patent Nos. 6,226,365; 6,442,258; and 6,542,588. By its Complaint, Arbinet seeks damages and injunctive relief.

World-Link filed its Answer and Counterclaims to the Complaint on January 23, 2006. By its Answer, World-Link denied Arbinet's infringement allegations and asserted that the claims of the patents in suit are invalid. World-Link also asserted a counterclaim for declaratory judgment that it did not infringe the patents in suit and that the patents in suit were invalid, and counterclaims for tortious interference with contractual relations and monopolization or attempted monopolization under Section 2 of the Sherman Act.

On February 8, 2006, the parties attended an initial conference with the Magistrate Judge assigned to the case for the purposes of setting a schedule for the case. No case schedule has been issued yet. Discovery has begun in the case. The parties negotiated and the court entered a Protective Order to govern the treatment of the confidential and proprietary information of the parties during the case. On March 30, 2006, we served a set of discovery requests on counsel for World-Link. Shortly thereafter, World-Link served discovery requests on our counsel. World-Link responded to our discovery requests and produced documents to us on June 1, 2006. We responded to World-Link's discovery requests on June 8, 2006 and produced documents to World-Link subsequently. On September 22, 2006, the Court issued an order referring the case to mediation. The parties exchanged settlement proposals during mediation and the mediation ended without an agreement. The case is now in discovery phase.

CHVP Proceeding

On April 6, 2006, CHVP Founders Fund I, L.P. ("CHVP") filed a lawsuit against us in the Supreme Court of the State of New York, County of New York. CHVP seeks damages of over $1.87 million related to the transfer, by our founder and current director, Alex Mashinsky, of three million shares of our common stock to CHVP. CHVP had previously been sued by Mr. Mashinsky regarding the same transfer of shares. CHVP claims that we interfered with its ability to sell the shares during a 90-day period from December 2004 to March 2005, and alleges claims for violation of the Uniform Commercial Code, conversion, and breach of contract. On May 22, 2006, we filed our Answer and Counterclaim denying liability, and asserting counterclaims against CHVP for a declaratory judgment that the transfer of Mr. Mashinsky's shares to CHVP is void or voidable, that Arbinet did not improperly interfere with CHVP's sale of Arbinet stock during the lock up period, and that Mr. Mashinsky's shares were subject to a particular market stand-off restriction pursuant to operative agreements. In addition, we filed a Third Party Complaint against Mr. Mashinsky requesting the same declaratory judgment described above, and asserted claims for breach of contract, breach of implied covenant of good faith and fair dealing, negligence, indemnification, and common law contribution in connection with Mr. Mashinsky's transfer of Arbinet shares to CHVP. On June 12, 2006, CHVP filed its reply to our counterclaims, denying all liability, and on August 1, 2006, CHVP filed a motion for summary judgment on its claims. We opposed the summary judgment motion and the Court held a hearing on the motion on November 9, 2006. On January 8, 2007 the Court granted summary judgment in favor of CHVP on liability, bifurcating the damages claim to proceed to trial. On January 30, 2007 we filed a notice of appeal of that decision to the Appellate Division, First Department for the State of New York. We moved to stay the damages and other proceedings pending our appeal, which motion to stay was denied by the First Department on March 1, 2007. See Note 15 "Subsequent Event."

Mashinsky/Marmon Disclosure Proceeding

On April 11, 2006, we learned that our founder and current director Alex Mashinsky and Robert Marmon had obtained and disclosed our confidential strategic planning information to third parties in connection with the proxy contest they commenced seeking to elect themselves to our Board of Directors at our 2006 Annual Meeting of Stockholders. On April 13, 2006, we sent a cease and desist letter to Messrs. Mashinsky and Marmon demanding that they stop misappropriating our confidential information, return all copies to us, provide us with a list of all parties to whom they disclosed our confidential information, and issue corrective statements to those parties to whom they have disclosed confidential information. Messrs. Mashinsky and Marmon did not substantively respond to our letter, and did not agree to stop misappropriating and using our confidential information. On April 26, 2006, we filed a lawsuit and a motion for a preliminary injunction against them in the United States District Court for the District of New Jersey. Among other things, we allege that Messrs. Mashinsky and Marmon have disclosed our highly confidential information and breached contractual and fiduciary duties to the Company by misappropriating our confidential and proprietary information to use it for their own purposes, and we seek injunctive relief to protect our confidential information. On May 17, 2006, Messrs. Marmon and Mashinsky filed an opposition to our motions for preliminary injunction and expedited scheduling, and returned to us one copy of the Arbinet document they had in their possession. On May 19, 2006, we filed a reply to the opposition of Messrs. Marmon and Mashinsky, and moved that the confidential document returned to us be filed under seal with the court for its review. Messrs. Marmon and Mashinsky opposed our motion to file the confidential document under seal on May 26, 2006, and we filed our reply the following day. The court granted our motion to file the document under seal on September 28, 2006. We subsequently entered into a settlement agreement with Messrs. Marmon and Mashinsky and on February 7, 2007, the parties filed a stipulation dismissing the case without prejudice.

Operating Leases

The Company leases office facilities and certain equipment under operating leases expiring through 2015. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced.

In addition, certain lease agreements contain renewal options and rent escalation clauses. We do not consider any individual lease material to our operations. Aggregate future minimum rental payments are:

Year ending December 31:	
2007	$ 3,290,000
2008	2,864,000
2009	2,725,000
2010	1,954,000
2011	1,284,000
Thereafter	4,086,000
	$16,203,000

Rent expense for the years ended December 31, 2004, 2005 and 2006, was approximately $3,026,000, $2,974,000 and $2,938,000, respectively. In 2002, the Company received $2 million from the landlord of its London leasehold. The landlord paid this amount for the right to terminate the lease at an earlier date than stated in the lease. The Company has recognized approximately $461,000, $0 and $0 of this amount for the years ended December 31, 2004, 2005 and 2006 as a reduction of rent expense. Approximately $2.2 million and $2.3 million of security deposits as of December 31, 2005 and 2006, respectively, represent collateral for the landlords under various leases. The Company has approximately $3.6 million and $3.0 million recorded as accrued rent in other long-term liabilities as of December 31, 2005 and 2006, respectively. These amounts principally represent the difference between straight-line rent expense recorded and the rent payments as of December 31, 2006.

Capital Leases

The Company leases certain equipment under capital leases, which expire at various dates through 2008. Borrowings under capital leases bear interest at 10.83% per annum. Amounts charged to interest expense related to capital leases were approximately $300,000, $100,000 and $6,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The minimum future lease obligations as of December 31, 2006, under these non-cancelable capital leases are approximately as follows:

Year ending December 31:	
2007	$ 20,791
2008	6,930
	27,721
Less amounts representing interest	(2,016)
Present value of minimum lease payments	25,705
Less current portion	(18,928)
Long-term obligations under capital leases	$ 6,777

Purchase Obligations

The Company has an agreement with one of its equipment vendors, which obligates the Company to purchase certain equipment and services for approximately $2,616,000 in 2007, $150,000 in 2008, $125,000 in 2009, and $75,000 in 2010. The Company has made purchases from this vendor of approximately $4 million, $2 million and $1.5 million in 2004, 2005 and 2006, respectively.

The balance of goodwill was $1,901,178 and $2,182,680 at December 31, 2005 and 2006, respectively. The change in the carrying amount is primarily related to the difference in the exchange rate in effect at December 31, 2005 and 2006. The goodwill balances are recorded using the local currency (British Pounds Sterling) as the functional currency and are translated into US dollars at the exchange rate in effect at year-end.

The following table summarizes the intangibles subject to amortization at the dates indicated:

	December 31, 2005			December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patent	$1,100,000	$ 54,000	$1,046,000	$1,880,000	$175,000	$1,705,000
Non-compete agreement	89,677	37,365	52,312	102,051	76,538	25,513
Acquired technology	116,579	72,862	43,717	132,666	132,666	—
Software	—	—	—	500,000	8,333	491,667
Existing customer relationships	1,524,587	190,563	1,334,024	2,534,963	399,870	2,135,093
Total intangibles	$2,830,843	$354,790	$2,476,053	$5,149,680	$792,407	$4,357,273

Amortization expense for intangibles totaled approximately $309,000 and $380,000 for the years ended December 31, 2005 and 2006, respectively. Aggregate amortization expense for intangible assets is estimated to be:

Year Ending December 31, 2007	$ 677,000
Year Ending December 31, 2008	652,000
Year Ending December 31, 2009	652,000
Year Ending December 31, 2010	652,000
Year Ending December 31, 2011	630,000
Subsequent years	1,094,000

14. QUARTERLY INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2006:					
Total revenues	$129,341,437	$127,252,828	$137,841,633	$148,542,913	$542,978,811
Cost of trading revenues	117,574,338	115,769,061	126,110,336	135,705,262	495,158,997
Income (loss) from operations	684,508	(1,603,720)	(80,759)	(830,606)	(1,830,577)
Net income (loss)	1,233,545	(587,552)	658,496	(1,692,804)	(388,315)
Earnings (loss) per share:					
Basic	$ 0.05	$ (0.02)	$ 0.03	$ (0.07)	$ (0.02)
Diluted	$ 0.05	$ (0.02)	$ 0.03	$ (0.07)	$ (0.02)
Year ended December 31, 2005:					
Total revenues	$136,742,746	$132,515,384	$134,941,268	$126,255,678	$530,455,076
Cost of trading revenues	124,232,807	120,729,033	121,902,926	114,335,393	481,200,159
Income from operations	725,926	2,707,909	2,502,708	1,953,891	7,890,434
Net income	244,842	2,315,548	2,368,042	4,746,183	9,674,615
Earnings per share:					
Basic	$ 0.01	$ 0.09	$ 0.10	$ 0.19	$ 0.39
Diluted	$ 0.01	$ 0.09	$ 0.09	$ 0.18	$ 0.38

Net loss for the fourth quarter 2006 includes a charge to earnings of $600,000 representing management's estimate of the cost to settle a litigation matter and an income tax provision of $1.5 million primarily related to the reestablishment of a full valuation allowance against deferred tax assets. Net loss for the second quarter 2006 includes a gain of $120,000 related to a discontinued operation from 1999.

Net income for the fourth quarter 2005 includes a gain of approximately $1.2 million related to a renegotiation of leased property, which was exited in 2001, an income tax benefit of $2.1 million primarily related to the reversal of a valuation allowance against deferred tax assets and a gain of $300,000 related to a discontinued operation from 1999. Net income for the first quarter 2005 includes the recognition of compensation expense related to a misinterpretation of expiration terms of certain stock option agreements of approximately $1.0 million. Net income for the second quarter 2005 includes a $1.5 million insurance reimbursement.

15. SUBSEQUENT EVENT

Subsequent to the court's March 1, 2007 ruling in the CHVP *proceeding*, as described in Note 12 denying the stay of damages and other proceedings pending appeal, we began settlement discussions with CHVP. As a result of these actions, we have recognized a charge to earnings of $600,000 in the fourth quarter representing management's estimate of the cost to settle this matter.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-K of Arbinet-thexchange, Inc. (the "Company") for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John B. Wynne, Jr., Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 15, 2007

/s/ John B. Wynne, Jr.

John B. Wynne, Jr.
Chief Financial Officer,
(Principal Financial and Accounting Officer)

---

* A signed original of this written statement required by Section 906 has been provided to Arbinet-thexchange, Inc. and will be retained by Arbinet-thexchange, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.


arbinet


SEC MAIL PROCESSING
RECEIVED
152
WASH, D.C.

July 23, 2007

Dear Arbinet Stockholder:

It is my pleasure to invite you to the 2007 Annual Meeting of Stockholders of Arbinet-thexchange, Inc. We will hold the meeting on Tuesday, August 21, 2007 at 10:00 a.m., local time, at the Heldrich Hotel, 10 Livingston Avenue, New Brunswick, New Jersey 08901.

The items to be considered and voted on at the Annual Meeting are described in the Notice of Annual Meeting and are more fully addressed in our proxy materials accompanying this letter. We encourage you to read all of these materials carefully and then to vote the enclosed proxy card.

Whether or not you expect to attend the meeting, please vote your shares by completing, signing, dating, and returning the proxy card in the enclosed postage-prepaid envelope or vote in person at the Annual Meeting.

On behalf of your Board of Directors, thank you for your continued support and interest in Arbinet. I look forward to seeing you at the meeting on August 21, 2007.

Very truly yours,



Roger H. Moore
Interim Chief Executive Officer and President

Your vote is very important regardless of the number of shares you own. Please complete, sign, date and return the enclosed proxy card at your earliest convenience. No postage is required if mailed in the United States.

Stockholders with questions or requiring assistance voting their shares may call MacKenzie Partners, Inc., which is assisting us, toll-free at (800) 322-2885.

This Proxy Statement is dated July 23, 2007, and was first mailed to stockholders of Arbinet on or about July 23, 2007.



ARBINET-THEXCHANGE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held on August 21, 2007

TO THE STOCKHOLDERS OF ARBINET-THEXCHANGE, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of ARBINET-THEXCHANGE, INC. (the "Company") will be held at the Heldrich Hotel, 10 Livingston Avenue, New Brunswick, New Jersey 08901, on Tuesday, August 21, 2007 at 10:00 a.m. local time. At the meeting, the holders of the Company's outstanding common stock will act upon the following matters:

1. To elect three Class III directors to serve until the 2010 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified; and

2. To consider and act upon any other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

All stockholders of record as of the close of business on July 19, 2007 are entitled to notice of the Annual Meeting and to vote at the Annual Meeting and any postponements or adjournments thereof. A form of proxy and a Proxy Statement containing more detailed information with respect to the matters to be considered at the Annual Meeting accompany and form a part of this notice.

You are requested to complete, sign, date, and return the enclosed proxy card, which is being solicited by the Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope. This will not prevent you from voting your shares in person if you subsequently choose to attend the Annual Meeting.

The Arbinet board unanimously recommends that stockholders vote "FOR" the election of the Class III directors on the proxy card.

By Order of the Board of Directors,

W. TERRELL WINGFIELD, JR.
Secretary

New Brunswick, New Jersey
July 23, 2007

YOUR VOTE IS VERY IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A STOCKHOLDER DECIDES TO ATTEND THE ANNUAL MEETING, HE OR SHE MAY, IF SO DESIRED, REVOKE THE PROXY AND VOTE THE SHARES IN PERSON.

OUR 2006 ANNUAL REPORT ACCOMPANIES THE PROXY STATEMENT.

YOUR VOTE IS IMPORTANT:

If you hold your shares in registered name,
please vote **FOR Proposal 1** by signing, dating and returning
the enclosed proxy card today in the postage-paid envelope provided.

If you hold your shares through a bank, broker or other custodian, only such custodian
can vote your shares on your behalf. Please contact your custodian promptly
and instruct them to vote your shares **FOR Proposal 1** on the proxy card.

If you have any questions or need any assistance in voting
your shares, please call our proxy solicitor

MACKENZIE PARTNERS, INC.
Call toll-free at (800) 322-2885

TABLE OF CONTENTS



ARBINET-THEXCHANGE, INC.
120 ALBANY STREET; TOWER II; SUITE 450
NEW BRUNSWICK, NEW JERSEY 08901

PROXY STATEMENT

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Arbinet-thexchange, Inc. (the "Company" or "Arbinet"), for use at the 2007 Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Heldrich Hotel, 10 Livingston Avenue, New Brunswick, New Jersey 08901, on Tuesday, August 21, 2007 at 10:00 a.m. local time, and any postponements or adjournments thereof. This Proxy Statement and the accompanying proxy card are being distributed on or about July 23, 2007.

At the Annual Meeting, stockholders will be asked to consider and to vote to elect three Class III directors. The Board of Directors of the Company (the "Board") has nominated Shawn F. O'Donnell, Michael J. Ruane, and Jill Thoerle as its candidates for election to our Board.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NAMED NOMINEES ON THE PROXY CARD.

Execution and return of the enclosed proxy card are being solicited by and on behalf of our Board for the purposes set forth in the foregoing notice of meeting. The costs incidental to the solicitation and obtaining of proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals, will be borne by the Company. Proxies may be solicited, without extra compensation, by directors, officers, and employees of the Company, both in person and by mail, telephone, telefax, and other methods of communication. In addition, the Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a customary fee plus customary expenses.

The Annual Report to Stockholders for the fiscal year ended December 31, 2006, including consolidated financial statements and other information with respect to the Company and its subsidiaries, is being mailed to stockholders with this Proxy Statement. The Annual Report is not part of this Proxy Statement.

Voting Securities of the Company

Only stockholders of record at the close of business on July 19, 2007 are entitled to notice of the Annual Meeting and to vote at the Annual Meeting. As of that date, the Company had 25,559,389 shares of common stock outstanding. The holders of a majority of such shares, represented in person or by proxy, shall constitute a quorum at the Annual Meeting. A quorum is necessary before business may be transacted at the Annual Meeting except that, even if a quorum is not present, the stockholders present, in person or by proxy, shall have the power to adjourn the Annual Meeting from time to time until a quorum is present. Each stockholder entitled to vote shall have the right to one vote for each share of common stock outstanding in such stockholder's name.

Whether or not you are able to attend the Annual Meeting, the Company urges you to submit the proxy, which is being solicited by our Board, and which, when properly executed, will be voted as you direct. The proxy card provides spaces for a stockholder to vote for our Board's nominees or to withhold authority to vote for either or all of such nominees, for election as directors. Directors are to be elected by a plurality of the votes cast at the Annual Meeting. With respect to any other matter that may properly be brought before the Annual Meeting, the affirmative vote of a majority of the votes cast by stockholders entitled to vote thereon is required to take action, unless a greater percentage is required either by law or by the Company's certificate of incorporation or bylaws. In determining the number of votes cast with respect to any voting matter, only those cast "FOR" or "AGAINST" are included. Abstentions and "broker non-votes" will be considered present and entitled to vote at the Annual Meeting but will not be counted as votes cast. Accordingly, abstentions and "broker non-votes" will have no effect on the vote. "Broker non-votes" are shares held by brokers or nominees as to which (1) voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares, and (2) the broker or nominee does not have discretionary voting power.

If a signed proxy card is returned and the stockholder has given no direction regarding a voting matter, the shares will be voted "FOR" the election of the three nominees for Class III directors named in this Proxy Statement. Execution and return of the enclosed proxy card will not affect a stockholder's right to attend the Annual Meeting and vote in person.

A stockholder of record may revoke a proxy at any time before it has been exercised by: (1) filing a written revocation with the Secretary of the Company; (2) filing a duly executed proxy bearing a later date; or (3) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, in and of itself, constitute a revocation of a proxy.

Stockholders who have questions or requests for assistance in completing and submitting proxy cards should contact MacKenzie Partners, Inc., our proxy solicitor, toll-free at (800) 322-2885.

Stockholders who hold their shares of Arbinet common stock in "street name," meaning in the name of a bank, broker or other nominee who is the record holder, must either direct the record holder of their shares of our common stock how to vote their shares or obtain a proxy from the record holder to vote their shares at the Annual Meeting.

ELECTION OF A CLASS OF DIRECTORS

Our certificate of incorporation provides for a Board consisting of three classes, with each class serving for a staggered three-year term. Our Board currently consists of nine directors. Our Class I directors currently are Robert C. Atkinson, Roger H. Moore, and John B. Penney, Jr. Our Class II directors currently are Michael J. Donahue, Alex Mashinsky, and Stanley Kreitman. Our Class III directors currently are Shawn F. O'Donnell, Michael J. Ruane, and Jill Thoerle.

At the recommendation of the Nominating and Corporate Governance Committee, our Board has nominated Messrs. O'Donnell and Ruane and Ms. Thoerle, who are current Class III directors, for election at the Annual Meeting to serve until the 2010 Annual Meeting of Stockholders and until their successors are duly elected and qualified. Each of Messrs. O'Donnell and Ruane and Ms. Thoerle, has agreed to stand for election at the Annual Meeting as Class III directors. The terms of office of the Class I and Class II directors will expire at the Annual Meetings of Stockholders to be held in 2008 and 2009, respectively, upon the election and qualification of their successors.

Each of Mr. O'Donnell and Ms. Thoerle were nominated for election to the Board as a Class III director pursuant to the Standstill Agreements described in the section of this Proxy Statement entitled "Settlement and Standstill Agreements," upon the recommendation of our Nominating and Corporate Governance Committee of the Board and by a vote of the Board. Mr. Kreitman was appointed to the Board as a Class II director pursuant to the Standstill Agreements described in the section of this Proxy Statement entitled "Settlement and Standstill Agreements," upon the recommendation of our Nominating and Corporate Governance Committee of the Board and by a vote of the Board. Each of Mr. O'Donnell, Ms. Thoerle, and Mr. Kreitman were originally identified as a candidate for the Board by Karen Singer, trustee of the Singer Children's Management Trust, one of our stockholders, pursuant to nomination papers dated March 17, 2007 submitted by the Singer Children's Management Trust to the Company. For more information on the Standstill Agreements, please see the section of this Proxy Statement entitled "Settlement and Standstill Agreements," beginning on page 6.

The persons named as proxies in the enclosed proxy card intend (unless instructed otherwise by a stockholder) to vote for the election of Messrs. O'Donnell and Ruane and Ms. Thoerle as Class III directors. In the event that a nominee should become unable to accept nomination or election (a circumstance that our Board does not expect), the proxies intend to vote for any alternate nominee designated by our Board or, in the discretion of our Board, the position may be left vacant.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH CLASS III NOMINEE ON THE PROXY CARD.

Vote Required for the Election of Directors

With regard to the election of directors, votes may be cast "FOR" or "WITHHELD". The affirmative vote by the holders of a plurality of the shares of common stock present and voting at the Annual Meeting is required to elect each of the nominees for director. Each share of common stock that is represented, in person or by proxy, at the Annual Meeting will be accorded one vote on each nominee for director. Thus, assuming a quorum is present at the Annual Meeting, the three nominees who receive the most affirmative votes will be elected as Class III directors. For purposes of this vote, abstentions and "broker non-votes" will, in effect, not be counted. **Our Board unanimously recommends that stockholders vote "FOR" the election of each of the nominees on the proxy card.**

Directors and Nominees

Set forth below is certain information with respect to the directors of the Company. The class and term of office of each such person is also set forth below. This information has been provided by each director at the request of the Company. None of the directors is related to each other or any executive officer of the Company.

Name	Age	Position
Roger H. Moore	65	Interim Chief Executive Officer, President, and Class I Director
Robert C. Atkinson[1]	56	Chairman and Class I Director
Michael J. Donahue[1][2]	48	Class II
Stanley Kreitman[2]	74	Class II Director
Alex Mashinsky	41	Class II Director
Shawn F. O'Donnell[1]	42	Class III Director
John B. Penney, Jr.[3]	42	Class I Director
Michael J. Ruane[2][3]	53	Class III Director
Jill Thoerle[3]	55	Class III Director

(1) Member of the Compensation Committee.
(2) Member of the Nominating and Corporate Governance Committee.
(3) Member of the Audit Committee

Class I—Directors with Term Continuing until 2008

Robert C. Atkinson has served as a director since June 2005 and our Chairman since June 2007. Since June 2000, Mr. Atkinson has served as Director of Policy Research with the Columbia Institute for Tele-Information at Columbia University, where he conducts academic research related to telecommunication regulation and public policy. Prior to that, from January 1999 until June 2000, Mr. Atkinson was a Deputy Chief at the Federal Communications Commission in the Common Carrier Bureau. From 1985 to 1999, Mr. Atkinson was Senior Vice President for Legal, Regulatory and External Affairs for Teleport Communications Group, and, after Teleport Communications was acquired by AT&T in mid-1998, he became Vice President of AT&T and Chief Regulatory Officer of AT&T Local Services. Mr. Atkinson received his B.A. degree from the University of Virginia and his J.D. degree from the Georgetown University Law Center.

Roger H. Moore has served as a director since August 2005 and as our Interim Chief Executive Officer and President since June 2007. In December 2001, Mr. Moore retired as the Chief Executive Officer of Illuminet Holdings, Inc., a leading provider of intelligent network and signaling services. Mr. Moore served as President and Chief Executive Officer of Illuminet Holdings from 1995 to 2001, when it was acquired by VeriSign, Inc., a leading provider of intelligent infrastructure services for the Internet and telecommunications networks. From 1985 to 1995, Mr. Moore served in a variety of senior management positions at Nortel Networks, including President of Nortel Japan. Mr. Moore also served as President of AT&T Canada from 1982 to 1985. Mr. Moore holds a B.S. degree in General Science from Virginia Polytechnic Institute and State University. Mr. Moore is currently a director of VeriSign, Inc., Western Digital Corporation, and Consolidated Communications, Inc.

John B. Penney, Jr. has served as a director since November 2006. Since April 2007 Mr. Penney has served as Senior Vice President–Advertising Supported Broadband Channels for HBO, Inc., the nation's most widely distributed premium pay television network, and a subsidiary of Time Warner Inc. Prior to that, from July 2005 to April 2007, Mr. Penney served as Senior Vice President–Business Development for HBO, Inc. From November 2004 to July 2005, he served as Executive Director, Business Development for SBC, Inc. (now AT&T). From January 2004 to July 2005, he served as Vice President–Business Development for HBO, Inc. From November 2001 to December 2003 he served as Executive Vice President, Licensing & Business Development for ACTV, Inc. (now a division of OpenTV) and from November 2001 to December 2003 he served as President of Media Online Services, Inc., a subsidiary of ACTV, Inc. Mr. Penney received a B.A. degree from Wesleyan University and a Masters in Public Policy & Administration from Columbia University.

Class II—Directors with Term Continuing until 2009

Michael J. Donahue has served as a director since January 2006. Since March 2005, Mr. Donahue has served as a self-employed consultant. From 2000 to February 2005, Mr. Donahue served as Group Executive Vice President and Chief Operating Officer of BearingPoint, Inc., a publicly-held management consulting and systems integration firm. Prior to 2000, Mr. Donahue served as Managing Partner, Solutions, for the consulting business of KPMG LLP, and as a member of the boards of directors of KPMG LLP and KPMG Consulting KK Japan. Mr. Donahue is currently a director of Air Products and Chemicals, Inc. and GSI Commerce, Inc. and currently serves as a member of the board of advisors of Villanova University Business School. Mr. Donahue holds a B.A. degree from the University of Pennsylvania.

Stanley Kreitman has served as a director since July 2007. Since 1993, Mr. Kreitman has served as Chairman of Manhattan Associates, an investment banking company. In addition, since 2001, he has served as Senior Advisor of the Advisory Board to Signature Bank. From 1975 until his retirement in 1994, Mr. Kreitman was President of United States Banknote Corporation, a securities printing company. Mr. Kreitman serves as a member of the board of directors of Capital Lease Funding, CCA Industries, Geneva Mortgage Corp., KSW, Inc., and Medallion Financial Corp. He also serves as Chairman of the New York Board of Corrections and as a member of the Century Bank (Sarasota, Florida) board of directors. Mr. Kreitman received a B.S. degree from New York University and an M.B.A. from New York University Graduate School of Business.

Alex Mashinsky has served as a director since June 2006. Mr. Mashinsky is currently the manager and sole member of Governing Dynamics Investments, LLC, a private investment firm, a position he has held since 2004.

From 2000 to 2004, Mr. Mashinsky founded and was the managing director of VenturiFX LLC, through which he founded several companies in which he served as the Chief Executive Officer. These companies included Qlimo, LLC in 2002, a provider of worldwide one stop ground transportation services, Qwireless, Inc. in 2001, which is building the wireless system in the New York City subway system, and Elematics, Inc. in 2000, which built software to manage optical networks. He was the founder of our Company and served as the Chief Executive Officer of Arbinet from 1996 until January 2000 and as a member of our Board until June 2004. Mr. Mashinsky has authored over 50 patents and, combining his abilities as a business strategist and technological innovator, continues to innovate in the field of web commerce and communications. Mr. Mashinsky has received numerous awards for innovation including the 2000 Albert Einstein Technology medal and the Technology Foresight Award for Innovation (presented in Geneva at Telecom 99). Mr. Mashinsky is a member of the board of directors and Vice Chairman of Migo Software, Inc., which produces software that allows users to manage, synchronize and protect their content on multiple devices.

Class III—Director Nominees with Term Continuing until 2010

Shawn F. O'Donnell has served as a director since July 2007. Since December 2006, Mr. O'Donnell has served as a Senior Director at the consulting firm CXO, which specializes in management and operational consulting. From 2005 through 2006, Mr. O'Donnell served as Chief Operating Officer for Capital and Technology Advisors, a consulting firm specializing in the telecommunications and technology sectors. Previously, Mr. O'Donnell was Executive Vice President of Network Services and Systems at PathNet Telecommunications, Inc., which he joined in 1989. Prior to that, Mr. O'Donnell held several positions at MCI Telecommunications Corporation, including Director of Transmission and Facility Standards and Engineering. Mr. O'Donnell served on the boards of directors of Terrestar Networks, Inc. and Mobile Satellite Ventures, LP from 2004 through 2006. He is currently a member of the board of directors of Shared Technologies. He received his B.S. degree in Electrical Engineering from Pennsylvania State University and his Masters degree in Electrical Engineering from Virginia Polytechnic University.

Michael J. Ruane has served as a director since March 2004. Mr. Ruane has served as Senior Vice President-Finance and Chief Financial Officer for SunGard Data Systems, Inc., a provider of integrated financial services applications and availability services, since February 2001. From May 1994 to February 2001, he served as Vice President and Chief Financial Officer for SunGard Data Systems, Inc. Prior to that, from September 1992 to April 1994, he served as Vice President-Finance and Chief Financial Officer for SunGard Trading Systems. From 1990 to September 1992, he served as Vice President and Controller for SunGard Data Systems. Mr. Ruane received a B.S. degree from LaSalle University and his M.B.A. from the University of Pittsburgh.

Jill Thoerle has served as a director since July 2007. In March 2007, Ms. Thoerle was appointed Chief Financial Officer of Mediaport Entertainment Inc., a digital media distribution company, where she has served as a member of the board of directors and advisor since March 2006. In 2001, Ms. Thoerle co-founded the REO Group, a consulting firm where she served through 2006. From 2001 through 2004, Ms. Thoerle was an Operations Professional with Cerberus Capital Management, where she provided investment and turnaround services for portfolio companies in the media, technology and communications sector. She served as the President and Chief Executive Officer of OnTera Broadband, a telecommunication services company, from 2000 through 2001. From 1996 through 2000, Ms. Thoerle was Vice President, Corporate Strategy and New Business Development at AT&T/Teleport Communications Group. Ms. Thoerle holds a Bachelors degree from City College of New York and a Masters degree from Columbia University.

SETTLEMENT AND STANDSTILL AGREEMENTS

On July 13, 2007, we entered into the following agreements:

- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Mashinsky Agreement") by and between Arbinet and Alex Mashinsky and Governing Dynamics Investments, LLC ("Governing Dynamics" and, together with Mr. Mashinsky, the "Mashinsky Stockholders");
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Marmon Agreement") by and between Arbinet and Robert A. Marmon;
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Singer Agreement") by and between Arbinet and the Singer Children's Management Trust (the "Singer Trust"), Karen Singer, and Gary Singer (collectively, the "Singer Stockholders");
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Cadence Agreement") by and between Arbinet and Cadence Master Ltd. ("Cadence");
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Archer Capital Agreement") by and between Arbinet and Archer Capital Master Fund, L.P. ("Archer Capital");
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Lampe Conway Agreement") by and between Arbinet and LC Capital Master Fund, Ltd. ("LC Master"), LC Capital / Capital Z SPV, LP ("LC Capital"), Lampe, Conway & Co. LLC ("Lampe Conway"), Steven G. Lampe, and Richard F. Conway (collectively with LC Master, LC Capital, Lampe Conway, and Mr. Lampe, the "Lampe Conway Stockholders");
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Bay Harbour Agreement") by and between Arbinet and Bay Harbour Management, LC ("Bay Harbour") and Trophy Hunter Investments, Ltd. ("Trophy Hunter" and, together with Bay Harbour, the "Bay Harbour Stockholders");
- Settlement and Standstill Agreement dated as of July 13, 2007 (the "Simplex Agreement") by and between Arbinet and Simplex Trading Company ("Simplex"); and
- Voting Support and Standstill Agreement dated as of July 13, 2007 (the "Greywolf Agreement") by and between Arbinet and Greywolf Capital Partners II LP ("Greywolf Partners"), Greywolf Capital Overseas Fund ("Greywolf Fund"), Greywolf Advisors LLC ("Greywolf Advisors"), Greywolf Capital Management LP ("Greywolf Management"), Greywolf GP LLC ("Greywolf GP"), and Jonathan Savitz (collectively with Greywolf Partners, Greywolf Fund, Greywolf Advisors, Greywolf Management and Greywolf GP, the "Greywolf Stockholders").

In this Proxy Statement we sometimes refer to the Mashinsky Stockholders, Mr. Marmon, the Singer Stockholders, Cadence, Archer Capital, the Lampe Conway Stockholders, the Bay Harbour Stockholders, Simplex, and the Greywolf Stockholders as the "Standstill Stockholders." Also in this Proxy Statement we sometimes refer to all of the foregoing agreements as the "Standstill Agreements."

On March 26, 2007, Mr. Marmon filed a preliminary Proxy Statement with the Securities and Exchange Commission, as amended on April 3, 2007, April 5, 2007, May 16, 2007, May 29, 2007, and May 31, 2007, for the purpose of proposing and soliciting proxies in support of a slate of three nominees, Mr. Marmon, William L. Schrader, and James F. Lavin, to stand for election to our Board at the Annual Meeting, in opposition to the Company's nominees to our Board.

On March 17, 2007, we received a stockholder notice from Karen Singer, as trustee of the Singer Trust, in which Ms. Singer nominated, on behalf of the Singer Trust, and indicated that the Singer Trust is seeking to elect, each of Shawn F. O'Donnell, Jill Thoerle, and Stanley Kreitman to our Board.

Pursuant to the terms of the Standstill Agreements, on July 13, 2007, we increased the size of our Board from six to nine members and appointed Mr. O'Donnell and Ms. Thoerle to the Board as Class III directors, with terms expiring at the Annual Meeting, and Mr. Kreitman to the Board as a Class II director, with a term expiring at the 2009 Annual Meeting of Stockholders. We also agreed to nominate Mr. O'Donnell, Mr. Ruane, and Ms. Thoerle (collectively, the "2007 Nominees") for election to our Board as Class III directors at the Annual Meeting and to use our reasonable best efforts to elect each of the 2007 Nominees. In addition, both the Singer Trust and Mr. Marmon agreed that it would withdraw and terminate its respective nomination papers in connection with the Annual Meeting upon the appointment of Mr. O'Donnell, Ms. Thoerle, and Mr. Kreitman to our Board.

The Standstill Stockholders also each agreed to vote all of their respective shares of our common stock beneficially owned by them and their respective affiliates and associates in favor of the 2007 Nominees at the Annual Meeting. In addition, until July 13, 2008 (the "Standstill Period"), the Mashinsky Stockholders, Mr. Marmon, and their respective affiliates and associates, have each agreed to vote for any nominees for director submitted by the Company at any stockholder meeting held during the Standstill Period where directors are to be elected. Each of the Singer Stockholders, Cadence, Archer Capital, the Lampe Conway Stockholders, the Bay Harbour Stockholders, Simplex, and the Greywolf Stockholders and their respective affiliates and associates have also agreed, during the Standstill Period, to vote in favor of any matter brought before a stockholder meeting held during the Standstill Period upon the recommendation of our Board by a two-thirds vote of the Board members voting.

All of the Standstill Agreements, except for the Marmon Agreement, also provide that our Board will appoint Mr. O'Donnell to the Compensation Committee, Ms. Thoerle to the Audit Committee, and Mr. Kreitman to the Nominating and Corporate Governance Committee. Each of Mr. O'Donnell, Ms. Thoerle, and Mr. Kreitman were appointed to the respective committees on July 13, 2007.

Under the terms of their respective agreements, we agreed to pay:

- the Singer Stockholders $25,000 as reimbursement for all of their out-of-pocket expenses incurred in connection with the Annual Meeting and the negotiation of the Singer Agreement;
- Mr. Marmon $262,403 as reimbursement for all of his out-of-pocket expenses incurred in connection with the 2006 Annual Meeting of Stockholders and the Annual Meeting; and
- Mr. Mashinsky $637,597 as reimbursement for all of his out-of-pocket expenses incurred in connection with, among other things, the 2006 Annual Meeting of Stockholders, the Annual Meeting, and certain litigation costs.

Under the terms of the Marmon Agreement and the Mashinsky Agreement, the Company, Mr. Marmon, and the Mashinsky Stockholders, as applicable, agreed to a mutual release of all claims based upon events occurring prior to the date of the Marmon Agreement and the Mashinsky Agreement, as applicable.

Also under the Mashinsky Agreement, we engaged Mr. Mashinsky as a consultant for a period of six months for the purpose of providing advice with respect to the exchange's ability in the spot market and assessing opportunities in the advertising area. In exchange for these consulting services, we granted Mr. Mashinsky 50,000 non-qualified stock options, which vest over the six month term of the consulting arrangement, beginning on July 31, 2007.

Under each of the Standstill Agreements, each of the Standstill Stockholders and their respective affiliates and associates, without the written consent of Arbinet, have agreed not to take or propose certain actions with respect to asset acquisitions, tender or exchange offers, mergers, business combinations, recapitalizations, restructurings, liquidations, dissolutions or other extraordinary transactions. In addition, each of the Standstill

Stockholders have also agreed, among other things, not to engage in a proxy contest; form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), seek to control or influence the management, our Board, or policies of the Company; and nominate any persons as a director of the Company or propose any matter to be voted on by stockholders of the Company.

The above summary of the Standstill Agreements does not purport to be complete and is qualified in its entirety by reference to each Standstill Agreement, copies of which have been filed as Exhibit 10.1 through Exhibit 10.9 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2007.

EXECUTIVE OFFICERS

The following table identifies our executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
Roger H. Moore	65	Interim Chief Executive Officer, President, and Director	June 2007
John B. Wynne, Jr.	45	Chief Financial Officer	October 2006
Peter P. Sach	47	Chief Information Officer and Senior Vice President of Operations	April 2004
W. Terrell Wingfield, Jr.	54	General Counsel and Secretary	September 2006

Roger H. Moore has served as a director since August 2005 and as our Interim Chief Executive Officer and President and since June 2007. In December 2001, Mr. Moore retired as the Chief Executive Officer of Illuminet Holdings, Inc., a leading provider of intelligent network and signaling services. Mr. Moore served as President and Chief Executive Officer of Illuminet Holdings from 1995 to 2001, when it was acquired by VeriSign, Inc., a leading provider of intelligent infrastructure services for the Internet and telecommunications networks. From 1985 to 1995, Mr. Moore served in a variety of senior management positions at Nortel Networks, including President of Nortel Japan. Mr. Moore also served as President of AT&T Canada from 1982 to 1985. Mr. Moore holds a B.S. degree in General Science from Virginia Polytechnic Institute and State University. Mr. Moore is currently a director of VeriSign, Inc., Western Digital Corporation, and Consolidated Communications, Inc.

John "Jack" B. Wynne, Jr. has been our Chief Financial Officer since October 2006. From July 2006 to October 2006 he served as our Vice President of Finance. Mr. Wynne has also been a Partner in the New York practice of Tatum, LLC, an executive services and consulting firm, since October 2005. From December 2004 to October 2005, Mr. Wynne served in various private consulting roles. From December 2002 until April 2003, Mr. Wynne served as Chief Executive Officer and Chief Financial Officer of PromptCare Acquisition Corp. In April 2003, PromptCare Acquisition Corp. acquired The PromptCare Companies, Inc., and Mr. Wynne served as Chief Executive Officer and Chief Financial Officer of The PromptCare Companies, Inc. until November 2004. From June 2000 to July 2000 he was Vice President of Allied International Healthcare and from August 2000 to November 2002, he was Chief Financial Officer of Allied International Healthcare. From August 1996 to May 2000, Mr. Wynne served as Vice-President and then as Chief Financial Officer of Wassall USA, Inc. Prior to that Mr. Wynne worked at Coopers & Lybrand LLP, the predecessor to PricewaterhouseCoopers LLP, where he was an audit senior manager. Mr. Wynne received a B.S. degree from the University of Connecticut.

Peter P. Sach has been our Chief Information Officer and Senior Vice President of Operations since April 2004. From July 2001 to April 2004, he served as our Chief Administrative Officer and Treasurer. From March 2001 to July 2001, he served as Managing Director for Reo Consulting Group, LLC, a management consulting company. Prior to that, from March 2000 to March 2001, he served as Chief Operating Officer for OnTera Broadband, Inc. From June 1999 to March 2000, he served as Senior Vice President, Systems Development and Administration for AT&T Broadband Services. From August 1998 to June 1999, Mr. Sach was the Vice President Strategic Sales for AT&T Business Service. Prior to that, from August 1986 to August 1998, Mr. Sach held various positions at Teleport Communications Group. Mr. Sach received a B.S. degree from State University College of New York at Fredonia.

W. Terrell "Terry" Wingfield, Jr. has been our General Counsel and Secretary since September 2006. From October 2005 until his appointment as our General Counsel and Secretary, Mr. Wingfield had been Corporate Vice President of Business Development at Current Communications Group, LLC. From September 2004 until October 2005, he was a Principal with River Park Consulting, LLC. From November 2002 until August 2004, he was Executive Vice President, General Counsel, and Corporate Secretary of RCN Corporation, and from October 2000 until November 2002 he was Senior Vice President, General Counsel and Secretary of Velocita Corp. Mr. Wingfield received a B.B.A. degree in Finance from the University of Georgia and a J.D. degree from the Walter F. George School of Law at Mercer University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Unless otherwise stated, the following table sets forth certain information as of July 13, 2007 with respect to holdings of our common stock by (1) each person known by us to beneficially own more than 5% of the total number of shares of each class of common stock outstanding as of such date, (2) each of our directors, (3) each of our named executive officers, and (4) all directors and executive officers as a group. This information is based upon information furnished to us by each such person and/or based upon public filings with the Securities and Exchange Commission. Unless otherwise indicated, the address for the individuals below is our address.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of July 13, 2007 through the exercise of any warrant, stock option or other right. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Holders of more than 5% of our voting securities:		
AMVESCAP PLC and related entities 30 Finsbury Square London EC2A 1AG England	3,503,641[2]	9.44%
Karen Singer 212 Vaccaro Drive Cresskill, New Jersey 07626	2,429,599[3]	9.44%
Lampe, Conway & Co., LLC and related entities 680 Fifth Avenue Suite 1202 New York, New York 10019	1,310,742[4]	7.04%
Greywolf Advisors LLC and related entities 4 Manhattenville Road, Suite 201 Purchase, New York 10577	1,539,839[5]	6.00%
J.P. Morgan Partners (23A SBIC), L.P.	1,106,056[6]	4.30%
J.P. Morgan SBIC LLC	330,084[6]	1.28%
Sixty Wall Street SBIC Fund L.P. 1221 Avenue of the Americas New York, New York 10020	88,223[6]	0.33%
Directors and Executive Officers:		
Roger H. Moore	27,666[7]	*
John B. Wynne, Jr.	36,458[8]	*
Peter P. Sach	282,238[9]	*
W. Terrell Wingfield, Jr.	40,105[10]	*
Chi K. Eng	114,306[11]	*
Peter F. Pastorelle	69,285[12]	*
J. Curt Hockemeier	1,226,543[13]	4.80%
John J. Roberts	—	—
Robert C. Atkinson	42,126[14]	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Michael J. Donahue	26,499[15]	*
Stanley Kreitman	2,000[16]	*
Alex Mashinsky	1,468,182[17]	5.74%
Shawn F. O'Donnell	—	—
John B. Penney, Jr.	1,000[18]	*
Michael J. Ruane	39,625[19]	*
Jill Thoerle	4,800[20]	*
All directors and executive officers as a group (13 persons)	2,039,984[21]	7.83%

* Represents beneficial ownership of less than one percent of common stock.

(1) Our calculation of the percentage of shares beneficially owned by our directors and executive officers is based upon the number of shares of our common stock outstanding as of July 13, 2007 (25,559,389), plus for each listed beneficial owner, any shares of common stock that the listed beneficial owner has the right to acquire within 60 days after July 13, 2007. The percentage of shares beneficially owned by holders of 5% or more of our voting securities is based on the information in the applicable filings with the Securities and Exchange Commission.

(2) Based on information set forth in an Amendment No. 2 to Schedule 13G/A filed with the Securities and Exchange Commission under the Exchange Act on February 14, 2007. Consists of (a) 3,336,241 shares of common stock held by INVESCO Asset Management Limited and (b) 167,400 shares of common stock held by INVESCO Management Ireland Limited. Each of INVESCO Asset Management Limited and INVESCO Management Ireland Limited are subsidiaries of AMVESCAP PLC. AMVESCAP PLC, through its subsidiaries, provides investment management services to institutional and individual investors worldwide. Executive officers and directors of AMVESCAP PLC or its subsidiaries may beneficially own shares of the Company's common stock to which the Amendment No. 2 to Schedule 13G/A relates and such shares are not reported in the Amendment No. 2 to Schedule 13G/A. AMVESCAP PLC and its subsidiaries disclaim beneficial ownership of shares of the Company's common stock owned by any of its executive officers and directors.

(3) Based on information set forth in Amendment No. 4 to Schedule 13D/A filed with the Securities and Exchange Commission under the Exchange Act on June 19, 2007. Ms. Singer has sole dispositive and voting power with respect to the shares as the trustee of the Singer Children's Management Trust.

(4) Based on information set forth in the Schedule 13G filed with the Securities and Exchange Commission under the Exchange Act on May 31, 2007.

(5) Based on information set forth in Schedule 13D filed with the Securities and Exchange Commission under the Exchange Act on July 16, 2007. Consists of 455,576 shares of common stock held directly by Greywolf Capital Partners II LP ("Greywolf Capital II") and 1,084,263 shares of common stock held by Greywolf Capital Overseas Fund ("Greywolf Overseas," and together with Greywolf Capital II, the "Greywolf Funds"). Greywolf Advisors LLC (the "General Partner"), as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such shares owned by Greywolf Capital II. Greywolf Capital Management LP (the "Investment Manager"), as investment manager of the Greywolf Funds, may be deemed to be the beneficial owner of all such shares owned by the Greywolf Funds. Greywolf GP LLC (the "Investment Manager General Partner"), as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such shares owned by the Greywolf Funds. Jonathan Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Mr. Savitz have disclaimed any beneficial ownership of any such Shares. The address for Greywolf Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

(6) Based on information set forth in Amendment 2 to Schedule 13G/A filed with the Securities and Exchange Commission under the Exchange Act on February 14, 2007. Consists of (a) 1,106,056 shares of common stock held by J.P. Morgan Partners (23A SBIC), L.P., (b) 330,084 shares of common stock held by J.P. Morgan SBIC, LLC, and (c) 84,223 shares of common stock held by Sixty Wall Street SBIC Fund, L.P. The general partner of J.P. Morgan Partners (23A SBIC), L.P. ("JPMP-23A SBIC"), is J.P. Morgan Partners (23A SBIC Manager), Inc. ("JPM-23A Manager"), a wholly owned subsidiary of JPMorgan Chase Bank ("JPM Bank"). The sole member of J.P. Morgan SBIC LLC ("JPM-SBIC") is JP Morgan SBIC Holdings, LLC ("JPM-Holdings"), the sole member of which is J.P. Morgan Capital, L.P. ("JPM-Capital"), the general partner of which is J.P. Morgan Capital Management Company, L.P. ("JPM-Management LP"), and the general partner of which is J.P. Morgan Capital Management Company, L.L.C ("JPM-Management LLC"). The general partner of Sixty Wall Street SBIC Fund, L.P. ("60WS-SBIC"), is Sixty Wall Street SBIC Corporation ("60WS-Corp"), a wholly owned subsidiary of Sixty Wall Street Fund, L.P. ("60WS-Fund"), the general partner of which is Sixty Wall Street Management Company, L.P. ("60WS-Management LP"), and the general partner of which is Sixty Wall Street Management Company, LLC ("60WS-Management LLC"). The sole member of JPM-Management LLC and the sole stockholder of 60WS-Management LLC is J.P. Morgan Investment Partners, L.P. ("JPMIP"), of which JPMP Capital LLC ("JPMP Capital") is the general partner. Each of JPM Bank and JPMP Capital is a wholly owned subsidiary of J.P. Morgan Chase & Co. ("JPMC"), a publicly traded company. Each of JPM-23A Manager, JPM-Holdings, JPM-Capital, JPM-Management LP, JPM-Management LLC. 60WS-Corp, 60WS-Fund, 60S-Management LP, 60S-Management LLC, JPMIP, JPMP Capital, JPM Bank, and JPMC may be deemed beneficial owners of the shares held by JPMP-23A SBIC, JPM-SBJC and 60S-SBIC, however, each disclaims beneficial ownership except to the extent of its pecuniary interest.

(7) Consists of (a) 17,666 shares of common stock which Mr. Moore has the right to acquire within 60 days after July 13, 2007, and (b) 10,000 shares of restricted common stock held by Mr. Moore, of which 5,667 shares are unvested.

(8) Consists of 36,458 shares of common stock which Mr. Wynne has the right to acquire within 60 days after July 13, 2007.

(9) Consists of (a) 269,895 shares of common stock which Mr. Sach has the right to acquire within 60 days after July 13, 2007, (b) 9,686 shares of common stock held by Mr. Sach, and (c) 7,500 shares of restricted common stock held by Mr. Sach, all of which are unvested.

(10) Consists of 40,105 shares of common stock which Mr. Wingfield has the right to acquire within 60 days after July 13, 2007.

(11) Consists of (a) 97,812 shares of common stock which Mr. Eng has the right to acquire within 60 days after July 13, 2007, and (b) 16,494 shares of common stock held by Mr. Eng.

(12) Consists of (a) 56,982 shares of common stock which Mr. Pastorelle has the right to acquire within 60 days after July 13, 2007, (b) 1,367 shares of common stock held by Mr. Pastorelle, and (c) 8,783 shares of restricted common stock held by Mr. Pastorelle, all of which shares are unvested.

(13) Includes (a) 353,425 shares of common stock which Mr. Hockemeier has the right to acquire within 60 days after July 13, 2007, (b) 762,774 shares of common stock owned by Mr. Hockemeier, (c) 44,319 shares of common stock which Mr. Hockemeier holds jointly with his spouse; (d) 21,875 shares of common stock held by the William T. Hockemeier Irrevocable Trust, (e) 21,875 shares of common stock held by the Beverly G. Hockemeier Irrevocable Trust, (f) 21,875 shares of common stock held by the Abby S. Hockemeier Irrevocable Trust, and (g) 400 shares of common stock held by Mr. Hockemeier's spouse.

(14) Includes (a) 26,626 shares of common stock which Mr. Atkinson has the right to acquire within 60 days of July 13, 2007, and (b) 15,500 shares of common stock owned by Mr. Atkinson.

(15) Consists of (a) 19,499 shares of common stock which Mr. Donahue has the right to acquire within 60 days after July 13, 2007 and (b) 7,000 shares of restricted common stock held by Mr. Donahue, all of which shares are unvested.

(16) Consists of 2,000 shares of restricted common stock held by Mr. Kreitman, all of which shares are unvested.

(17) Based in part on information set forth in (a) Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission under the Exchange Act on July 16, 2007, filed by Mr. Mashinsky, Governing Dynamics Investments, LLC ("Governing Dynamics"), of which Mr. Mashinsky is the sole member and manager, Thai Lee, and the Thai Lee 2003 GRAT Agreement A (the "Lee Trust"), and (b) Schedule 13D filed with the Securities and Exchange Commission under the Exchange Act on June 14, 2007 by Thai Lee and the Lee Trust (the "Lee Schedule 13/D"). Consists of: (a) 2,000 shares of restricted common stock held by Mr. Mashinsky, of which 1,334 shares are unvested, (b) 18,320 shares of common stock held by Mr. Mashinsky, (c) 22,999 shares of common stock which Mr. Mashinsky has the right to acquire within 60 days of July 13, 2007, and (d) 1,424,863 shares of common stock held by Governing Dynamics, whose business address is 510 Berkley Square, Memphis, Tennessee 38120. Each reporting person disclaims beneficial ownership of the shares of common stock owned by each other reporting person, except Mr. Mashinsky does not disclaim beneficial ownership of the shares of common stock held by Governing Dynamics. Mr. Mashinsky has entered into certain loan, pledge and profit sharing arrangements (collectively, the "Loan Documents") with Ms. Thai Lee and the Lee Trust pursuant to which, among other things, an aggregate of 1,424,863 shares of common stock owned by Mr. Mashinsky and Governing Dynamics have been pledged to Ms. Lee and the Lee Trust. The business address for Ms. Lee and the Lee Trust is c/o Software House International, Inc., 2 Riverview Drive, Somerset, New Jersey 08873. On June 7, 2007, Ms. Lee and the Lee Trust declared a default under the Loan Documents.

(18) Consists of 1,000 shares of restricted common stock held by Mr. Penney, all of which shares are unvested.

(19) Consists of (a) 17,000 shares of common stock which Mr. Ruane has the right to acquire within 60 days of July 13, 2007, (b) 15,625 shares of common stock owned by Mr. Ruane, and (c) 7,000 shares of restricted common stock held by Mr. Ruane, of which 4,666 shares are unvested.

(20) Consists of (a) 1,800 shares of common stock held by Ms. Thoerle, and (b) 3,000 shares of restricted common stock held by Ms. Thoerle, all of which shares are unvested.

(21) See footnotes 7 through 20 above, but not footnotes 11 and 13.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

Board of Directors Meetings and Committees

Our Board has an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each of which operates under a charter that has been approved by our Board. Our Audit Committee Charter was attached as an appendix to our proxy statement for our 2005 Annual Meeting of Stockholders and each of our charters is posted on our website at *www.arbinet.com*. During 2006, our Board held 14 meetings, the Audit Committee held nine meetings, the Compensation Committee held seven meetings, and the Nominating and Corporate Governance Committee held three meetings. During 2006, each director attended at least 75% of the aggregate number of meetings of our Board and of the Board committee or committees on which he served during the year, held during the period for which he was a director.

Anthony L. Craig served as Chairman of the Board during 2006, but resigned as a director, effective March 9, 2007, for personal reasons. Following Mr. Craig's resignation, the Board reduced the number of the members of the Board from eight to seven. In connection with the resignation of Mr. Hockemeier as our Chief Executive Officer, President, and director, effective June 11, 2007, the Board reduced the number of the members of the Board from seven to six. On July 13, 2007, the Board increased the number of the members of the Board from six to nine and appointed Messrs. Kreitman and O'Donnell and Ms. Thoerle as members of the Board.

Audit Committee. As of the end of fiscal year 2006, the members of our Audit Committee were Messrs. Atkinson, Moore, Penney, and Ruane. Each of Messrs. Atkinson, Penney, and Ruane are considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and Rule 10A-3(b)(1) under the Exchange Act. Until his appointment as Interim Chief Executive Officer and President on June 11, 2007, Mr. Moore was also considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the Securities and Exchange Commission. Mr. Moore resigned from the Audit Committee at the time of his appointment as Interim Chief Executive Officer and President in June 2007. Mr. Penney joined the Audit Committee in November 2006. Mr. Atkinson resigned from the Audit Committee in July 2007. Ms. Thoerle joined the Audit Committee in July 2007 and is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and Rule 10A-3(b)(1) under the Exchange Act.

Currently, the members of our Audit Committee are Mr. Ruane, Mr. Penney, and Ms. Thoerle. Mr. Ruane chairs the Audit Committee and is an "audit committee financial expert" under the Exchange Act.

Our Audit Committee assists our Board in its oversight of our financial reporting and accounting processes. Management has the primary responsibility for the preparation of financial statements and the reporting processes, including the system of internal controls. Our independent registered public accountants are responsible for auditing our annual financial statements and issuing a report on the financial statements. In this context, the oversight function of our Audit Committee includes:

- a review of the audits of our financial statements, including the integrity of our financial statements;
- a review of our compliance with legal and regulatory requirements;
- a review of the performance of our independent registered public accountants, including the engagement of the independent registered public accountants and the monitoring of the independent registered public accountants' qualifications and independence;
- the preparation of the report required to be included in our proxy statements in accordance with Securities and Exchange Commission rules and regulations; and
- a review of the quarterly and annual reports filed with the Securities and Exchange Commission.

The Audit Committee's report on the Company's audited financial statements for the fiscal year ended December 31, 2006 appears on page 42 of this Proxy Statement.

Compensation Committee. As of the end of fiscal 2006, the members of our Compensation Committee were Mr. Moore, the Compensation Committee Chairman, Messrs. Atkinson and Donahue. Messrs. Atkinson and Donahue are considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the Securities and Exchange Commission. Until his appointment as Interim Chief Executive Officer and President, Mr. Moore was also considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the Securities and Exchange Commission. Mr. Moore resigned from the Compensation Committee at the time of his appointment as Interim Chief Executive Officer and President in June 2007. William G. Kingsley chaired the Compensation Committee until March 2006, at which time Mr. Moore joined the Compensation Committee and was appointed the chair. Mr. Kingsley resigned from our Board and our Compensation Committee in April 2006. Deborah D. Rieman served on our Compensation Committee until her retirement from our Board in June 2006. In August 2006, Mr. Atkinson joined the Compensation Committee and was appointed the Chairman in July 2007. Mr. O'Donnell joined the Compensation Committee in July 2007 and is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and Rule 10A-3(b)(1) under the Exchange Act.

The current members of the Compensation Committee are Mr. Atkinson, the Compensation Committee Chairman, Mr. Donahue, and Mr. O'Donnell.

The purpose of our Compensation Committee is to discharge the responsibilities of our Board relating to compensation of our executive officers. Specific responsibilities of our Compensation Committee include:

- establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our executive officers and other employees;
- establishing compensation arrangements and incentive goals for our executive officers and administering compensation plans;
- reviewing the performance of our executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance; and
- preparing our report on executive compensation for inclusion in our proxy statements in accordance with Securities and Exchange Commission rules and regulations.

The Compensation Committee's report on executive compensation appears on page 24 of this Proxy Statement.

Nominating and Corporate Governance Committee. During fiscal 2006, the members of our Nominating and Corporate Governance Committee were Messrs. Donahue and Ruane, each of who are considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and the rules of the Securities and Exchange Commission. Mr. Donahue joined the Nominating and Corporate Governance Committee in March 2006 and was appointed the chair. Mr. Kingsley resigned from our Board and our Nominating and Corporate Governance Committee in April 2006. Dr. Rieman served on our Nominating and Corporate Governance Committee until her retirement from our Board in June 2006. Mr. Kreitman joined the Nominating and Corporate Governance Committee in July 2007 and is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards and Rule 10A-3(b)(1) under the Exchange Act.

The current members of the Nominating and Corporate Governance Committee are Mr. Donahue, Chairman of the Nominating and Corporate Governance Committee, Mr. Ruane, and Mr. Kreitman.

Our Nominating and Corporate Governance Committee assists our Board in:

- identifying individuals qualified to serve as directors, recommending to our Board the director nominees for the annual meeting of stockholders, and recommending to our Board individuals to fill vacancies on our Board;
- recommending to our Board the responsibilities of each Board committee, the structure and operation of each Board committee, and the director nominees for assignment to each Board committee;
- overseeing our Board's annual evaluation of its performance and the performance of other Board committees; and
- periodically reviewing corporate governance guidelines applicable to us.

The Nominating and Corporate Governance Committee has adopted Corporate Governance Guidelines, which is available on the Company's website at *www.arbinet.com.*

The Nominating and Corporate Governance Committee has previously engaged executive search firms in its search for candidates for the Board. Such firms assist the Nominating and Corporate Governance Committee in locating possible nominees who meet criteria specified by Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee recommended that Messrs. Ruane and O'Donnell, and Ms. Thoerle each be nominated for election as Class III directors to serve until the 2010 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. For more information on the nomination of Mr. O'Donnell and Ms. Thoerle, please see the section of this Proxy Statement entitled "Settlement and Standstill Agreements."

Director Independence

We operate within a comprehensive plan of corporate governance for the purpose of defining director independence, assigning Board responsibilities, setting high standards of professional and personal conduct for directors, officers, and employees, and assuring compliance with such responsibilities and standards. We regularly monitor developments in the area of corporate governance.

Our Board has determined that the following directors, constituting seven of the Company's nine directors, are each an "independent director" as such term is defined in Marketplace Rule 4200(a)(15) of National Association of Securities Dealers' listing standards: Messrs. Atkinson, Donahue, Kreitman, O'Donnell, Penney, and Ruane and Ms. Thoerle. Our Board also has determined that each member of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee meets the independence requirements applicable to those committees as prescribed by NASD, the Securities and Exchange Commission, the Internal Revenue Service, and applicable committee charters. Our Board has further determined that Mr. Ruane, who serves on the Audit Committee, is an "audit committee financial expert" under the Exchange Act.

Independent directors of the Company meet in executive sessions outside the presence of management. Currently, the presiding director for these meetings is Mr. Atkinson.

COMPENSATION DISCUSSION AND ANALYSIS

Among its various functions, the Compensation Committee establishes and reviews the total compensation paid to our executive officers and ensures that the total compensation is fair, reasonable and competitive.

Compensation Philosophy and Objectives

Our success is highly dependent on hiring, developing and retaining qualified people who are motivated to perform for the benefit of the stockholders and the members of our exchange. The fundamental objectives of our executive compensation philosophy are to ensure that executives are provided incentives and compensated in a way that advances both the short- and long-term interests of stockholders while also ensuring that we are able to retain and attract highly skilled executive talent. We believe that an effective executive compensation program must be designed to reward the achievement of specific annual, long-term and strategic goals, and align our executive officers' interests with stockholders, with the ultimate objective of enhancing stockholder value.

Our compensation plan places emphasis on (1) attracting and retaining the best talent in the communications, exchange, and high technology industries; (2) providing overall compensation for key executives that is competitive with our peer group; (3) motivating executives to achieve the goals set in our strategic plan; and (4) returning a fair value to stockholders. We believe that compensation packages provided to executives, including the named executive officers listed in this Proxy Statement, should include both cash and stock-based compensation that reward performance as measured against established goals.

We approach these objectives through three key components:

- Annual base salary;
- Performance based annual short-term incentive compensation, typically made in the form of cash bonuses; and
- Periodic awards of long-term stock-based compensation, such as stock options, restricted stock, restricted stock units, and performance based shares.

Compensation Process

In 2005, our Compensation Committee engaged an outside consultant, Aon/Radford Surveys + Consulting ("Aon Consulting"), to assist it in the review of our compensation philosophy and objectives, as well as the design and implementation of compensation programs that advance both the short and long term interests of stockholders while also ensuring that we are able to retain and attract highly skilled executive talent. Aon Consulting serves at the discretion of our Compensation Committee, which has sole discretion to hire and fire Aon Consulting. Our Compensation Committee worked with Aon Consulting in the design of our 2006 short and long term incentive programs and is continuing to work with Aon Consulting in the design of our 2007 short and long term incentive programs.

In connection with Aon Consulting's review of our compensation program in 2005, it provided us with an analysis of base salary, short-term incentive, long-term incentive, and benefit practices of peer companies, which was updated through 2006 for the Compensation Committee's review of the 2006 compensation program. For 2006, the analysis was based on a peer group of 20 companies selected based upon industry focus, revenue levels, productivity, and other factors, across the telecommunications, exchange, and high technology industries, as well as in other industries. The peer group is comprised of the following companies:

- Akamai Technologies, Inc.
- Archipelago Holdings, Inc.
- Instinet Group Incorporated
- Inphonic, Inc.

- Checkfree
- Chicago Mercantile Exchange Inc.
- eBay Inc.
- E.piphany, Inc.
- Equinix, Inc.
- eSpeed, Inc.
- General Communication, Inc.
- IDT Corporation
- iPayment, Inc.
- JAMDAT Mobile Inc.
- MarketAxess Holdings Inc.
- The Nasdaq Stock Market, Inc.
- priceline.com Incorporated
- SAVVIS, Inc.
- TNS, Inc.
- TradeStation Group, Inc.

Because a peer group analysis is limited to those positions for which compensation information is disclosed publicly, these studies typically include only the five most highly compensated officers at each company. Therefore, Aon Consulting also relied upon published compensation surveys to supplement information on these positions, as well as to provide the basis for analysis for other company executives. Total compensation is generally targeted at the 50th percentile for each position. As would be expected, specific pay positioning varies by executive. Differences may reflect individual roles, corporate and individual performance, experience, and leadership ability. Our Compensation Committee, in consultation with Aon Consulting, is currently evaluating the companies included in our peer group to remove any companies that both it and Aon Consulting no longer believe should be included in the peer group because such companies do not provide an adequate basis of comparison as well as adding any new companies that offer an adequate basis of comparison.

In determining compensation opportunities for the Chief Executive Officer, our three components of compensation, and total compensation, is compared to Aon Consulting's analysis, compensation survey data, and the assessment of the Chief Executive Officer's performance by our Compensation Committee. In determining compensation opportunities for the other senior executives, our three components of compensation, and total compensation, is compared to Aon Consulting's analysis, compensation survey data, and the assessment of the executive's performance by our Chief Executive Officer. Our Compensation Committee reports all compensation decisions and actions to our Board.

Setting Executive Compensation

In allocating compensation between base salary, short-term cash incentive compensation, and long-term incentive compensation, our Compensation Committee reviews and considers how the peer group companies allocate compensation among these components for the equivalent positions at such companies. Based on this review, our Compensation Committee generally allocates compensation so that it is in-line with the allocation of compensation at the 50th percentile for each position at the peer companies.

Base Salary

In reviewing the executives' base salaries, our Compensation Committee primarily considers:

- Aon Consulting's analysis and compensation survey data as well as proxy statement data for the peer companies;
- the recent performance of the executive and the Compensation Committee's expectations for the position itself; and
- our recent and expected overall performance.

For 2006, base salaries for all executives were determined by our Compensation Committee. The 2006 base salaries for our named executive officers are as follows:

Name	2006 Base Salary
J. Curt Hockemeier	$420,000[1]
John B. Wynne, Jr.	$275,000[2]
Peter P. Sach	$275,000
W. Terrell Wingfield, Jr.	$250,000[3]
Chi K. Eng	$200,000[4]
Peter F. Pastorelle	$160,000[5]
John J. Roberts	$280,000[6]

(1) Mr. Hockemeier resigned as Chief Executive Officer, President and director on June 11, 2007.

(2) Mr. Wynne joined us in October 2006 as our Chief Financial Officer and was paid $57,291.67 for fiscal 2006. Prior to that, from July 2006 until October 2006, Mr. Wynne was employed by the Company as a consultant and was paid $90,000.

(3) Mr. Wingfield joined us in September 2006 and was paid $67,308 for 2006.

(4) On July 13, 2007, the Company and Mr. Eng mutually agreed to end Mr. Eng's employment with the Company and to treat such departure as a termination without cause for purposes of the Employment Agreement dated as of October 11, 2002 by and between the Company and Mr. Eng, as amended March 16, 2007.

(5) From January 1, 2006 to March 31, 2006, Mr. Pastorelle's base salary was $152,000. From April 1, 2006 to December 31, 2006, Mr. Pastorelle's base salary was $160,000.

(6) Mr. Roberts resigned from the Company on June 16, 2006 and was paid $131,564 for 2006.

In early 2006, as a result of the work performed by Aon Consulting, the base salary of each of Mr. Hockemeier, Mr. Eng, and Mr. Pastorelle was increased to the base salary listed in the table above to bring this component of their total compensation at the 50th percentile of the peer group. Our Compensation Committee believes that these base salaries provide better alignment of our objectives of targeting the 50th percentile of the market for similar positions within the peer group.

Short Term Incentive Compensation

Our annual Short Term Cash Incentive Bonus Plan (the "Bonus Plan") is designed to motivate and reward eligible employees for their contributions by making a significant portion of their cash compensation dependent upon Company and individual performance. The Bonus Plan establishes the terms under which annual cash bonus compensation will be paid to our eligible employees, including all of our named executive officers. For executive officers, the individual performance objectives as well as the amount of the actual bonus award is determined by our Compensation Committee. For non-executive officers, the individual performance objectives are established by the employee's direct supervisor and approved by the senior management. Furthermore, the amount of the actual bonus award is determined by our senior management, who has a bonus pool to allocate among all non-executive officers.

For 2006, the short term incentive compensation program payouts rested on the following three variables:

- the executive officer's annual incentive target amount;
- achievement of two enterprise-wide performance objectives, which are net revenue and net income, and
- individual performance objectives.

The target amount of the bonus is a target percentage of the executive's base salary but can be greater or less than the target percentage based upon underachievement or overachievement of either the Company's or the executive's objectives, as determined by the Compensation Committee. The target percentages for the named executive officers for 2006 were:

Title	Target Bonus Percentage
President and Chief Executive Officer	75%
"C" Level and Senior Vice Presidents	45%
Vice Presidents	25%

Therefore, for 2006, Mr. Hockemeier's target bonus percentage was 75%; Mr. Sach's and Mr. Eng's target bonus percentage were each 45%; and Mr. Pastorelle's target bonus percentage was 25%. At the time the target bonus percentages were established, Mr. Pastorelle was the Vice President, Finance and was, therefore, subject to the provisions of the Bonus Plan for non-executive officers. During the time that he served as Chief Accounting Officer, we did not re-assess Mr. Pastorelle's target bonus percentage or individual performance objectives and he continued to be subject to the provisions of the Bonus Plan for non-executive officers. Since Mr. Roberts resigned from the Company on June 16, 2006, he was ineligible to receive a bonus because he was not employed with the Company on the day that the bonuses were paid out. For 2006, in lieu of participating in the Bonus Plan, both Mr. Wynne and Mr. Wingfield received a pro rated bonus, which assumed that, if they had each participated in the Bonus Plan, each of their bonuses would have been paid at the target bonus percentages for 2006 of 45%.

In determining corporate performance, the Bonus Plan focuses on two financial metrics: net revenue and net income. At the beginning of each year, our Compensation Committee establishes performance targets based upon our strategic objectives and reviews these targets with our Board. The corporate performance metrics are the same for both executives and non-executives. At the beginning of the year following the measurement year, our actual net revenue and net income is measured separately against the targets. Performance exceeding a threshold of $48.0 million in net revenue up to a target of $49.9 million in net revenue may result in a bonus award equal to 50% of the executive's or non-executive's target bonus percentage, subject to the discretion of the Compensation Committee or senior management, as the case may be, based on the achievement of individual performance goals. Performance exceeding the target net revenue may result in progressively accelerating payment levels, beginning at 100% of the target bonus percentage, subject to the discretion of the Compensation Committee or senior management, as the case may be, based on the achievement of individual performance goals. In addition, in order for a bonus to be paid at all, the net income in 2006 must have been at least $2.7 million. In considering if this threshold was met for 2006, our Compensation Committee exercised its discretion and excluded from net income (only for purposes of determining if the threshold had been met) extraordinary costs related to, among other things, the proxy contest and the option investigation and the related restatement of certain financial statements.

The individual performance component for the Chief Executive Officer is determined by the Compensation Committee with consideration of matters such as strategic planning, growing the Company, corporate governance, and continuing to focus on the long-term interests of our stockholders. For the other named executive officers (other than Mr. Pastorelle), individual performance is determined by the Compensation Committee with consideration of matters such as leadership, strategic planning, corporate governance, and other position-specific goals. For Mr. Pastorelle, the individual performance component is established by his direct supervisor, Mr. Wynne, and approved by our senior management. For 2006, Mr. Pastorelle's individual performance components consisted of matters such as financial reporting, corporate governance, and other position-specific goals.

In 2006, our target net revenue was $49.9 million and in order for our executives and employees to qualify for a bonus, we needed to achieve net revenue of $48.0 million as well as net income of $2.7 million. Once the target net revenue amount of $49.9 million is achieved, actual payments are based on the accelerating payment levels discussed above and an assessment of individual performance against the individual performance goals established at the beginning of the year. Our Compensation Committee relies upon the assessment of the performance of the Chief Executive Officer by our Board, and considers the Chief Executive Officer's assessment of the performance of all other senior executives. The assessment of Mr. Pastorelle's individual performance goals is done by his direct supervisor, Mr. Wynne.

The terms of the Bonus Plan, including the target bonus levels and relationship of payouts to achievement of the performance goals, were established by our Compensation Committee in consultation with Aon Consulting, and reviewed with our Board. Annually, our Compensation Committee reviews the Bonus Plan (including the performance goals) to ensure that it is designed in a manner that continues to motivate employees to achieve our performance goals. Regardless of the actual award determined by the plan parameters, our Compensation Committee has the authority to modify any award.

In 2006, we achieved slightly less than the threshold net revenue amount of $48.0 million. Based upon its discretion, our Compensation Committee determined that our actual net revenue was sufficient to entitle the executive officers to a payout of 50% of their respective target bonus percentage, subject to adjustment by the Compensation Committee (for executives) and senior management (for non-executives) based on their achievement of their individual performance goals. Bonus Plan awards for Mr. Hockemeier, Mr. Sach, Mr. Eng, and Mr. Pastorelle for 2006 are outlined below:

- In consideration of both corporate and individual performance, Mr. Hockemeier received a bonus payment of $157,500.
- In consideration of both corporate and individual performance, Mr. Sach received a bonus payment of $61,875.
- In consideration of both corporate and individual performance, Mr. Eng received a bonus payment of $39,375.
- In consideration of both corporate and individual performance, Mr. Pastorelle received a bonus payment of $20,000.

Long Term Incentive Compensation

Stock Options, Restricted Stock, and Restricted Stock Units

The granting of stock-based incentives is viewed as a desirable long-term incentive compensation strategy because it closely links the interest of management with stockholder value, aids in employee retention, and motivates executives to improve the long-term stock market performance of our common stock. Equity grants also provide an opportunity for increased equity ownership.

When granting stock-based incentives to senior executives, our Compensation Committee considers Aon Consulting's analysis, as described earlier, as well as the Chief Executive Officer's recommendations for other executives, which are based on each officer's level of responsibility and contribution towards achievement of our business plan and objectives.

Historically, the primary form of equity compensation has been non-qualified stock options because this was typically the form of equity award provided by our peer companies. However, beginning in 2006, companies, including some of our peer companies, also began issuing restricted stock and performance based awards. As a result, our Compensation Committee assessed the desirability of granting performance shares, shares of restricted stock, or restricted stock units to employees, particularly members of senior management, and concluded that performance shares or restricted stock would provide an equally motivating form of incentive compensation while permitting us to issue fewer shares, thereby reducing potential dilution to our stockholders.

Pursuant to the terms of our stock option plans, our Compensation Committee has delegated authority to Mr. Hockemeier and Mr. Sach to grant stock-based awards to employees (other than executive officers) pursuant to guidelines established by our Compensation Committee, with Mr. Hockemeier having the final approval of any such grants. Pursuant to these guidelines, our Compensation Committee established the range of salary, bonus, and stock option grants to be awarded in connection with our hiring of qualified personnel in 2006 (including the maximum number of shares of common stock subject to individual awards that Mr. Hockemeier may grant). Our Compensation Committee reviews and ratifies all of the grants made by Mr. Hockemeier and establishes and approves all grants to our executive officers and any grants to non-executive officers that are outside the delegated authority of Mr. Hockemeier. In addition, our Compensation Committee approves the annual equity grants to our employees, which are based on the recommendations of Mr. Hockemeier.

Employee grants have typically been made on the last business day of the quarter. Historically, all stock option awards are made at the closing price for our common stock on the day before the grant date. In 2006, our Compensation Committee changed this practice and now all stock option awards are made at the closing price for our common stock on the grant date. All grants are effective on the last business day of the quarter. Traditionally, director equity grants occur annually on the date of the Annual Meeting of Stockholders.

We have agreed to provide accelerated vesting of stock options, performance shares, restricted stock awards and restricted stock units to our named executive officers in the event of, among other things, a change of control. Further analysis of payments triggered by a change in control is provided beginning on page 32 of this Proxy Statement.

Performance Share Awards

In 2006, we began granting performance share awards to executive officers, including all of the named executive officers except for Mr. Pastorelle and Mr. Roberts. These performance share awards provide recipients with the opportunity to earn shares of our common stock, the number of which is determined pursuant to, and subject to the attainment of performance goals. The performance goals are determined based on our compound annual revenue growth and compound annual margin growth in earnings before interest, taxes, depreciation, amortization and non-cash compensation expenses.

At our Compensation Committee's first meeting after each of December 31, 2007 and December 31, 2008 (each a "Measurement Date"), which must be no later than two and one-half months after the end of the Measurement Date, our Compensation Committee will certify whether and to the extent the performance goals have been met on such Measurement Date and will direct the Company to issue the corresponding number of shares of our common stock to the participant. The participant's eligibility to receive issued shares of our common stock is conditioned on the participant's continuous employment or other service relationship with the Company through and on the dates of the Compensation Committee certification. Any shares of common stock not earned by the first Compensation Committee meeting in 2009 will not be issued to the participant.

In the event of a change in control of the Company prior to the first Compensation Committee meeting in 2009, immediately prior to the consummation of the change in control, the participant will be issued a number of shares of our common stock equal to the number of target shares, reduced by the number of shares of our common stock previously issued to the participant under the performance share award agreement.

401(k) Plan

We maintain a 401(k) Plan that covers substantially all employees. The 401(k) Plan is an essential part of the retirement package needed to attract and retain our employees.

We match 100% of each participant's first 4% of voluntary salary contributions up to $225,000 of eligible compensation. Both employer and employee contributions to the 401(k) Plan are fully vested. The 401(k) benefit provided to the named executive officers does not exceed the benefit levels offered to other full-time employees.

Welfare Benefits

In order to attract and retain employees, we provide certain welfare benefit plans to our employees, which include medical and dental insurance benefits. Except for Mr. Wynne, the named executive officers participate in the medical and dental insurance plans under the same terms as our other full-time employees. Mr. Wynne is also a partner in Tatum, LLC and receives his medical and dental insurance benefits through Tatum's plans. We reimburse Mr. Wynne for a portion of the premiums payable by Mr. Wynne.

We provide one times base salary in life and accidental death and dismemberment insurance for our full-time employees including the named executive officers. The life insurance benefit provided to the named executive officers does not exceed the benefit levels offered to other full-time employees.

We also provide disability insurance to our full-time employees including the named executive officers. Our short-term disability provides up to 60% of base salary income replacement beginning on the employee's 15th day of disability and continues until the employee is no longer disabled or for a maximum of six continuous months, whichever comes first. Our long-term disability provides up to 60% of base salary income replacement after six months of qualified disability. The short-term and long-term disability benefits provided to the named executive officers do not exceed the benefit levels offered to other full-time employees.

Perquisites and Other Personal Benefits

We provide the named executive officers with perquisites and other personal benefits that our Compensation Committee believes are reasonable and consistent with the overall compensation program. Perquisites include transportation benefits and relocation benefits. Annually, our Compensation Committee reviews the levels of perquisites and other personal benefits provided to named executive officers.

Severance Benefits

We have agreed to provide severance benefits to our named executive officers in the event of, among other things, a change of control. These benefits are designed to promote stability and continuity of senior management. Our Compensation Committee believes that the interests of stockholders will be best served if the interests of senior management are aligned with them. Our Compensation Committee further believes that providing these benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change of control transactions that may be in the best interests of stockholders.

In connection with our previously announced strategic alternative review process, our Compensation Committee reviewed the severance benefits of our senior management. In order to ensure the retention of key executives during this process, we entered into amendments to our employment letters with, among others, Mr. Eng and Mr. Sach. Our Compensation Committee felt that these amendments, which are discussed in greater detail in the section entitled "Executive Compensation—Potential Post Employment Payments" beginning on page 32 of this Proxy Statement, were reasonable and consistent with our overall compensation program and would help with retention issues.

Further analysis of payments triggered by a change of control is provided beginning on page 32 of this Proxy Statement.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to our Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. Our Compensation Committee reviews the potential effect of Section 162(m) periodically and uses its judgment to authorize compensation payments that may be subject to the limit when our Compensation Committee believes such payments are appropriate and in our best interests and the best interest of our stockholders, after taking into consideration changing business conditions and the performance of our employees. Our Compensation Committee believes it is important to maintain cash and equity incentive compensation at the requisite level to attract and retain the executive officers essential to our growth and financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation. However, for the 2006 fiscal year, the total amount of compensation paid by the Company (whether in the form of cash payments or upon the exercise or vesting of equity awards) should be fully deductible and not affected by the Section 162(m) limitation.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 17 of this Proxy Statement with management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report has been furnished by the members of the Compensation Committee:

Robert C. Atkinson, Chairman
Michael J. Donahue
Shawn F. O'Donnell
(As currently constructed)

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members to the Compensation Committee are Mr. Atkinson, Mr. Donahue, and Mr. O'Donnell. We are not aware of any compensation committee interlocks or relationships involving our executive officers or members of our Board requiring disclosure in this item.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the fiscal year ended December 31, 2006, the compensation of the person who served as Chief Executive Officer of the Company, Chief Financial Officer of the Company, each of the two most highly compensated executive officers of the Company, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 for the year ended December 31, 2006, two additional officers who served as our principal financial officer for a period of time in 2006, and one officer for whom disclosure would have been provided but for the fact that such officer was not serving as an executive officer on December 31, 2006.

SUMMARY COMPENSATION TABLE (1)

Name and Principal Position (2)	Year	Salary ($)	Bonus ($) (3)	Stock Awards ($) (4)	Option Awards ($) (5)	All Other Compensation ($) (6)	Total ($)
J. Curt Hockemeier . . . . President and Chief Executive Officer	2006	$420,000	$157,500	$183,868	$35,731	$ 9,205	$806,304
John B. Wynne, Jr. . . . . Chief Financial Officer	2006	$ 57,291	$ 25,781	—	$22,331	$97,385	$202,788
Peter P. Sach . . . . Chief Information Officer and Senior Vice President of Operations	2006	$275,000	$ 61,875	$ 47,625	$50,881	$ 9,205	$444,586
W. Terrell Wingfield, Jr. . . . . General Counsel and Secretary	2006	$ 67,308	$ 53,125	—	$27,672	$ 101	$148,206
Chi K. Eng . . . . Senior Vice President of Intellectual Property	2006	$200,000	$ 39,375	$ 36,431	$34,001	$ 7,880	$317,687
Peter F. Pastorelle . . . . Vice President Finance	2006	$158,000(7)	$ 20,000	$ 19,649	$11,424	$ 7,442	$216,515
John J. Roberts . . . . Former Chief Financial Officer	2006	$131,564	—	$ 58,208	$ 8,880	$ 5,466	$204,118

(1) We do not maintain any non-equity incentive plans, pension plans, or non-qualified deferred compensation plans.

(2) Mr. Hockemeier resigned as our Chief Executive Officer, President, and director in June 2007. Mr. Wynne joined the Company in October 2006 and his base salary for 2006 was $275,000. Mr. Wingfield joined the Company in September 2006 and his base salary for 2006 was $250,000. Mr. Eng served as our General Counsel from October 2002 until September 2006 and our Secretary from November 2001 until September 2006. On July 13, 2007, the Company and Mr. Eng mutually agreed to end Mr. Eng's employment with the Company and to treat such departure as a termination without cause for purposes of the Employment Agreement dated as of October 11, 2002 by and between the Company and Mr. Eng, as amended March 16, 2007. Mr. Pastorelle served as our Chief Accounting Officer from May 2006 until October 2006. Mr. Roberts served as our Chief Financial Officer from April 2004 until his resignation in June 2006.

(7) The Board of Directors voted on October 17, 2006 to grant a stock option to acquire 175,000 shares to Mr. Wynne. The shares vest monthly in equal installments over a four year period, beginning on November 30, 2006.

(8) The Compensation Committee voted on August 18, 2006 to grant a stock option to acquire 65,000 shares to Mr. Sach. 6,770 of the shares vested on August 18, 2006 and the remaining shares vest monthly in equal installments over a three year, seven month period.

(9) The Compensation Committee voted on August 23, 2006 to grant a performance share award to Mr. Wingfield, effective as of the date of his hire.

(10) The Compensation Committee voted on August 23, 2006 to grant a stock option to acquire 175,000 shares to Mr. Wingfield, effective as of the last business day of the quarter. The shares vest monthly in equal installments over a four year period, beginning on October 31, 2006.

(11) The Compensation Committee voted on August 18, 2006 to grant a stock option to acquire 50,000 shares to Mr. Eng. 5,208 of the shares vested on August 18, 2006 and the remaining shares vest monthly in equal installments over a three year, seven month period.

(12) The Compensation Committee voted on July 26, 2006 to grant 10,000 shares of restricted stock to Mr. Pastorelle, with restrictions lapsing one-third on July 1, 2007, one-third on July 1, 2008 and one-third on July 1, 2009. The Board of Directors ratified such grant on August 2, 2006.

(13) The Compensation Committee voted on August 18, 2006 to grant a stock option to acquire 40,800 shares to Mr. Pastorelle. 25% of the shares vest on August 23, 2007, with the remaining 75% of the shares vesting monthly in equal installments over a three year period, beginning on September 30, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards and unvested stock awards as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. Curt Hockemeier	912	—	—	$ 0.16	5/31/2012	—	—	—	—
	20,221	—	—	$ 0.16	8/19/2012	—	—	—	—
	4,167	1,563(2)	—	$ 0.16	2/28/2013	—	—	—	—
	17,089	6,348(3)	—	$ 8.32	1/8/2014	—	—	—	—
	150,000(4)	—	—	$25.15	2/22/2015	—	—	—	—
	50,000(4)	—	—	$25.15	2/22/2015	—	—	—	—
	—	150,000(5)	—	$ 5.51	11/15/2016	—	—	—	—
	—	—	—	—	—	44,446(6)	244,009	—	—
	—	—	—	—	—	23,437(7)	128,669	—	—
	—	—	—	—	—	—	—	218,166(8)	$490,586(9)
John B. Wynne, Jr.	7,291	167,709(10)	—	$ 5.10	10/16/2016	—	—	—	—
	—	—	—	—	—	—	—	68,362(8)	$153,720(11)
Peter P. Sach	145,111	—	—	$ 0.16	8/3/2011	—	—	—	—
	62	—	—	$ 0.16	6/14/2012	—	—	—	—
	24,494	3,500(12)	—	$ 1.82	6/1/2013	—	—	—	—
	6,803	2,528(13)	—	$ 8.32	1/8/2014	—	—	—	—
	20,132(4)	—	—	$15.04	11/10/2014	—	—	—	—
	40,000(4)	—	—	$25.15	2/22/2015	—	—	—	—
	12,187	52,183(14)	—	$ 4.65	8/17/2016	—	—	—	—
	—	—	—	—	—	15,000(15)	82,350	—	—
	—	—	—	—	—	—	—	50,782(8)	$114,192(16)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
W. Terrell Wingfield, Jr. . . .	10,937	164,063(17)	—	$ 5.22	9/29/2016	—	—	—	—
	—	—	—	—	—	—	—	68,362(8)	$153,720(18)
Chi K. Eng	3,750	—	—	$ 2.03	3/1/2009	—	—	—	—
	1,041	—	—	$ 0.16	8/3/2011	—	—	—	—
	2,604	—	—	$ 0.16	8/3/2011	—	—	—	—
	209	—	—	$ 0.16	8/3/2011	—	—	—	—
	521	—	—	$ 0.16	8/3/2011	—	—	—	—
	28,125	—	—	$ 0.16	6/14/2012	—	—	—	—
	62	—	—	$ 0.16	6/14/2012	—	—	—	—
	2,494	927(19)	—	$ 8.32	1/8/2014	—	—	—	—
	25,000(4)	—	—	$15.04	11/10/2014	—	—	—	—
	12,500(4)	—	—	$25.15	2/22/2015	—	—	—	—
	9,374	40,626(20)	—	$ 4.65	8/17/2016	—	—	—	—
	—	—	—	—	—	10,000(21)	54,900	—	—
	—	—	—	—	—	2,566(22)	14,087	—	—
	—	—	—	—	—	—	—	42,970(8)	$ 96,624(23)
Peter F. Pastorelle	7,187	—	—	$ 0.16	8/3/2011	—	—	—	—
	9,375	—	—	$ 0.16	6/14/2012	—	—	—	—
	62	—	—	$ 0.16	6/14/2012	—	—	—	—
	6,521	932(24)	—	$ 1.82	6/30/2013	—	—	—	—
	1,811	673(25)	—	$ 8.32	1/8/2014	—	—	—	—
	9,062(4)	—	—	$15.04	11/10/2014	—	—	—	—
	10,000(4)	—	—	$25.15	2/22/2015	—	—	—	—
	—	40,800(26)	—	$ 4.72	8/22/2016	—	—	—	—
	—	—	—	—	—	4,233(27)	23,239	—	—
	—	—	—	—	—	10,000(28)	54,900	—	—

(1) Based upon the fair market value of $5.49 of our common stock on December 29, 2006, the last trading day of the fiscal year.

(2) The shares vest monthly in 48 equal installments over a four year period, with the first installment vesting on March 31, 2003.

(3) The shares vest monthly in 48 equal installments over a four year period, with the first installment vesting on February 28, 2004.

(4) On August 25, 2005, our Board approved the accelerated vesting of all unvested employee stock options issued under our 2004 Plan having an exercise price in excess of $10 and, therefore, these shares were fully vested at such time. Based on the closing price of $6.35 on August 24, 2005, none of these options had intrinsic economic value at the time.

(5) 25% of the shares vest on February 28, 2007, with the remaining 75% of the shares vesting monthly in 36 equal installments over a three year period, with the first installment vesting on March 31, 2007.

(6) The restrictions lapse yearly in three equal installments over a three year period, with the first installment vesting on August 25, 2006.

(7) The restrictions lapse yearly in four equal installments over a four year period, with the first installment vesting on June 30, 2004.

(8) The amount of performance shares that vest will be determined at the first meeting of the Compensation Committee after each of December 31, 2007 and December 31, 2008 based on the attainment of performance goals of the Company. For more information see the section entitled "—Grants of Plan Based Awards" and the discussion under "Compensation Discussion and Analysis—Long-term Incentive Compensation—Performance Share Awards," earlier in this Proxy Statement.

(9) Value is calculated upon 89,360 performance shares vesting based upon on achieving the threshold performance goals and is based on the closing price of $5.49 of our common stock on December 29, 2006, the last trading day of the fiscal year.

(10) The shares vest monthly in 48 equal installments over a four year period, with the first installment vesting on November 30, 2006.

(11) Value is calculated upon 28,000 performance shares vesting based upon on achieving the threshold performance goals and is based on the closing price of $5.49 of our common stock on December 29, 2006, the last trading day of the fiscal year.

(12) 25% of the shares vested on June 1, 2004, with the remaining 75% of shares vesting monthly over a three year period, with the first installment vesting on June 30, 2004.

(13) The options vest monthly in 48 equal installments over a four year period, with the first installment vesting on February 28, 2004.

(14) 6,770 of the shares vested on August 18, 2006 and the remaining shares vest monthly in 43 equal installments over a three year, seven month period, with the first installment vesting on September 30, 2006.

(15) The restrictions lapse yearly in three equal installments over a three year period, with the first installment vesting on August 25, 2006.

(16) Value is calculated upon 20,800 performance shares vesting based upon on achieving the threshold performance goals and is based on the closing price of $5.49 of our common stock on December 29, 2006, the last trading day of the fiscal year.

(17) The shares vest monthly in 48 equal installments over a four year period, with the first installment vesting on October 31, 2006.

(18) Value is calculated upon 28,000 performance shares vesting based upon on achieving the threshold performance goals and is based on the closing price of $5.49 of our common stock on December 29, 2006, the last trading day of the fiscal year.

(19) 25% of the shares vested on January 8, 2005, with the remaining 75% of the shares vesting monthly over a three year period, with the first installment vesting on February 8, 2005.

(20) 5,208 of the shares vested on August 18, 2006 and the remaining shares vest monthly in 43 equal installments over a three year, seven month period, with the first installment vesting on September 30, 2006.

(21) The restrictions lapse yearly in four equal installments over a four year period, with the first installment vesting on June 30, 2004.

(22) The restrictions lapse yearly in three equal installments over a three year period, with the first installment vesting on August 25, 2006.

(23) Value is calculated upon 17,600 performance shares vesting based upon on achieving the threshold performance goals and is based on the closing price of $5.49 of our common stock on December 29, 2006, the last trading day of the fiscal year.

(24) 25% of the shares vested on June 30, 2004, with the remaining 75% of shares vesting monthly over a three year period, with the first installment vesting on July 31, 2004.

(25) 25% of the shares vested on January 8, 2005, with the remaining 75% of shares vesting monthly over a three year period, with the first installment vesting on February 8, 2005.

(26) 25% of the shares vest on August 23, 2007, with the remaining 75% of the shares vesting over a three year period, with the first installment vesting on September 30, 2007

(27) The restrictions lapse yearly in three equal installments over a three year period, with the first installment vesting on August 25, 2006.

(28) Restrictions lapse one-third on July 1, 2007, one-third on July 1, 2008 and one-third on July 1, 2009.

Option Exercises and Stock Vested

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options and the vesting of stock awards during the year ended December 31, 2006.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise (#) (1)	Value Realized on Exercise ($) (2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (3)
J. Curt Hockemeier	62	$ 389	—	—
	20,507	$ 128,579	—	—
	18,750	$ 117,563	—	—
	19,270	$ 154,353	—	—
	217,373	$1,741,158	—	—
	456	$ 3,653	—	—
	5,055	$ 42,664	—	—
	—	—	22,224(4)	$107,786
Peter P. Sach	—	—	7,500(4)	$ 36,375
Chi K. Eng	—	—	5,000(4)	$ 24,250
Peter F. Pastorelle	—	—	2,117(4)	$ 10,267

(1) Amounts shown represent aggregate number of shares acquired upon option exercise.

(2) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(3) Amounts reflect the market value of the stock on the day the stock vested.

(4) Includes 7,872, 2,657, 1,772, and 750, respectively, restricted stock shares withheld by us at the election of Messrs. Hockemeier, Sach, Eng, and Pastorelle to pay the minimum withholding tax due upon vesting of restricted stock in 2006.

Potential Post-Employment Payments

The named executive officers are entitled to certain compensation in the event of termination of their employment. This section is intended to discuss these post-employment payments, assuming separation from employment on December 31, 2006 on the terms currently in effect between the named executive officers and us.

We have employment letters with Messrs. Hockemeier, Wynne, Sach, Wingfield, Eng, and Pastorelle (as amended, each an "Employment Letter" and collectively, the "Employment Letters"). Pursuant to the Employment Letters, each officer will devote his full business time, interest and efforts to the performance of his obligations with the Company.

On March 16, 2007, we amended the Employment Letters with each of Messrs. Sach and Eng. The amendment to Mr. Sach's Employment Letter provided that Mr. Sach would be entitled to severance in an amount equal to one year salary and benefits (as discussed in more detail below) if he terminates his employment for Good Reason (as defined in his Employment Letter) within six months of a Change of Control (as defined in his Employment Letter). The amendment to Mr. Eng's Employment Letter provided that Mr. Eng would be entitled to severance in an amount equal to one year salary and benefits (as discussed in more detail below) if either (1) we terminate his employment without cause, or (2) if he terminates his employment for Good Reason (as defined in his Employment Letter) within six months of a Change of Control (as defined in his Employment Letter). Therefore, all of the information and discussion regarding the post-employment payments that Messrs. Sach and Eng are entitled to, assuming separation from employment on December 31, 2006, are based on the terms of their respective Employment Letters, as amended on March 16, 2007.

The Employment Letters with each of Messrs. Hockemeier, Wynne, Sach, Wingfield, Eng, and Pastorelle provide that their employment is "at will." The employment of each of Messrs. Hockemeier, Wynne, Sach, Wingfield, and Pastorelle may be terminated by either party at any time for any reason or no reason with 60 days prior written notice. The employment of Mr. Eng may be terminated by either us or Mr. Eng at any time for any reason or no reason without prior notice.

Severance Benefits

The Employment Letters with each of Messrs. Hockemeier, Wynne, and Wingfield provide that if we terminate the officer's employment without cause (as defined in the Employment Letters) or if the officer terminates his employment for Good Reason (as defined in the Employment Letters), we are required to make the following payments to the officer:

- a severance payment equal to his one year base salary at the rate in effect on the date of termination,
- reimbursement for certain COBRA payments for a period of one year following the date of termination,
- an amount equal to potential employer contributions to our retirement plan for one year, and
- his accrued and unpaid salary and vacation time as of the date of termination.

The total amounts paid to the officers under the second and third bullet point cannot be more than $25,000.

Mr. Wingfield's Employment Letter also provides that if we terminate him without cause during the first three years of his employment, we will pay the broker's commission to sell his home in New Jersey and his documented moving expenses for him to relocate to Virginia or other destination of similar distance, up to $150,000. As of the date of this Proxy Statement, Mr. Wingfield has not relocated to New Jersey and, as such, this provision would not be triggered if we terminated his employment without cause on December 31, 2006.

The Employment Letters with each of Messrs. Sach and Eng provide that if we terminate the officer's employment without cause (as defined in the Employment Letters) or if the officer terminates his employment for Good Reason (as defined in the Employment Letters) within six months of a Change of Control (as defined in the Employment Letters), we are required to make the following payments to the officer:

- a severance payment equal to his one year base salary at the rate in effect on the date of termination,
- reimbursement for certain COBRA payments for a period of one year following the date of termination,
- an amount equal to potential employer contributions to our retirement plan for one year, and
- his accrued and unpaid salary and vacation time as of the date of termination.

The total amounts paid to the officers under the second and third bullet point cannot be more than $25,000.

Mr. Pastorelle's Employment Letter provides that if we terminate his employment without cause we are required to make the following payments to Mr. Pastorelle:

- a severance payment equal to six months base salary at the rate in effect on the date of termination,
- reimbursement for certain COBRA payments for a period of six months following the date of termination,
- an amount equal to potential employer contributions to our retirement plan for six months, and
- his accrued and unpaid salary and vacation time as of the date of termination.

The total amounts paid to Mr. Pastorelle under the second and third bullet point cannot be more than $25,000.

Treatment of Stock Options, Restricted Stock Awards, and Restricted Stock Units

Under Mr. Hockemeier's Employment Letter, if there is a Change of Control (as defined in his Employment Letter), all of his unvested stock options will vest and all repurchase rights on his restricted stock will expire upon the Change of Control. In addition, if Mr. Hockemeier is terminated without cause or for Good Reason before a Change of Control, 16/48th of his unvested options will vest and 16/48th of the restrictions on his restricted stock will lapse and he has six months to exercise all unvested stock options following his termination (as compared to our other employees, who generally only have three months to exercise all vested stock options following termination).

Under Mr. Sach's Employment Letter, if Mr. Sach's employment is terminated without cause in the twelve-month period following a change of control, then any unvested stock options will vest.

In addition, in the stock option agreements and restricted stock purchase agreement in 2006, as applicable, for each of Messrs. Hockemeier, Wynne, Sach, Wingfield, Eng, and Pastorelle, as well as in Messrs. Wynne's, Wingfield's, and Pastorelle's Employment Letters, such agreements provide as follows: In connection with a change of control (as defined in the respective agreements), if the grant is assumed or replaced in accordance with the terms of the stock option agreement or restricted stock purchase agreement, as the case may be,

- 50% of the grant will vest upon the change of control, with the remaining unvested portion vesting monthly and equally over the remaining portion of the vesting term, provided that the officer is employed by the Company or a subsidiary or is associated with the Company or subsidiary as a director or consultant on the applicable vesting dates, and
- if at any time during the twelve-month period following the change of control, the Company terminates the officer for any reason other than for cause (as defined in the respective agreements), then the grant will fully vest.

If the grant is not assumed or replaced in accordance with the terms of the stock option agreement or the restricted stock purchase agreement, as the case may be, 100% of the grant will vest upon change of control.

In addition to the provisions in the Employment Letters and stock option and restricted stock purchase agreements discussed above, certain of the named executive officers' other option agreements, restricted stock purchase agreements, and restricted stock unit agreements, as the case may be, contain additional acceleration provisions triggered by a Change of Control, as defined in those agreements, and quantified in the table below.

Treatment of Performance Share Awards

We have entered into performance share agreements with Messrs. Hockemeier, Wynne, Sach, Wingfield, and Eng (collectively, the "Performance Share Agreements"). The Performance Share Agreements provide the officer with the opportunity to earn shares of our common stock upon the attainment of performance goals established by our Compensation Committee. If an officer is terminated by us or on a voluntary basis for any reason prior to the attainment of his goals (as certified by our Compensation Committee), the officer will not receive any common stock.

If there is a Change in Control (as defined in the Performance Share Agreements) prior to the first Compensation Committee meeting in 2009, the officer will receive the number of shares equal to his Target Shares (as defined in the Performance Share Agreements) reduced by the number of shares of our common stock previously issued to the officer under his Performance Share Agreement.

Additional Provisions

The Employment Letters also contain provisions that generally prevent the officers from competing with us, attempting to hire our employees, or soliciting any of our customers during the term of his employment and for the following periods of time following termination:

- for two years after Mr. Hockemeier is terminated for cause or Good Reason, and for one year after if he is terminated for any other reason,
- for one year after Messrs. Wynne, Wingfield, and Sach are terminated,
- for six months after Mr. Pastorelle is terminated, and
- for the non-competition provisions for Mr. Eng, for six months after he is terminated, and for the non-solicitation provisions for Mr. Eng, for one year after he is terminated.

Potential Post-Employment Payments Table

The following table outlines the post-employment payments that would be made to the named executive officers, assuming separation from the Company on December 31, 2006(1):

Payments and Benefits	Voluntary or For Cause Termination, Death or Disability	Involuntary Termination without Cause before a Change of Control	By Executive for Good Reason before a Change of Control	Involuntary Termination without Cause after a Change of Control	By Executive for Good Reason after a Change of Control
J. Curt Hockemeier(2)					
Severance	$0	$420,000(3)	$420,000(3)	$420,009(3)	$420,000(3)
Accelerated Vesting of Stock Awards	$0	$ 44,670(4)	$ 44,670(4)	$381,009(5)	$312,510(6)
Performance Shares	$0	$ 0	$ 0	$613,233(7)	$613,233(7)
Other Benefits	$0	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)
John B. Wynne, Jr.					
Severance	$0	$275,000(3)	$275,000(3)	$275,000(3)	$275,000(3)
Accelerated Vesting of Stock Awards	$0	$ 0	$ 0	$ 65,407(9)	$ 65,407(10)
Performance Shares	$0	$ 0	$ 0	$192,150(11)	$192,150(11)
Other Benefits	$0	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)
Peter P. Sach					
Severance	$0	$275,000(3)	$ 0	$275,000(3)	$275,000(3)
Accelerated Vesting of Stock Awards	$0	$ 0	$ 0	$126,713(12)	$126,713(13)
Performance Shares	$0	$ 0	$ 0	$142,740(14)	$142,740(14)
Other Benefits	$0	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)

Payments and Benefits	Voluntary or For Cause Termination, Death or Disability	Involuntary Termination without Cause before a Change of Control	By Executive for Good Reason before a Change of Control	Involuntary Termination without Cause after a Change of Control	By Executive for Good Reason after a Change of Control
W. Terrell Wingfield, Jr.					
Severance	$ 0	$250,000(3)	$250,000(3)	$250,000(3)	$250,000(3)
Accelerated Vesting of Stock Awards	$ 0	$ 0	$ 0	$ 44,297(15)	$ 44,297(16)
Performance Shares	$ 0	$ 0	$ 0	$192,150(11)	$192,150(11)
Other Benefits	$ 0	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)
Chi K. Eng(17)					
Severance	$ 0	$200,000(3)	$ 0	$200,000(3)	$200,000(3)
Accelerated Vesting of Stock Awards	$ 0	$ 0	$ 0	$103,113(18)	$ 96,070(19)
Performance Shares	$ 0	$ 0	$ 0	$120,780(20)	$120,780(20)
Other Benefits	$ 0	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)	$ 25,000(8)
Peter F. Pastorelle					
Severance	$ 0	$ 80,000(21)	$ 0	$ 80,000(21)	$ 0
Accelerated Vesting of Stock Awards	$ 0	$ 0	$ 0	$109,555(22)	$109,555(23)
Performance Shares	N/A	N/A	N/A	N/A	N/A
Other Benefits	$ 0	$ 25,000(24)	$ 0	$ 25,000(24)	$ 0

(1) Calculations reflect terms provided for in the amended Employment Letters for Messrs. Sach, and Eng, effective as of March 16, 2007.

(2) Mr. Hockemeier resigned as Chief Executive Officer, President, and director of the Company on June 11, 2007. In connection with his resignation he received (a) $490,000 in severance, (b) acceleration of outstanding stock option awards resulting in (i) $11,500, attributable to gains realized for the acceleration of certain unvested stock option grants, (ii) $134,528.38, attributable to gains realized for the acceleration of his unvested restricted stock awards, and (iii) $127,565.76, attributable to gains realized for the acceleration of certain unvested restricted stock unit awards; (c) $25,000, as reimbursement for certain COBRA payments for a period of one year following the date of termination and amounts for potential employer contributions to our retirement plan for one year following the date of termination; and (d) $9,639.72, as payment for the employer portion of COBRA payments, accrued vacation and potential employer contributions to the Company's retirement plan during the 60 days following Mr. Hockemeier's resignation. All values have been calculated using the closing price of $5.74 on June 11, 2007.

(3) Executive is entitled to one times his base salary in effect on the date of termination.

(4) Prior to a change of control, upon termination of Mr. Hockemeier's employment by the Company without cause, or by Mr. Hockemeier for Good Reason, 16/48th of his unvested options will vest and 16/48th of the restrictions on his restricted stock will lapse. As a result, Mr. Hockemeier would be entitled to an incremental value of (a) $2,777, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006, and (b) $42,893, attributable to gains realized for the acceleration of his unvested restricted stock awards as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(5) Upon Mr. Hockemeier's termination without cause in connection with a change of control, his unvested stock options will fully vest. As a result, Mr. Hockemeier would be entitled to an incremental value of $8,331, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006. Also upon Mr. Hockemeier's termination without cause in connection with a change of control, his unvested restricted stock awards will fully vest, resulting in an incremental value of $128,669, attributable to gains realized for the acceleration of his unvested restricted stock awards as of December 31, 2006. Finally, upon Mr. Hockemeier's termination without cause in connection with a change of control, his unvested restricted stock units will fully vest, resulting in an incremental value of $244,009, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. All values

have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(6) Upon a change of control, assuming that the successor company does not assume or replace Mr. Hockemeier's equity grants, his unvested stock options from 2006 and his restricted stock units will fully vest. In addition, upon a change of control, 50% of his unvested stock options from 2004 and 2003 as well as his restricted stock will vest. This will result in (a) an incremental value of $4,166 attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006, (b) an incremental value of $244,009, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006, and (c) an incremental value of $64,335, attributable to gains realized for the acceleration of his unvested restricted stock as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(7) Upon a change in control, Mr. Hockemeier will receive 111,700 performance shares. At the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year, the value of these shares would be $613,233.

(8) This represents amounts for reimbursement for certain COBRA payments for a period of one year following the date of termination, and amounts for potential employer contributions to our retirement plan for one year following the date of termination. Pursuant to the terms of the Employment Letters for each of Messrs. Hockemeier, Wynne, Sach, Wingfield, and Eng, the total of these two benefits cannot exceed $25,000.

(9) Upon Mr. Wynne's termination without cause in connection with a change of control, his unvested stock options will fully vest. As a result, Mr. Wynne would be entitled to an incremental value of $65,407, attributable to gains realized for the acceleration of the unvested stock option grants as of December 31, 2006, using the closing stock price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(10) Upon a change of control, assuming that the successor company does not assume or replace Mr. Wynne's equity grants, his unvested stock options will fully vest. As a result, Mr. Wynne would be entitled to an incremental value of $65,407, attributable to gains realized for the acceleration of the unvested stock option grants as of December 31, 2006, using the closing stock price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(11) Upon a change in control, each of Mr. Wynne and Mr. Wingfield will receive 35,000 performance shares. At the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year, the value of these shares would be $192,150.

(12) Upon Mr. Sach's termination without cause in connection with a change of control, his unvested stock options (except for any option grants in 2003) will fully vest. As a result, Mr. Sach would be entitled to an incremental value of $44,363, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006. Upon Mr. Sach's termination without cause in connection with a change of control, his unvested restricted stock units will fully vest, resulting in an incremental value of $82,350, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(13) Upon a change of control, assuming that the successor company does not assume or replace Mr. Sach's equity grants, his unvested stock options from 2006 and restricted stock units will fully vest. In addition, upon a change of control, 50% of his unvested stock options from 2004 will vest. This will result in an incremental value of $44,363, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006 and an incremental value of $82,350, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(14) Upon a change in control, Mr. Sach will receive 26,000 performance shares. At the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year, the value of these shares would be $142,740.

(15) Upon Mr. Wingfield's termination without cause in connection with a change of control, his unvested stock options will fully vest. As a result, Mr. Wingfield would be entitled to an incremental value of $44,297, attributable to gains realized for the acceleration of the unvested stock option grants as of December 31, 2006, using the closing stock price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(16) Upon a change of control, assuming that the successor company does not assume or replace Mr. Wingfield's equity grants, his unvested stock options will fully vest. As a result, Mr. Wingfield would be entitled to an incremental value of $44,297, attributable to gains realized for the acceleration of the unvested stock option grants as of December 31, 2006, using the closing stock price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(17) On July 13, 2007, the Company and Mr. Eng mutually agreed to end Mr. Eng's employment with the Company and to treat such departure as a termination without cause for purposes of his Employment Letter. In connection with his termination he received (a) $200,000 in severance, (b) $24,400, as reimbursement for certain COBRA payments for a period of one year following the date of termination and amounts for potential employer contributions to our retirement plan for one year following the date of termination, and (c) $3,845.15 as payment for accrued and unused vacation. In connection with Mr. Eng's departure, the Company and Mr. Eng entered into a consulting agreement from July 13, 2007 to August 31, 2007. Pursuant to this consulting agreement, Mr. Eng will continue to make himself available to the Company on an as needed basis for transitional purposes. In exchange for these services, the Company will continue to vest Mr. Eng's outstanding stock option grants and restricted stock awards through August 31, 2007. As a result, during this period, an additional (i) 2,155 shares of his aggregate unvested stock option grants will vest and (ii) 5,000 shares of his aggregate unvested restricted stock awards will vest.

(18) Upon Mr. Eng's termination without cause in connection with a change of control, his unvested stock options from 2006 will fully vest. As a result, Mr. Eng would be entitled to an incremental value of $34,126, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006. Also upon Mr. Eng's termination without cause in connection with a change of control, his unvested restricted stock awards will fully vest, resulting in an incremental value of $14,087, attributable to gains realized for the acceleration of his unvested restricted stock awards as of December 31, 2006. Finally, upon Mr. Eng's termination without cause in connection with a change of control, his unvested restricted stock units will fully vest, resulting in an incremental value of $54,900, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(19) Upon a change of control, assuming that the successor company does not assume or replace Mr. Eng's equity grants, his unvested stock options from 2006 and his restricted stock units will fully vest. As a result, Mr. Eng would be entitled to an incremental value of $34,126, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006 and an incremental value of $54,900, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. Also upon a change of control, 50% of his unvested restricted stock awards will vest, resulting in an incremental value of $7,044, attributable to gains realized for the acceleration of his unvested restricted stock awards as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(20) Upon a change in control, Mr. Eng will receive 22,000 performance shares. At the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year, the value of these shares would be $120,780.

(21) Mr. Pastorelle is entitled to six months base salary in effect on the date of termination.

(22) Upon Mr. Pastorelle's termination without cause in connection with a change of control, his unvested stock options from 2006 will fully vest. As a result, Mr. Pastorelle would be entitled to an incremental value of $34,836, attributable to gains realized for the acceleration of his unvested stock option grants as of December 31, 2006. Also upon Mr. Pastorelle's termination without cause in connection with a change of control, his unvested restricted stock awards will fully vest, resulting in an incremental value of $54,900, attributable to gains realized for the acceleration of his unvested restricted stock awards as of December 31, 2006. Finally, upon Mr. Pastorelle's termination without cause in connection with a change of control, his unvested restricted stock units will fully vest, resulting in an incremental value of $23,239, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(23) Upon a change of control, assuming that the successor company does not assume or replace Mr. Pastorelle's equity grants, his unvested stock options from 2006, his restricted stock, and his restricted stock units will fully vest. As a result, Mr. Pastorelle would be entitled to (a) an incremental value of $34,836 attributable to gains realized for the acceleration of his unvested stock option grants from 2006 as of December 31, 2006, (b) an incremental value of $54,900, attributable to gains realized for the acceleration of his unvested restricted stock awards as of December 31, 2006, and (c) an incremental value of $23,239, attributable to gains realized for the acceleration of his unvested restricted stock units as of December 31, 2006. All values have been calculated using the closing price of $5.49 on December 29, 2006, the last trading day of the fiscal year.

(24) This represents amounts for reimbursement for certain COBRA payments for a period of six months following the date of termination, and amounts for potential employer contributions to our retirement plan for six months following the date of termination. Pursuant to the terms of Mr. Pastorelle's Employment Letter, the total of these two benefits cannot exceed $25,000.

The amounts shown in the above table does not include payments and benefits to the extent they have been earned prior to the termination of employment or are provided on a non-discriminatory basis generally to salaried employees upon termination of employment. This includes accrued salary and vacation pay.

John Roberts

Mr. Roberts resigned from his position as our Chief Financial Officer effective June 16, 2006. In connection with his resignation, we provided Mr. Roberts with his accrued and unpaid salary and vacation time as of the date of resignation, which, as of June 16, 2006, equaled $3,230.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the role of the directors, amount of time that directors expend in fulfilling their duties, and the expertise required of Board members.

Prior to February 2006, each non-employee member of our Board received directors' fees as follows: $5,000 annual retainer for each director, $5,000 annual retainer for each committee chair; $1,500 per meeting of our Board attended; $1,000 for each committee meeting attended in person and not held on the day of a Board meeting; and $350 for each committee meeting that is attended by teleconference and not held on the day of a Board meeting. In addition, we reimburse the members of our Board who are not employees for all reasonable expenses incurred in connection with their attendance at Board and committee meetings. Directors who are also our employees do not receive compensation for their services as directors.

In February 2006, our Board unanimously approved certain increases to the compensation of the non-employee members of our Board. As a result, in 2006 each non-employee member of our Board, other than Mr. Atkinson, received fees as follows: $20,000 annual retainer for each director; $5,000 annual retainer for each committee chair, however, the chairman of the Audit Committee will receive a $10,000 annual retainer fee and each member of the Audit Committee, other than the chairman, will receive an additional $5,000 annual retainer fee; $2,000 per meeting of our Board attended in person; $350 per each meeting of our Board attended by teleconference; $1,000 for each committee meeting attended in person and not held on the day of a Board meeting; and $350 for each committee meeting that is attended by teleconference and not held on the day of a Board meeting. Additionally, the Chairman of the Board received a $40,000 annual retainer (such annual retainer fee is in lieu of the increased annual retainer fee of $20,000 for each non-employee director). At the time the increase was approved, Mr. Atkinson declined to receive the increased compensation he otherwise would be entitled to receive under the current compensation policy. Therefore, Mr. Atkinson continues to be paid under the compensation structure in place prior to February 2006 and as discussed above. Additionally, Mr. Atkinson has initially declined the additional compensation he would receive under the current compensation policy in connection with his current role as Chairman of the Board of Directors.

On October 23, 2006, we announced that our Board formed a Special Committee of independent directors to explore a broad range of strategic alternatives to enhance stockholder value. Until Mr. Moore's appointment as Interim Chief Executive Officer and President, the Special Committee was composed of Messrs. Atkinson, Donahue, Moore, and Ruane, each an independent director of Arbinet. Mr. Donahue serves as the Chairman of the Special Committee. As Chairman of the Special Committee, Mr. Donahue received a one-time payment of $35,000. The other members of the Special Committee each received a one-time payment of $25,000. Mr. Moore resigned from the Special Committee on June 11, 2007 in connection with his appointment as Interim Chief Executive Officer and President.

In November 2004, our Board approved our 2004 Plan pursuant to which each non-employee director will automatically receive an option to purchase 25,000 shares of our common stock upon his or her appointment to our Board. In April 2005, our Board modified the initial grant to new non-employee directors under our 2004 Plan. Each newly elected non-employee director has the choice of receiving: (1) no shares of restricted stock and an option to purchase 25,000 shares; (2) 1,000 shares of restricted stock and an option to purchase 22,000 shares; (3) 2,000 shares of restricted stock and an option to purchase 19,000 shares; or (4) 3,000 shares of restricted stock and an option to purchase 16,000 shares. The options and restricted stock vest during the period of, and subject to, the non-employee director's continued service as a director.

Prior to February 2006, each non-employee director would automatically receive an annual grant of an option to purchase 10,000 shares of our common stock at each year's annual meeting after which he or she continues to serve as a director. In February 2006, our Board modified the annual stock grant granted to each non-employee director for continued service on our Board. As modified, each non-employee director receives, at each year's annual meeting of stockholders: (1) an option to purchase 7,000 shares of our common stock, and (2) 7,000 shares of our restricted common stock. The options and the restricted stock granted to non-employee directors vest as our Board determines, subject to the non-employee director's continued service as a director.

Director Summary Compensation Table

The table below summarizes the compensation paid to non-employee Directors for the fiscal year ended December 31, 2006. Directors who are employees receive no additional compensation for Board service.

DIRECTOR COMPENSATION (1)

Name (2)	Fees Earned or Paid in Cash ($) (3)	Stock Awards ($) (4)	Option Awards ($) (5)	Total ($)
Robert C. Atkinson	$46,800	$11,990	$17,626	$ 76,416
Michael J. Donahue	$72,050	$ 4,142	$34,571	$110,763
Alex Mashinsky	$18,350	$ 1,253	$ 5,832	$ 25,435
Roger H. Moore	$73,700	$13,002	$17,877	$104,579
John B. Penney, Jr.	$ 2,500	$ 230	$ 2,411	$ 5,140
Michael J. Ruane	$77,650	$ 6,332	$11,048	$ 95,030
William G. Kingsley (6)	—	—	—	—
Deborah D. Rieman, PhD (6)	$23,050	—	—	$ 23,050
Anthony L. Craig (6)	$55,150	$ 6,332	$11,048	$ 72,530

(1) Mr. Hockemeier, our Chief Executive Officer and President during 2006, is not included in this table as he was an employee of the Company during 2006 and received no compensation for his services as a director. The compensation received by Mr. Hockemeier as an employee of the Company is shown in the Summary Compensation Table. Mr. Hockemeier resigned as Chief Executive Officer, President, and director of the Company on June 11, 2007.

(2) We do not maintain any non-equity incentive plans, pension plans, or non-qualified deferred compensation plans. No directors received any other compensation other than what is listed above.
(3) Total reflects fees and retainers earned.
(4) Amount listed reflects the dollar amount recognized for financial statement reporting purposes in 2006 in accordance with SFAS No. 123R of restricted stock awards, and thus includes amounts from awards granted in and prior to 2006. Information related to the financial reporting of restricted stock and restricted stock units are presented in Footnote 9 to the Consolidated Financial Statements presented in our 2006 Form 10-K.
(5) Amount listed reflects the dollar amount recognized for financial statement reporting purposes in 2006 in accordance with SFAS No. 123R on stock option awards and thus includes amounts from awards granted in and prior to 2006. Information related to the financial reporting of stock options are presented in Footnote 9 to the Consolidated Financial Statements presented in our 2006 Form 10-K.
(6) Mr. Kingsley resigned from our Board effective April 4, 2006. Dr. Rieman resigned from our Board effective June 15, 2006. Mr. Craig resigned from our Board effective March 9, 2007.

The following table sets forth information with respect to the Directors concerning outstanding stock option awards and unvested stock awards as of December 31, 2006.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) (Exerciseable)	Number of Securities Underlying Unexercised Options (#) (Unexerciseable)	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Grant Date Fair Value of Stock and Option Award ($) (1)
Robert C. Atkinson ...	6/1/2003	—	313	$ 1.82	—	$ 0.48
	8/3/2003	—	313	$ 3.81	—	$ 1.12
	6/16/2005	16,000	—	$12.00	—	$ 1.71
	6/16/2005	—	—		1,500	$11.99
	6/15/2006	—	10,000	$ 5.02	—	$ 2.54
Michael J. Donahue ...	1/9/2006	—	25,000	$ 6.76	—	$ 3.41
	8/7/2006	—	7,000	$ 4.32	—	$ 2.11
	8/7/2006	—	—	—	7,000	$ 4.26
Alex Mashinsky	8/3/2006	—	19,000	$ 4.52	—	$ 2.21
	8/3/2006	—	—	—	2,000	$ 4.51
Roger H. Moore	8/3/2005	6,666	9,334	$ 6.68	—	$ 2.75
	8/3/2005	—	—	—	1,751	$ 6.67
	6/15/2006	—	7,000	$ 5.02	—	$ 2.54
	6/15/2006	—	—	—	7,000	$ 5.01
John B. Penney, Jr. ...	11/16/2006	—	22,000	$ 5.52	—	$ 2.63
	11/16/2006	—	—	—	1,000	$ 5.51
Michael J. Ruane	2/29/2004	—	—	—	859(2)	—(2)
	6/16/2005	10,000	—	$12.00	—	$ 1.71
	6/15/2006	—	7,000	$ 5.02	—	$ 2.54
	6/15/2006	—	—	—	7,000	$ 5.01
Anthony L. Craig	6/16/2005	10,000	—	$12.00	—	$ 1.71

(1) The amounts included in this column represent the full grant date fair value of the awards computed in accordance with SFAS No. 123R. Information related to the financial reporting of restricted stock and restricted stock units are presented in Footnote 9 to the Consolidated Financial Statements presented in our 2006 Form 10-K.
(2) In February 2004, Mr. Ruane purchased 15,625 shares of restricted stock for its fair market value. Of these shares, 859 shares are subject to a repurchase right by the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee has furnished the following report:

To the Board of Directors of Arbinet-thexchange, Inc.:

The Audit Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent registered public accounting firm, the matters required to be discussed by SAS 61.
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and has discussed with the independent registered public accounting firm its independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

By the Audit Committee of the Board of Directors.

Michael J. Ruane, Chairman
John B. Penney, Jr.
Jill Thoerle
(As currently constructed)

AUDIT FEES AND ALL OTHER FEES

Our Board of Directors has selected the accounting firm of Ernst & Young LLP, an independent registered public accounting firm, to serve as our independent auditors for the 2007 fiscal year. Fees paid to Ernst & Young LLP for each of the last two fiscal years are listed in the following table:

Year ended December 31,	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2006	$1,210,300	$—	$32,700	$—
2005	$ 934,766	$—	$15,485	$—

Audit Fees

Audit fees include fees for professional services rendered for the audit of our annual financial statements and review of our financial statements on a quarterly basis.

Audit-Related Fees

There were no fees billed in fiscal year 2006 or 2005 for professional services rendered by Ernst & Young for audit-related services.

Tax Fees

Tax fees consist of services performed by our Ernst & Young LLP's tax division, except those related to the audit and include fees for international tax compliance.

All Other Fees

There were no fees billed in fiscal year 2006 or 2005 for professional services rendered by Ernst & Young LLP for products and services, which are not disclosed above.

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the Securities and Exchange Commission. These services may include audit services, audit-related services, tax services and other services. Each year, the Audit Committee approves the appointment of the independent registered public accounting firm to audit our financial statements, including the associated fee. Of the services described in the section of this Proxy Statement entitled "Audit Fees and All Other Fees," 100% of such services were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young LLP is compatible with maintaining Ernst & Young LLP's independence and has concluded that it is.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In 2006, we did not have any related party transactions that required disclosure under this item. On July 13, 2007, we entered into a Settlement and Standstill Agreement (the "Mashinsky Agreement") with Alex Mashinsky, a current director, and Governing Dynamics Investments, LLC ("Governing Dynamics"). Mr. Mashinsky is the sole member and manager of Governing Dynamics. The Mashinsky Agreement was approved by the Board (with Mr. Mashinsky abstaining).

Pursuant to the terms of the Mashinsky Agreement, we paid Mr. Mashinsky $637,597 as reimbursement for all of his out-of-pocket expenses incurred in connection with, among other things, the 2006 Annual Meeting of Stockholders, the Annual Meeting, and certain litigation costs. Also under the Mashinsky Agreement, we engaged Mr. Mashinsky as a consultant for a period of six months for the purpose of providing advice with respect to the exchange's ability in the spot market and assessing opportunities in the advertising area. In exchange for these consulting services, we granted Mr. Mashinsky 50,000 non-qualified stock options at an exercise price of $5.89 per share, which vest over the six month term of the consulting arrangement, beginning on July 31, 2007. As of July 13, 2007, the date of grant, these stock options were valued at $294,500.

For more information on the Mashinsky Agreement, please see the section of this Proxy Statement entitled "Settlement and Standstill Agreements."

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

All transactions involving directors and executive officers are reviewed on an ongoing basis by our Audit Committee and all such transactions must be approved by our Audit Committee. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the Securities and Exchange Commission and the National Association of Securities Dealers. We do not maintain a formal written policy concerning the aforementioned procedures. Our Audit Committee Charter and Code of Ethics each provide guidance on business relations between us and our directors, officers, and employees.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that directors and executive officers of the Company and persons who own more than 10% of a registered class of the Company's equity securities, file reports of ownership of, and changes in ownership of, Company securities with the Securities and Exchange Commission. Such directors, executive officers, and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, all filings required to be made by the Company's Section 16(a) reporting persons during fiscal year 2006 were made on a timely basis, except as follows: Mr. Atkinson did not timely file one Form 4 with respect to one transaction. Each of Messrs. Mashinsky, Moore, Pastorelle, and Ruane did not timely file one Form 4 with respect to two transactions. Each of Messrs. Penney and Wingfield did not timely file a Form 3 upon becoming a Section 16(a) reporting person and did not timely file one Form 4 with respect to two transactions. Anthony L. Craig, our former Chairman of the Board, did not timely file one Form 4 reporting two transactions.

Directors' Attendance at Annual Meeting of Stockholders

It is the policy of our Board that all directors attend the annual meeting of stockholders except where the failure to attend is due to unavoidable circumstances or conflicts discussed in advance by such director with the Chairman of the Board. All of our directors attended the 2006 Annual Meeting of Stockholders except for Deborah D. Rieman, PhD.

Director Candidates

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and our Board. The Nominating and Corporate Governance Committee has previously engaged executive search firms in its search for candidates for the Board.

In considering whether to recommend any particular candidate for inclusion in our Board's slate of recommended director nominees, whether proposed by a stockholder or any other party, our Nominating and Corporate Governance Committee will apply the criteria contained in the committee's charter. These criteria include a reputation for integrity, honesty and adherence to high ethical standards, the candidate's understanding of and experience in the telecommunications or internet services industries, understanding of and experience in accounting oversight and governance, finance and marketing and leadership experience with public companies or other significant organizations, sound business judgment and shall be expected to effectively interact with other members of our Board to serve the long-term interests of the Company and our stockholders. For more information on the criteria considered by the Nominating and Corporate Governance Committee, see the Nominating and Corporate Governance Committee's Charter, which is available on the Company's website at *www.arbinet.com*. We believe that the backgrounds and qualifications of our directors as a whole should collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of our business.

Stockholders may recommend individuals to our Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate information about the candidate that would be required to be included in a proxy statement under the rules of the Securities and Exchange Commission, information about the relationship between the candidate and the recommending stockholder, the consent of the candidate to serve as a director and proof of the number of shares of our common stock that the recommending stockholder owns and the length of time the shares have been owned to: Nominating and Corporate Governance Committee, c/o Arbinet-thexchange, Inc., 120 Albany Street; Tower II; Suite 450, New Brunswick, New Jersey 08901, Attention: Secretary, at least 120 days before the one-year anniversary of the date of mailing of our proxy materials for the prior year's annual meeting of stockholders.

Stockholder Communications with the Board of Directors

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Our Chairman of the Board is primarily responsible for monitoring communications from our stockholders and for providing copies or summaries to the other directors as he considers appropriate.

Stockholders who wish to send communications on any topic to our Board as a whole should send such communication to the attention of the Chairman of the Board via U.S. Mail (including courier or expedited delivery service) to Arbinet-thexchange, Inc., 120 Albany Street; Tower II; Suite 450, New Brunswick, New Jersey 08901 or by facsimile at (732) 509-9101.

Stockholders who wish to send communications on any topic to an individual director in his capacity as a member of our Board, may send such communications to the attention of the individual director via U.S. Mail (including courier or expedited delivery service) to Arbinet-thexchange, Inc., 120 Albany Street; Tower II; Suite 450, New Brunswick, New Jersey 08901 or by facsimile at (732) 509-9101.

Stockholder Proposals to be Presented at the Next Annual Meeting

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with regulations adopted by the Securities and Exchange Commission. Any proposal that an eligible stockholder desires to have presented at the 2008 Annual Meeting of Stockholders concerning a proper subject for inclusion in the proxy statement and for consideration at the 2008 Annual Meeting, will be included in the Company's proxy statement and related proxy card if it is received by the Company no later than March 25, 2008. However, if the date of the annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before we print and mail our proxy materials. For stockholder proposals for the 2008 Annual Meeting of Stockholders not to be included in our proxy materials, the deadline is no earlier than March 24, 2008 and, generally, no later than May 23, 2008. If a stockholder gives notice of such a proposal after this deadline, the Company's proxy agents will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the 2008 Annual Meeting of Stockholders. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements.

Financial Statements

The financial statements of the Company are contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which has been provided to stockholders concurrently herewith. Such report and the financial statements contained in the Company's Annual Report on Form 10-K are not to be considered a part of this soliciting material.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report," and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

Other Annual Meeting Matters

Representatives from Ernst & Young will be present at the Annual Meeting. Such representatives will have the opportunity to make a statement if they desire to do so and such representatives will be available to respond to appropriate questions.

Our Board does not intend to bring any other matters before the Annual Meeting and has no reason to believe any other matters will be presented. If, however, other matters properly do come before the Annual Meeting, it is the intention of the persons named as proxy agents in the enclosed proxy card to vote upon such matters in accordance with the recommendation of our Board.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS VERY IMPORTANT TO THE COMPANY. PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY.

By Order of the Board of Directors,



W. TERRELL WINGFIELD, JR.
Secretary

New Brunswick, New Jersey
July 23, 2007

Comparative Performance Graph

The following line graph compares the change in the cumulative total stockholder return on our common stock since the Company's initial public offering with the cumulative total return of the Russell 2000 Index ("Russell") and the NASDAQ Telecommunications Index ("NASDAQ Telecom"). The graph assumes that $100 was invested at December 16, 2004, the date of Company's initial public offering, in our common stock and the Russell, and on November 30, 2004 in the NASDAQ Telecom. Dividend reinvestment has been assumed and, with respect to companies in the NASDAQ Telecom, the returns of such companies have been weighted at each measurement point to reflect relative stock market capitalization. The historical information set forth below is not necessarily indicative of future performance.



Comparison of Cumulative Total Return
$150
$100
$50
$0
12/16/2004
12/31/2004
12/31/2005
12/31/2006
Arbinet
Russell 2000 Index
NASDAQ Telecommunications Index

Assumes $100 Invested on December 16, 2004 in our Common Stock and the Russell, and on November 30, 2004 in the Nasdaq Telecom (*)
Assumes Dividends Reinvested Through Fiscal Year Ending December 31, 2006

	12/16/04	12/31/04	12/31/05	12/31/06
Arbinet-thexchange, Inc.	100.00	85.62	24.17	18.93
Russell	100.00	101.55	106.17	125.67
NASDAQ Telecom	100.00*	101.38	97.33	121.57

PeeringSolutions℠

In May 2006, we launched VoIP PeeringSolutions to enable communications service providers to more effectively manage their traffic across both traditional and VoIP networks. By year-end 2006, the service had been adopted by 53 service providers with more than 121 million active telephone numbers. This momentum continued into 2007 and now 83 members representing 293 million active telephone numbers in 47 countries are able to directly receive calls through Arbinet's platform. This results in a higher quality service for our buyers and higher margins for the service providers. We believe this is an important initiative with considerable potential.

Digital Goods Markets

As part of our focus on expanding into other forms of digital communications and goods, we acquired Flowphonics in December of last year and established Broad Street Digital. Flowphonics offered a license management program platform for intellectual property rights and digital content distribution and became the basis for the first service provided by Broad Street Digital. In February 2007, we further bolstered our credentials in the digital media space when we won a competition to partner with the American Association of Advertising Agencies to build and implement the ebiz for media registry. This registry is an industry-wide cross-media electronic trading directory that will facilitate two-way electronic business transactions and communications between media traffic/sales systems and media buying systems. We beat several of the world's leading software companies for this contract, based on the strength of our platform.

2006 Results

These initiatives enabled us to drive strong member growth in 2006.

- Members grew to 693 from 399 in 2005; and
- Members bought and sold 12.6 billion minutes on thexchange, up from 11.9 billion minutes in 2005;
- We completed 1.47 billion calls in 2006, compared to 1.43 billion in 2005.
- We also ended the year with a strong balance sheet. Cash and marketable securities were $63.0 million as of December 31, 2006.
- Our full-year 2006 fee revenues were $47.9 million compared to $48.8 million in 2005.
- Full year 2006 net loss of ($.4 million) or ($0.02) per diluted share, compared to net income of $9.7 million or $0.38 per diluted share for the full year 2005.

"In 2006, we identified high priority initiatives designed to leverage our technology, relationships and intellectual property."

Looking to the Future

Arbinet's patented technology, strong balance sheet and dedicated employees provide a solid foundation for our Company. It is clear, however, that we must do more to improve Arbinet's financial performance and shareholder returns.

We believe new, additional expertise on our management team will help accelerate progress as we work to manage through the volatility in our markets and better capitalize on our strengths. Accordingly, in June 2007, our Board appointed Robert C. Atkinson, our lead outside director, as Chairman of the Board, and me as Interim Chief Executive Officer and President. Both Mr. Atkinson and I have served as directors on Arbinet's Board since 2005. We have also retained an executive search firm to help identify qualified candidates to lead the Company on a permanent basis. Your Board remains focused on enhancing shareholder value, and we will continue to take all appropriate actions to achieve this goal.

I would like to take this opportunity to commend our employees for their continued commitment and dedication and extend thanks to you, our shareholders, and ask for your support as we continue our efforts to move the Company forward and increase shareholder value.



Roger H. Moore
Interim Chief Executive Officer and President

Management

Roger H. Moore
Interim Chief Executive Officer
and President

Robert A. Barbiere
Arbinet Digital Media
Chief Operating Officer

John H. Chapel
Senior Vice President of Trading

Chi K. Eng, Esq.
Senior Vice President,
Intellectual Property Counsel

Steven Heap
Chief Technology Officer

Peter P. Sach
Chief Information Officer
and Senior Vice President Operations

W. Terrell Wingfield Jr., Esq.
General Counsel

John B. Wynne, Jr.
Chief Financial Officer

Board of Directors

Robert C. Atkinson, Chairman
Director of Policy Research at
Columbia Institute for
Tele-Information

Michael J. Donahue
Retired Group Executive Vice
President and Chief Operating Officer,
BearingPoint, Inc.

Alex Mashinsky
Managing Partner, VenturiFX

Roger H. Moore
Interim Chief Executive Officer
and President

John B. Penney
Senior Vice President-Advertising
Supported Broadband Channels
HBO, Inc.

Michael J. Ruane
Senior Vice President-Finance
and Chief Financial Officer,
SunGard Data Systems, Inc.

Shareholder Information

Corporate Headquarters
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901

1.732.509.9100
www.arbinet.com

Stock Listing
Exchange: NASDAQ
Ticker Symbol: ARBX

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1.908.497.2300
www.rtco.com

Independent Auditors
Ernst & Young LLP
MetroPark
99 Wood Avenue South
P.O. Box 751
Iselin, NJ 08830-0471
1.732.516.4200
www.ey.com

Additional copies of the company's Form 10-K for the fiscal year ended December 31, 2006, filed with Securities and Exchange Commission may be requested by contacting W. Terrell Wingfield Jr., Esq. at 120 Albany Street, Tower II, Suite 450, New Brunswick, NJ 08901.

Forward-looking Statements

This Annual Report contains forward-looking statements regarding anticipated future revenues, growth, capital expenditures, management's future expansion plans, expected product and service developments or enhancements. Such forward-looking statements may be identified by the use of the following words (among others): "believes," "expects," "may," "will," "plan," "should" or "anticipates," or comparable words and their negatives. These forward-looking statements are not guarantees but are subject to risks and uncertainties that could cause actual results to differ materially from the expectations contained in these statements, including risks associated with the Company's business, such as, for example, the Company's revenue growth; Members (in particular, significant trading Members) not trading on our exchange or utilizing our new and additional services (including data on thexchange℠ service, mobile on thexchange℠ service, DirectAxcess℠ service, PrivateExchange℠ service, VoIP Peering, and AssuredRouting℠ service); continued volatility in the volume and mix of trading activity (including the average call duration and the mix of geographic markets traded); our uncertain and long Member enrollment cycle; the failure to manage our credit risk; failure to manage our growth; pricing pressure competitive factors; system failures, human error and security breaches, which could cause the Company to lose Members and expose it to liability; future government regulation; and the Company's ability to obtain and enforce patent protection for our methods and technologies, as well as the risks set forth in the section entitled "Additional Factors That May Affect Future Results." Arbinet assumes no obligation to update any forward-looking statements contained in this Annual Report in the event of changing circumstances or otherwise, and such statements are current only as of the date they are made.

END